International Bank for Reconstruction and Development

Management’s Discussion & Analysis
and
Financial Statements
June 30, 2006

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

MANAGEMENT’S DISCUSSION AND ANALYSIS
JUNE 30, 2006

LIST OF BOXES, TABLES AND FIGURES

	Boxes
1	Selected Financial Data	4
2	Hedging Strategy and Use of Derivatives	5
3	Lending Operations Principles	9
4	Treatment of Overdue Payments	26

	Tables
1	Condensed Current Value Balance Sheets	7
2	Condensed Current Value Statements of Income	8
3	Summary of Current Value Adjustments	8
4	Impact of Currency Translation Adjustment	10
5	Lending Status	11
6	Contractual Terms of Currently Available Products	12
7	Contractual Terms of Previously Available Products	14
8	Loan Charge Waivers	15
9	Guarantee Exposure	16
10	Liquid Asset Portfolio Returns and Average Balances	18
11	Contractual Cash Obligations	19
12	Equity Capital	20
13	Capital Subscriptions of DAC Members of OECD Countries	21
14	Funding Operations Indicators	21
15	Accumulated provision for Losses on Loans by Portfolio	27
16	Credit Exposure, Net of Collateral Held, by Counterparty Rating	28
17	Financial Instrument Portfolios	29
18	Net Income	35
19	Net Noninterest Expense	36
20	Condensed Current Value Balance Sheet at June 30, 2005	40
21	Condensed Current Value Statement of Income for the year ended June 30, 2005	40

	Figures
1	Impact on Retained Earnings and Other Equity: FAS 133 vs. Current Value Adjustments	6
2	Commitments including Guarantee Facilities by Region	11
3	IBRD Lending Commitments	12
4	Loan Portfolio by Loan Product	15
5	Liquid Asset Portfolio Composition	18
6	Equity-to-Loans Ratio	19
7	New Medium- and Long-term Funding Excluding Swaps by Currency	22
8a	Effect of Swaps on Interest Rate Structures	23
8b	Effect of Swaps on Currency Composition	23
9	Top Eight Country Exposures	25
10	Relative Currency Composition of Significant Balance Sheet Components—Current Value Basis	31
11	Six-Month LIBOR Interest Rates U.S. Dollar	34
12	IBRD’s U.S. Dollar Funding Curve	37

Throughout Management’s Discussion and Analysis, terms in boldface type are defined in the Glossary of Terms on page 41.

The Management Discussion and Analysis contains forward looking statements which may be identified by such terms as “anticipates”, “believes”, “expects”, “intends” or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IBRD’s control. Consequently, actual future results could differ materially from those currently anticipated.

1. OVERVIEW

The International Bank for Reconstruction and Development (IBRD) is an international organization established in 1945 and is owned by its member countries. IBRD’s main goals are promoting sustainable economic development and reducing poverty in its developing member countries. It pursues these goals primarily by providing loans, guarantees and related technical assistance for projects and for programs for economic reform. IBRD’s ability to intermediate funds from international capital markets for lending to its developing member countries is an important element in achieving its development goals. IBRD’s financial objective is not to maximize profit, but to earn adequate net income to ensure its financial strength and to sustain its development activities. Box 1 presents selected financial data for the last five fiscal years.

The financial strength of IBRD is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it has received from its members and in the record of its borrowing members in meeting their debt-service obligations to it. IBRD’s financial policies and practices have led it to build reserves, to diversify its funding sources, to hold a large portfolio of liquid investments, and to limit a variety of risks, including credit, market and liquidity risks.

IBRD’s principal assets are its loans to member countries. The majority of IBRD’s outstanding loans are priced on a cost pass-through basis. (See Tables 5 and 6 for loan pricing details).

To raise funds, IBRD issues debt securities in a variety of currencies to both institutional and retail investors. These borrowings, together with IBRD’s equity, are used to fund its lending and investment activities, as well as general operations.

IBRD holds its assets and liabilities primarily in U.S. dollars, euro and Japanese yen. IBRD mitigates its exposure to exchange rate risks by matching the currencies of its liabilities and equity with those of its assets. However, the reported levels of its assets, liabilities, income and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts compared to IBRD’s reporting currency, the U.S. dollar. Since IBRD matches the currencies of its equity with those of its loans, the fluctuations captured in the cumulative translation adjustment for purposes of financial statement reporting do not significantly impact IBRD’s risk-bearing capacity.

Lending commitments to member countries in FY 2006 were $14.1 billion, reflecting an increase of $0.5 billion from the FY 2005 level of $13.6 billion.

For the purposes of this document Operating Income refers to net income before Board of Governors-approved transfers and the effect of net unrealized gains (losses) on non-trading derivative instruments, as required by FAS 133. FY 2006 Operating Income was $1,740 million, $420 million more than that for FY 2005. This had the effect of increasing IBRD’s return on equity(a) from 3.90% in FY 2005 to 5.05% in FY 2006 (see Box1).

During FY 2006, provisioning requirements for probable losses on loans and guarantees were reduced by $724 million due to the combined impact of changes in the creditworthiness of the loans portfolio, the annual update of the expected default frequencies (probability of default to IBRD), developments in the nonaccrual portfolio and the reduction in the volume of the loans portfolio.

In the context of assessing changes in IBRD’s operating environment, it is management’s practice to recommend each year the allocation of net income to augment reserves, waivers of loan charges to benefit eligible borrowers, and allocation of net income to support developmental activities.

On August 7, 2006, the Executive Directors approved the following allocations from FY 2006 net income: $1,036 million to the General Reserve and $64 million to the Pension Reserve. In addition, the Executive Directors recommended to IBRD’s Board of Governors the following transfers from unallocated net income: $140 million to Surplus, and $500 million to the International Development Association (IDA) as well as the transfer of $300 million to IDA out of Surplus.

The Executive Directors also approved a 100 basis point waiver of the front-end fee on all loans (other than special development policy loans) presented to the Executive Directors between August 7, 2006 and the date on which the Board approves a front-end fee waiver for FY 2008. The Executive Directors also approved that (i) interest charge waivers will be maintained at 5 basis points for old loans and 25 basis points for new loans, respectively, to eligible borrowers for payment periods commencing during FY 2007 and (ii) waivers of 50 basis points on commitment charges for FY 2007 will be maintained for all loans.

(a).       Before the effects of Board of Governors-approved transfers and FAS 133.

Box 1: Selected Financial Data
As of or for the Years Ended June 30

In millions of U.S. dollars, except ratio and return data in percentages

	As Adjusted(a)
Lending	2006	2005	2004	2003	2002
Commitments to member countries(b)	14,135	13,611	11,045	11,231	11,452
Gross Disbursements(c)	11,883	9,722	10,109	11,921	11,256
Net Disbursements(c)	(1,741)	(5,131)	(8,408)	(7,996)	(812)

Reported Basis	2006	2005	2004	2003	2002
Loan Income	4,864	4,155	4,403	5,742	6,861
Release of Provision for Losses on Loans and Guarantees	724	502	665	1,300	15
Investment Income	1,057	628	304	418	738
Borrowing Expenses	(3,941)	(3,037)	(2,789)	(3,594)	(4,907)
Net Noninterest Expense	(964)	(928)	(887)	(845)	(783)
Operating Income	1,740	1,320	1,696	3,021	1,924
Board of Governors-Approved Transfers	(650)	(642)	(645)	(540)	(402)
Net unrealized (losses) gains on non-trading derivative instruments, as required by FAS 133	(3,479)	2,511	(4,100)	2,323	854
Net (Loss) Income	(2,389)	3,189	(3,049)	4,804	2,376
Net Return on Average Earning Assets(d)	1.34	0.96	1.18	2.06	1.29
after the effects Board of Governors-Approved Transfers and of FAS 133(c)	(1.84)	2.32	(2.12)	3.27	1.60
Return on Equity	5.05	3.90	5.21	10.32	7.09
after the effects Board of Governors-Approved Transfers and of FAS 133(c)	(6.84)	9.26	(8.88)	14.55	8.34
Equity-to-Loans Ratio(d)	32.96	31.45	29.35	26.59	22.90

Total Assets	212,326	222,008	228,910	230,062	227,454
Loans Outstanding	103,004	104,401	109,610	116,240	121,589
Accumulated Provision for Loan Losses	(2,296)	(3,009)	(3,505)	(4,045)	(5,053)
Borrowings Outstanding(e)	95,835	101,297	108,066	108,554	110,263
Total Equity	36,474	38,588	35,463	37,918	32,313

	As Adjusted
Current Value Basis	2006	2005	2004	2003	2002
Net Income	640	402	484	2,896	2,451
of which current value adjustment	(446)	(273)	(513)	394	881
Net Return on Average Earning Assets	0.49	0.28	0.33	1.90	1.60
Return on Equity	1.86	1.17	1.44	9.41	8.65
Equity-to-Loans Ratio	32.44	30.83	29.07	26.36	23.10
Unrestricted Cash and Liquid Investments	24,888	26,395	31,126	26,620	25,056
Loans Outstanding	103,885	107,549	112,608	122,593	126,454
Borrowings Outstanding(e)	95,258	105,691	109,675	116,695	114,502
Total Equity	37,590	36,943	36,421	35,675	32,466

(a).       IBRD’s Statement of Income has been adjusted for prior years as a result of a change in accounting principle retrospectively applied (see Change in Accounting Principle for Board of Governors-approved Transfers—Section 7 and Notes to Financial Statements—Note P).

(b).       Effective FY 2005 commitments include guarantee commitments and guarantee facilities.

(c).        Amounts include transactions with IFC and capitalized front-end fees.

(d).       Before the effects of Board of Governors-approved transfers and FAS 133.

(e).        Borrowings outstanding, excluding swaps, net of premium/discount.

2. BASIS OF REPORTING

Financial Statement Reporting

IBRD prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and referred to in this document as the ‘reported basis’.

As allowed under Statement of Financial Accounting Standards No.133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (herein referred to as “FAS 133”), IBRD has marked all derivative instruments, as defined by this standard, to fair value, with changes in fair value being recognized immediately in earnings.

FAS 133 allows hedge accounting for qualifying hedging relationships, if certain criteria are met. While IBRD believes that its hedging strategies achieve its objectives, the application of these criteria to IBRD’s derivative portfolio would not consistently reflect its hedging strategies. Therefore, IBRD has elected not to define any qualifying hedging relationships and, as a result, all changes in the fair value of the derivative financial instruments are recognized immediately in earnings.

Effective July 1, 2005, IBRD ceased preparing financial statements in accordance with International Financial Reporting Standards (IFRS). This action was taken in order to allow IBRD to evaluate the Amendment to International Accounting Standard No. 39, Financial Instruments: Recognition and Measurement, The Fair Value Option, issued in June 2005, and in particular, to examine whether refinements to its loan valuation model would permit application of the fair value option to such financial assets.

Management Reporting

In implementing its risk management (interest rate and currency risk) and funding strategies, IBRD makes extensive use of derivatives. In addition, IBRD uses derivative instruments for asset/ liability management of individual positions and portfolios.

IBRD’s funding operations are designed to meet a major organizational objective of providing lower cost funds to borrowing members. Because of the extent of IBRD’s long-dated funding, the reported volatility under FAS 133 may be more pronounced than for many other financial institutions. The effects of applying FAS 133 may significantly affect reported results in each accounting period, depending on changes in market rates. However, IBRD believes that its funding and asset/liability management strategies accomplish its objectives of protection from market risk and provision of lower cost funding, and that a current value basis provides more meaningful information for risk management and management reporting.

Box 2: Hedging Strategy and Use of Derivatives

IBRD is a financial intermediary, borrowing funds in international capital markets for on-lending to member countries. In order to achieve the lowest funding costs, IBRD issues bonds in those currencies and markets throughout the world in which it has a comparative funding cost advantage. As a matter of policy, IBRD avoids interest rate risk in its financing operations and avoids open foreign exchange risk positions. Therefore, both on a transaction-by-transaction basis and on a portfolio basis, IBRD enters into derivatives transactions to eliminate mismatches between the interest rate and currency composition of its assets and liabilities. This approach insulates IBRD’s balance sheet from material interest rate or currency exposure. (See Section 6 - Financial Risk Management)

FAS 133 requires that all derivatives be accounted for at market values in the balance sheet; for derivatives that are not part of a qualifying hedging strategy, changes in the market values must be recognized in earnings. IBRD has a large portfolio of derivatives that convert long-dated fixed-rate borrowings into floating-rate obligations. These derivatives are financially equivalent to non-U.S. dollar fixed rate assets, and in general, when market interest rates increase, the reported value of these derivatives will decline, and vice-versa. Although these derivatives economically offset other financial positions on bonds and loans, those positions are generally not marked to market, so their reported values are not affected by interest rate movements. Thus, an asymmetry results in the reported financial statements when the values of economically offsetting transactions are reported on different bases.

FAS 133 contains hedge accounting provisions which are intended to mitigate this mismatch but in order to qualify for hedge accounting, transactions must meet particular criteria. A number of risk management techniques that IBRD utilizes would not qualify for hedge accounting treatment under FAS 133. Accordingly, IBRD has elected not to define any qualifying hedge relationships, though IBRD’s policies and hedging strategy achieve its risk minimization objectives. For management reporting purposes, IBRD instead uses current value financial statements, as shown in Tables 1 and 2 in Section 2, which marks both the derivatives and the underlying liabilities and assets to current value. IBRD focuses on operating income in its annual allocation and distribution decisions.

In FY 2006 with higher interest rates (see Figure 12) application of FAS 133 resulted in reported net income being lower by $3,479 million. Conversely, in FY2005, with interest rate curves shifting downward at the medium to long term, application of FAS 133 resulted in reported net income being higher by $2,511 million than it would otherwise have been. Application of FAS 133 in FY2004 in a rising interest rate environment resulted in a net loss on a reported basis (including a loss of $4,100 million due to application of FAS 133). Both the positive and negative FAS 133 adjustments reflect the impact of changing rates on the marked-to-market value of the derivatives, which represent only one side of the hedged transactions. The impact of changing market rates on the other side of hedged transactions - the underlying liabilities or assets - generally is not reflected in the reported financial statements. Therefore, IBRD uses current value financial statements for management reporting purposes and focuses on operating income in its annual allocation and distribution decisions.

IBRD believes that a current value presentation reflects the economic value of all of its financial instruments. The current value model is based on the present value of expected cash flows. The model incorporates available market data in determining the cash flow and discount rates for each instrument. The current value financial statements do not purport to present the net realizable, liquidation, or market value of IBRD as a whole. Figure 1 below depicts the impact on IBRD’s total equity, from the effects of applying FAS 133 as compared to applying current value measurement.

Figure 1: Impact on Retained Earnings and Other Equity:
FAS 133 versus Current Value Adjustments

Current Value Basis

The Condensed Current Value Balance Sheets in Table 1 present IBRD’s estimates of the economic value of its financial assets and liabilities, after considering market and credit risks. The current year’s Condensed Current Value Balance Sheet is presented with a reconciliation to the reported basis. The prior year’s Condensed Current Value Balance Sheet is presented, with a reconciliation to the reported basis, in Table 20 in Section 10.

IBRD’s Condensed Current Value Statement of Income is presented in Table 2. The “Adjustments to Current Value” column provides a reconciliation between net income on a reported basis and net income on a current value basis. The movement in unrealized mark-to-market gains from the investment portfolio of $4 million, and the reduction in the provision for losses on loans and guarantees of $724 million are reversed from the year-to-date reported operating income, to arrive at $1,012 million in operating income on a current value basis before the effects of unrealized gains and losses. To arrive at net income on a current value basis, the Current Value adjustment of $446 million for market risk and the reduction in the provision for losses on loans and guarantees of $724 million reflecting credit risk are added while the $3,479 million effect of FAS 133 is reversed. The prior year’s Condensed Current Value Statement of Income is presented, with a reconciliation to the reported basis, in Table 21 in Section 10.

A summary of the effects on net income of the current value adjustments in the balance sheet is presented in Table 3.

Current Value Balance Sheets

Loan Portfolio

All of IBRD’s loans are made to or guaranteed by countries that are members of IBRD. In addition, IBRD may also make loans to the International Finance Corporation, an affiliated organization, without any guarantee. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD.

The current value of loans, including associated financial derivatives, is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the rate at which IBRD would originate a similar loan at the reporting date. The cash flows of these instruments are based on management’s best estimates, taking into account market exchange rates and interest rates.

The current value also includes IBRD’s assessment of the appropriate credit risk, considering various factors including its history of payment receipts from borrowers. IBRD has always eventually collected all contractual principal and interest due on its loans. However, IBRD has suffered losses resulting from the difference between the discounted present value of payments for interest and charges, according to the loan’s contractual terms, and the actual timing of cash flows. To recognize the credit risk inherent in these and any other potential overdue payments, IBRD adjusts the value of its loans through its loan loss provision.

At June 30, 2006, the $881 million ($3,148 million— June 30, 2005) increase in IBRD’s loan portfolio from the reported basis to the current value basis reflects the fact that the loans in the portfolio, on average, carry a higher rate of interest than the rate at which IBRD would currently originate a similar loan at the reporting date. The $2,267 million decrease in the current value adjustment from June 30, 2005 was primarily due to the decrease in the mark on U.S. dollar denominated loans, consistent with the rise in the reference market yield curve for the U.S. dollar during this period (see Figure 12).

Table 1: Condensed Current Value Balance Sheets at June 30, 2006 and 2005

In millions of U.S. dollars

	June 30, 2006				June 30, 2005
	Reported Basis	Reversal of FAS 133 Effects	Current Value Adjustments	Current Value Basis	Current Value Basis
Due from Banks	$758			$758	$1,177
Investments	25,826			25,826	27,444
Loans Outstanding	103,004		$881	103,885	107,549
Less Accumulated Provision for Loan Losses and Deferred Loan Income	(2,783)			(2,783)	(3,491)
Swaps Receivable
Investments	7,525			7,525	9,735
Loans	87	$2	*	89	90
Borrowings	70,036	24	(24)	70,036	75,187
Other Asset/Liability	835	(94)	94	835	878
Other Assets	7,038		(344)	6,694	6,188
Total Assets	$212,326	$(68)	$607	$212,865	$224,757

Borrowings	$95,835	$(1,033)	$456	$95,258	$105,691
Swaps Payable
Investments	7,960			7,960	11,215
Loans	84	*		84	89
Borrowings	65,819	(252)	252	65,819	65,404
Other Asset/Liability	1,014	(145)	145	1,014	1,034
Other Liabilities	5,140			5,140	4,381
Total Liabilities	175,852	(1,430)	853	175,275	187,814
Paid in Capital Stock	11,483			11,483	11,483
Retained Earnings and Other Equity	24,991	1,362	(246)	26,107	25,460
Total Equity	36,474	1,362	(246)	37,590	36,943
Total Liabilities and Equity	$212,326	$(68)	$607	$212,865	$224,757

* Indicates amounts less than $0.5 million.

Investment Portfolio

Under both the reported and current value basis, the investment securities and related financial instruments held in IBRD’s trading portfolio are carried and reported at fair values. Therefore, for the investment portfolio, no additional adjustment is necessary. Fair value is based on market quotations. Instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

Borrowings Portfolio

The borrowings portfolio on a current value basis includes debt securities and associated financial derivatives, and represents the present value of expected cash flows on these instruments discounted by the cost at which IBRD would obtain funding at the reporting date. The valuation model incorporates available market data in determining the expected cash flow and discount rates for each instrument. Market data include exchange rates and reference market interest rates. The current value for the borrowings portfolio includes current value adjustments for borrowings, swaps payable, swaps receivable and the reduction in other assets due to unamortized issuance costs.

At June 30, 2006 the $1,076 million ($2,793 million—June 30, 2005) increase in IBRD’s borrowings portfolio from the reported basis to the current value basis as shown in Table 3 reflects the average cost of the borrowings portfolio being higher than the rate at which IBRD could obtain funding at the reporting date. The $1,717 million decrease from June 30, 2005 in the current value adjustment was due primarily to the decrease in the mark-to-market adjustment on the U.S. dollar denominated debt consistent with the rise in the reference market yield curve for the U.S. dollar during this period (see Figure 12).

Table 2: Condensed Current Value Statements of Income for the years ended June 30, 2006 and 2005

In millions of U.S. dollars

	FY 2006			FY 2005 As Adjusted(a)
	Reported Basis	Adjustments to Current Value	Current Value Comprehensive Basis	Current Value Comprehensive Basis
Income from Loans	$4,864		$4,864	$4,155
Income from Investments, net	1,057	$(4)	1,053	624
Other Income	267		267	271
Total Income	6,188	(4)	6,184	5,050

Borrowing Expenses	3,941		3,941	3,037
Administrative Expenses including contributions to Special Programs	1,228		1,228	1,194
Release of Provision for Losses on Loans and Guarantees	(724)	724
Other Expenses	3		3	4
Total Expenses	4,448	724	5,172	4,235
Operating Income	1,740	(728)	1,012	815
Board of Governors-Approved Transfers	(650)		(650)	(642)
Current Value Adjustments		(446)	(446)	(273)
Release of Provision for Losses on Loans and Guarantees—Current Value		724	724	502
Net unrealized (losses) gains on non-trading derivative instruments, as required by FAS 133	(3,479)	3,479	—
Net (Loss) Income	$(2,389)	$3,029	$640	$402

(a).       IBRD’s Statement of Income has been adjusted for prior years as a result of a change in accounting principle retrospectively applied (see Change in Accounting Principle for Board of Governors-approved Transfers—Section 7 and Notes to Financial Statements—Note P).

Table 3: Summary of Current Value Adjustments

In millions of U.S. dollars

	Balance Sheet Effects as of June 30, 2006						Total Income Statement Effect
	Loans	Borrowings		Other Asset/Liability	Less Prior Years’ Effects		FY 2006	FY 2005
Current Value Adjustments on Balance Sheet due to Interest Rates	$881	$(1,076	)(a)	$(51)	$(342	)(b)	$(588)	$(227)
Unrealized Gains on Investments(c)							4	3
Currency Translation Adjustment(d)	347	(216)		7			138	(49)
Total Current Value Adjustments							$(446)	$(273)

(a).       Amount is net of the current value adjustments for swaps, and unamortized issuance costs.

(b).       Includes $116 million representing a one-time cumulative effect of recording the adoption, on July 1, 2000, of the current value basis of accounting.

(c).        Unrealized gains on the investment portfolio have been moved from Operating Income under the reported basis and included as part of current value adjustments for current value reporting.

(d).       The currency translation effects have been moved from Other Comprehensive Income under the reported basis and included in Current Value Net Income for purposes of current value reporting.

Box 3: Lending Operations Principles

(i)           IBRD makes loans to governments, governmental authorities or private enterprises in the territories of member countries.  A loan that is not made directly to the member in whose territories the project is located must be guaranteed as to principal, interest and other charges by the member or its central bank or a comparable agency of the member acceptable to IBRD.  A guarantee by the member itself has been obtained in all such cases to date.

(ii)        IBRD’s loans are designed to promote the use of resources for productive purposes in its member countries. Investment projects financed by IBRD loans are required to meet IBRD’s standards for technical, economic, financial, institutional and environmental soundness.  Specific provisions apply to development policy lending financed by IBRD loans, including the treatment of the macroeconomic framework, poverty and social impact, environment, forests and other natural resources.

(iii)       In making loans, IBRD must act prudently and pay due regard to the prospects of repayment. Decisions to make loans are based upon, among other things, studies by IBRD of a member country’s economic structure, including assessments of its resources and ability to generate sufficient foreign exchange to meet debt-service obligations.

(iv)      IBRD must be satisfied that in the prevailing market conditions (taking into account the member’s overall external financing requirements), the borrower would be unable to obtain financing under conditions which, in the opinion of IBRD, are reasonable for the borrower. However, this does not preclude lending to members who may have access to international credit markets. It is the intention of IBRD to promote private investment, not to compete with it.

(v)         The use of loan proceeds is supervised. IBRD makes arrangements intended to ensure that funds loaned are used only for authorized purposes and, where relevant, with due attention to considerations of cost-effectiveness. This policy is enforced primarily by requiring borrowers (a) to submit documentation establishing, to IBRD’s satisfaction, that the expenditures financed with the proceeds of loans are made in conformity with the applicable lending agreements and (b) to maximize competition in the procurement of goods and services by using, wherever possible, international competitive bidding or, when it is not appropriate, other procedures that ensure maximum economy and efficiency. In addition, under a pilot program approved by the Executive Directors in March 2005, IBRD considers the use of borrower country environmental and social safeguard systems in selected operations where these systems are assessed as being equivalent to IBRD’s systems and where the borrower’s implementation practices, track record, and capacity are considered acceptable to IBRD.

Current Value Statements of Income

Income from Loans

Income from loans increased by $709 million during FY 2006 in comparison with FY 2005. The main reason for this increase was higher lending rates which contributed $1,005 million. This was partially offset by a $231 million reduction in income due to lower average loan balances outstanding.

Provision for Losses on Loans and Guarantees

During FY 2006, there was a $724 million release of provision for losses on loans and guarantees in comparison to a release of $502 million during FY 2005. The release of provision in each period reflects the combined impact of changes in the creditworthiness of the loans portfolio, changes in the volume and distribution of loans and guarantees outstanding, net of translation adjustments and the annual update of the expected default frequencies (probabilities of default to IBRD) and developments in the nonaccrual portfolio. The effect has been an increase in net income of $222 million between the two fiscal years.

Income from Investments

During FY 2006, income from investments increased by $429 million due to higher average short-term interest rates, in comparison with FY 2005 (see Figure 11). IBRD holds primarily short-term U.S dollar fixed income investments with an average duration of less than three months.

Borrowing Expenses

Borrowing expenses increased by $904 million during FY 2006, in comparison with FY 2005. With approximately two-thirds of borrowings based on short-term U.S. dollar interest rates, the increase in U.S. dollar six-month LIBOR in FY 2006 (see Figure 11), resulted in higher borrowing expenses. This was partly offset by a reduction in the average portfolio size.

Administrative Expenses (Including Contributions to Special Programs)

Administrative expenses increased by $34 million during FY 2006 compared to FY 2005. Costs related to pension and postretirement benefits accounted for $28 million of this increase. (see Table 19).

Current Value Adjustments

As part of its risk management strategy, IBRD closely aligns the duration (interest rate sensitivity) and the currency composition of its equity to that of its loan portfolio in order to minimize the impact of any interest rate and currency exchange rate movements on its risk bearing capacity. Therefore, on a current value basis while there will be some mark-to-market effect on equity, such an impact will not significantly affect IBRD’s risk bearing capacity. Consistent with the positive duration of IBRD’s equity, in a rising interest rate environment, the current value adjustment decreased net income in FY 2006 by $446 million (decrease of $273 million in FY 2005) as shown in Table 3.

Impact of changes due to interest rates

The current value effect on the Income Statement of negative $588 million, due to interest rate changes during FY 2006, was primarily due to the higher U.S. dollar reference market yield curve (see Figure 12). The negative $588 million adjustment was due to the decrease in the current value mark on the loans portfolio of $2,267 million partially offset by the decrease in the current value mark on the borrowings portfolio of $1,717 million. These adjustments have been explained under the Current Value Balance Sheet Section. Similarly during FY 2005, IBRD’s net income on a current value basis included a negative adjustment of $227 million, primarily reflecting the negative effects resulting from the upward movements in the discount curves for the major reference currencies with the exception of the euro. These losses were partially offset by net gains on the euro loans and borrowings portfolio, reflecting the significant decrease in the euro interest rate curve.

Impact of changes due to currency translation

The current value adjustment from currency translation adjustments of positive $138 million was primarily due to the appreciation of the euro (3.8%) offset by the depreciation of the Japanese yen (5.5%) against the U.S. dollar during FY 2006. Table 4 provides a breakdown of this adjustment by the loans and borrowings portfolios.  The loans portfolio contributed $347 million towards this increase. The euro and the Japanese yen accounted for approximately 16% and 4% of the total loan portfolio, and 97% of total non-U.S. dollar denominated loans at June 30, 2006. The borrowings portfolio accounted for a negative $216 million. The euro and the Japanese yen accounted for approximately 12% and 3% of the total borrowing portfolio, and 98% of total non-U.S. dollar denominated borrowings at June 30, 2006.

Table 4: Impact of Currency Translation Adjustment

In millions of U.S. dollars

	2006	2005
Loans	$347	$(84)
Borrowings	(216)	52
Other Asset/Liability	7	(17)
Total	$138	$(49)

In comparison, during FY 2005 the impact of exchange rate changes on IBRD’s net assets resulted in a negative translation adjustment of $49 million due to the slight depreciation of both the euro (1.6%) and the Japanese yen (0.5%) against the U.S. dollar.

Given IBRD’s risk management strategy, the stability of the current value equity-to-loans ratio is considered more significant than fluctuations in the net current value adjustments.

3. DEVELOPMENT ACTIVITIES

IBRD offers loans, related derivative products, and guarantees to its borrowing member countries to help meet their development needs. It also provides technical assistance and other advisory services to support poverty reduction in these countries.

Loans

From its establishment through June 30, 2006, IBRD had approved loans, net of cancellations, totaling $367,002 million to borrowers in 130 countries. A summary of cumulative lending is contained in Table 5.

At June 30, 2006, the total volume of outstanding loans was $103,004 million, $1,397 million lower than the $104,401 million of outstanding loans at June 30, 2005. This decrease was due primarily to negative net disbursements of $1,741 million, including $2,068 million of prepayments. Undisbursed balances at June 30, 2006 totaled $34,938 million, reflecting an increase of $1,194 million from June 30, 2005. This change was due to new commitments and positive currency translation adjustments, partially offset by cancellations and disbursements of loans.

Table 5: Lending Status at June 30

In millions of U.S. dollars

	2006	2005
Cumulative Approvals(a)	$367,002	$354,058
Cumulative Repayments(b)	$231,372	$217,655

(a).       Net of cancellations

(b).       Multicurrency pool loan repayments are included at exchange rates in effect on the date of original disbursement. All other amounts are based on U.S. dollar equivalents at the time of repayment by borrowers.

During FY 2006, new loans, guarantee commitments and guarantee facilities to member countries were $14,135 million, ($13,611 million—FY 2005). During the four year period from FY 2003 to FY 2006, Latin America and the Caribbean region accounted for the largest share of commitments. Figure 2 presents the regional composition of commitments from FY 2001 to FY 2006.

Figure 2: Commitments including Guarantee Facilities by Region

Under IBRD’s Articles of Agreement (the Articles), as applied, the total amount outstanding of direct loans made by IBRD, including participation in loans and callable guarantees may not exceed the statutory lending limit. At June 30, 2006, outstanding loans and callable guarantees (net of the accumulated provision for losses on loans and guarantees) totaled $100,888 million, equal to 47% of the statutory lending limit.

IBRD’s lending operations have conformed generally to five principles derived from its Articles. These principles, taken together, seek to ensure that IBRD loans are made to member countries for financially and economically sound purposes to which those countries have assigned high priority, and that funds lent are utilized as intended. The five principles are described in Box 3. Within the scope permitted by the Articles, application of these principles must be developed and adjusted in light of experience and changing conditions.

Lending Cycle

The process of identifying and appraising a project, and approving and disbursing a loan, often extends over several years. However, on numerous occasions IBRD has shortened the preparation and approval cycle in response to emergency situations such as natural disasters.

Generally, the appraisal of projects is carried out by IBRD’s operational staff (economists, engineers, financial analysts, and other sector and country specialists). With certain exceptions(a), each loan must be approved by IBRD’s Executive Directors.

Loan disbursements are subject to the fulfillment of conditions set out in the loan agreement. During implementation of IBRD-supported operations, experienced IBRD staff review progress, monitor compliance with IBRD policies and assist in resolving any problems that may arise. The Independent Evaluation Group, an IBRD unit whose director reports to the Executive Directors rather than to the President, evaluates the extent to which operations have met their major objectives.

Lending Instruments

IBRD lending generally falls into one of two categories: investment or development policy lending (previously referred to as adjustment lending). Investment lending is generally used to finance goods, works, and services in support of economic and social development projects in a broad range of sectors. In contrast, development policy lending is generally provided in exchange for commitments by borrowers to implement social, structural, and institutional reforms. The majority of IBRD loans are for investment projects or programs. Figure 3 shows the percentage of IBRD loans approved for development policy lending over the past eight years.

(a).       For Adaptable Program Loans (APLs), the Board approves all first-phase APLs and delegates to Management the approval of subsequent phases subject to agreed procedures. Learning and Innovation Loans are loans of $5 million or less approved by Management.

Figure 3:  IBRD Lending Commitments

In FY 2006, new IBRD commitments for development policy lending accounted for 35% of total commitments (31%—FY 2005; 40%—FY 2004).

Contractual Terms of Loans

Contractual Terms of Currently Available Products

IBRD currently offers a product mix that is intended to provide borrowers with the flexibility to select terms that are both compatible with their debt management strategy and suited to their debt-servicing capacity. As of June 30, 2006, IBRD offers the following two basic types of loan terms, each denominated in the currency or currencies chosen by the borrower provided it is a currency in which IBRD can efficiently intermediate: variable-spread loans, and fixed-spread loans. Variable-spread loans, which were introduced in FY 1993, have a variable spread over LIBOR that is adjusted every six months. Fixed-spread loans, which were introduced in FY 2000, have a fixed spread over LIBOR that is fixed for the life of the loan.

Borrowers selecting the fixed-spread loan product may, for a fee, change the currency or interest rate basis over the life of the loan. For example, borrowers have the option to fix, unfix, or re-fix the interest rate at market rates on all or a part of the disbursed amounts for up to the remaining maturity of the loan.

The transaction fees for changing the currency or interest rate basis of fixed-spread loans were revised during FY06. On undisbursed loans, the fee (based on percentage of principal amount converted) for currency conversion is an up-front charge of 0.125% of the principal to be converted. On disbursed loans, the fee for currency conversion is an annual charge of 0.02% of the amount converted.  Interest rate conversion carries no transaction fee.

Table 6 summarizes the contractual terms for these types of loans.

Table 6: Contractual Terms of Currently Available Products

Basis Points

	Variable Spread Loans (VSL)	Fixed Spread Loans (FSL)	Special Development Policy Loans
Reference Market Rate	Six month LIBOR	SIx month LIBOR	Six month LIBOR
Spread
Contractual Lending Spread	75 (new loans) 50 (old loans)	75	400
Market Risk Premium	—	5(a)	—
Funding Cost Margin	Weighted average spread to LIBOR of debt allocated to VSLs	Projected funding spread to LIBOR	—
Charges
Commitment charge on undisbursed balances	75	85(b)	75
Front-end fee on effective loans	100 (new loans) 0 (old loans)	100	100
Eligible for Waivers(c)
Interest	Yes	Yes	No
Commitment	Yes	Yes	No
Front-end fee(d)	Yes	Yes	No
Final Maturity	15-20 years	15-25 years	5 years
Grace period	3-5 years	3-8 years	3 years

(a).       The market risk premium compensates IBRD for additional funding risk associated with this product.

(b).       The commitment charge is 85 basis points for the first four years and 75 basis points thereafter for loans signed on or before July 19, 2006 to compensate IBRD for additional funding and refinancing risk associated with this product. All loans which are signed on or after July 20, 2006 will have a flat commitment charge of 75 basis points.

(c).        Waivers of a portion of charges and interest are determined annually, see Table 8 for details.

(d).       On August 7, 2006 the Board of Executive Directors approved a 100 basis point waiver of the front end fee on all loans (other than special development policy loans) to be presented to the Board between August 7, 2006 and the date on which the Board approves a front end fee waiver for FY 2008, in the context of the annual Allocation of Net Income and Waivers of Loan Charges paper.

Repayment terms for fixed-spread loans are more flexible than for variable-spread loans, subject to certain constraints on the average repayment maturity and final maturity on a country basis. Within these constraints, borrowers have flexibility to configure grace periods and maturity profiles in a manner consistent with the purpose of the loan. Repayment profiles may be level repayment of principal, an annuity type schedule, a single lump-sum repayment, or a customized schedule. Repayment profiles cannot be changed after a loan is signed.

At June 30, 2006, 71% (63%—June 30, 2005) of loans outstanding were made on currently available terms.

Local Currency Lending

IBRD offers its borrowers products to convert or swap their IBRD loans into their domestic currencies to reduce their foreign currency exposure that do not generate foreign currency revenues. These local currency loans have Fixed Spread Loan terms. The balance of such loans outstanding at June 30, 2006 was $50 million.

As part of the initiative taken during FY 2005 by the Board of Executive Directors to increase the usability of local currency paid-in capital, IBRD entered into a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. Under this agreement, IBRD would lend local currencies of its member countries, funded from paid-in capital, to IFC. These currencies would subsequently be used by IFC to finance projects in those member countries.  Loan commitments under this facility are subject to consents of the respective IBRD member countries whose currency is involved.  At June 30, 2006, loans outstanding equivalent to $50 million had been made under this facility.

Loans with a Deferred Drawdown Option

A Deferred Drawdown Option (DDO) for use with IBRD development policy loans gives IBRD borrowers the option of deferring the loan’s disbursement for up to three years. Loans with a DDO are subject to a commitment fee of 100 basis points, which is 25 basis points higher than that for standard IBRD loans. Also, the front-end fee which is normally payable at the time a loan becomes effective, is only payable for a DDO loan at the time it is disbursed.

Derivative Products

Along with the approval of the introduction of the fixed-spread loan product with its various risk management features such as rate fixing and currency conversion, IBRD also offers derivative products to borrowers. These products respond to borrowers’ needs for access to better risk management tools in connection with existing IBRD loans. These derivative products include currency and interest rate swaps, and interest rate caps and collars.

IBRD will pass through its market cost of the instrument to the borrower, and will charge a transaction fee comparable to the fee charged on the fixed-spread loan conversion features. These instruments may be executed either under a master derivatives agreement, which substantially conforms to industry standards, or in individually negotiated transactions. The first currency swap transaction was executed in FY 2004 between IBRD and one of its borrowers under a Master Derivatives Agreement. Further details are provided in the Notes to Financial Statements—Note D-Loans, Guarantees and Derivatives for Borrowers.

Contractual Terms of Previously Available Products

In previous years, IBRD offered loans with a variety of other contractual terms including: multicurrency pool loans and fixed-rate single currency loans.

Table 7 summarizes the contractual terms for variable-rate multicurrency and single-currency pool loans, and fixed-rate single-currency loans.

In 1980, IBRD established the currency pool system, funded primarily with fixed rate medium-to-long term borrowings. In 1982, IBRD mitigated its interest rate risk by moving from offering a fixed rate to a variable rate on these loans.

The currency composition of multicurrency pool loans is determined on the basis of a pool, which provides a currency composition that is the same for all loans in the pool. Pursuant to a policy established by the Executive Directors, and subject to their periodic review, at least 90% of the U.S. dollar equivalent value of the pool is in a fixed ratio of one U.S. dollar to 125 Japanese yen to one euro. The lending rate formulation for loans with single currency pool terms is the same as that for multicurrency pool loans. Single-currency pool loans are held in U.S. dollars, Japanese yen, and euro.

Table 7: Contractual Terms of Previously Available Products

Basis Points

	Variable rate multicurrency pool loans (1982-2001)	Variable rate single currency pool loans(a) (1996-1998)	Fixed rate single currency Loans(b) (1995-1999)
Cost Base	Weighted average cost of allocated debt	Weighted average cost of allocated debt	LIBOR
Spread
Contractual Lending Spread	75 (new loans) 50 (old loans)	50	75 (new loans) 50 (old loans)
Market Risk Premium	—	—	0-10
Funding Cost Margin	—	—	IBRD’s funding spread to LIBOR
Charges
Commitment charge on undisbursed balances	75	75	75
Front-end fee on effective loans	100 (new loans) 0 (old loans)	— —	100 (new loans) 0 (old loans)
Eligible for Waivers(c)
Interest	Yes	Yes	Yes
Commitment	Yes	Yes	Yes
Final Maturity	15-20 years	based on original loan agreement	12-20 years
Grace period	3-5 years	based on original loan agreement	3 years

(a).       Converted from variable-rate multicurrency pool loans.

(b).       Cost base and spread are fixed on rate-fixing date for amounts disbursed during the preceding six months.

(c).        Waivers of a portion of charges and interest are determined annually, see Table 8 for details.

During FY 2006 the Executive Directors approved the revision of variable rate multi-currency pool and variable rate U.S. dollar pool lending rates to composite LIBOR + 100 basis points or the fixed rate equivalent thereof (at the borrower’s choice) for borrowers that agree to certain amendments to their loan agreements. This revision has been approved in order to adjust the pool lending rates, which are rising above market rates as these products are phased out, in a manner that was not envisioned at the time that borrowers signed their loan agreements. These revised loan terms will be offered from July 2006, and will apply on interest rate reset dates that occur on or after January 1, 2007.

Any fixed-rate multicurrency pool loans that were converted to single currency pools continued to carry their fixed rate.

Fixed-rate single currency loans carry lending rates fixed on semi-annual rate fixing dates for amounts disbursed during the preceding six months. For the interim period from the date each disbursement is made until its rate fixing date, interest accrues at the rate applicable to variable-spread loans.

At June 30, 2006, 29% (37%-June 30, 2005) of loans outstanding carried these previously available contractual terms.

Figure 4 presents a breakdown of IBRD’s loan portfolio by loan product. For more information, see the Notes to Financial Statements—Note D-Loans, Guarantees and Derivatives for Borrowers.

Waivers

Waivers of a portion of charges and interest owed by all eligible borrowers are determined annually and have been in effect since FY 1992. Eligibility for the partial waiver of interest is limited to borrowers that have made full payments of principal, interest and other charges within 30 calendar days of the due dates during the preceding six months, on all their loans. Waivers of a portion of the commitment charge owed on the undisbursed portion of loans are also determined annually and have been in effect since FY 1990. All borrowers receive the commitment charge waiver on their eligible loans. Table 8 presents a breakdown of IBRD’s loan charge waivers. Further details are provided in the Notes to Financial Statements—Note D-Loans, Guarantees and Derivatives for Borrowers.

Figure 4: Loan Portfolio by Loan Product

In millions of U.S. dollars

(a).       Includes fixed-rate single currency loans for which the rate had not yet been fixed at fiscal year-end.

(b).       Includes loans issued prior to 1980, loans to IFC, and fixed-rate multicurrency pool loans.

(c).        Includes loans with non-standard terms.

*                    Indicates amounts less than 0.5%.

Table 8: Loan Charge Waivers

Basis points

	Interest Period Commencing
	FY 2007	FY 2006	FY 2005
Commitment charge waivers	50	50	50
Interest waivers(a)
Old loans	5	5	5
New loans	25	25	25
Average eligibility	n.a.	99.5%	99.0%
Front-end fee waivers(b)	100	75	50

(a).       On loans to eligible borrowers.

(b).       On August 7, 2006 the Board of Executive Directors approved a 100 basis point waiver of the front end fee on all loans (other than special development policy loans) to be presented to the Board between August 7, 2006 and the date on which the Board approves a front end fee waiver for FY 2008, in the context of the annual Allocation of Net Income and Waivers of Loan Charges paper.

Guarantees

IBRD offers guarantees on loans from private investors for projects in countries eligible to borrow from IBRD. These guarantees can also be offered on securities issued by entities eligible for IBRD loans, and in exceptional cases offered in countries only eligible to borrow from IDA. IBRD applies the same country creditworthiness and project evaluation criteria to guarantees as it applies to loans.

IBRD guarantees can be customized to suit varying country and project circumstances, and may be provided directly or via facilities. They can be targeted to mitigate specific risks or generally risks relating to political, regulatory and government performance, which the private sector is not normally in a position to absorb or manage.

Each guarantee requires the counter-guarantee of the member government. IBRD prices guarantees consistent with the way it prices its loans.

IBRD generally provides the following types of guarantees:

Partial risk guarantees: These cover debt-service defaults on a loan that result from non-performance of government obligations.

Partial credit guarantees: These are used for public sector projects when there is a need to extend loan maturities and guarantee specified interest or principal payments on loans to the government or its agencies.

Policy-based guarantees: When partial credit guarantees are used in support of agreed structural, institutional and social policies and reforms, they are considered policy-based guarantees. Eligibility for IBRD development policy lending is a necessary condition for eligibility for policy-based guarantees.

Enclave guarantees: These partial risk guarantees are offered in exceptional cases for loans for foreign-exchange generating projects in a member country usually eligible only for credits from IDA. Fees charged for enclave guarantees are higher than those charged for non-enclave guarantees. The annual commitment of enclave guarantees is limited to an aggregate guaranteed amount of $300 million. As of June 30, 2006 commitments made under enclave guarantees were $30 million.

IBRD’s exposure at June 30, 2006 on its guarantees (measured by discounting each guaranteed amount from its first call date) is detailed in Table 9. For additional information see the Notes to Financial Statements—Note D-Loans, Guarantees and Derivatives for Borrowers.

Table  9: Guarantee Exposure

In millions of U.S. dollars

	FY 2006	FY 2005	FY 2004
Partial risk	$248	$413	$418
Partial credit	523	523	561
Policy based	154	156	157
Total	$925	$1,092	$1,136

Other Activities

Consultation: In addition to its financial operations, IBRD provides technical assistance to its member countries, both in connection with, and independently of, lending operations. There is a growing demand from borrowers for strategic advice, knowledge transfer, and capacity building. Such assistance includes assigning qualified professionals to survey developmental opportunities in member countries, analyzing their fiscal, economic and developmental environment, assisting member countries in devising coordinated development programs, appraising projects suitable for investment and assisting member countries in improving their asset and liability management techniques.

Research and Training: To assist its developing member countries, IBRD—through the World Bank Institute and its partners-provides courses and other training activities related to economic policy development and administration for governments and organizations that work closely with IBRD.

Trust Fund Administration: IBRD, alone or jointly with IDA, administers on behalf of donors, funds restricted for specific uses. These funds are held in trust and are not included in the assets of IBRD. See the Notes to Financial Statements—Note J-Management of External Funds.

Investment Management: IBRD offers investment management services to several types of external institutions, including central banks of member countries. One objective of providing the services to central banks is to assist them in developing portfolio management skills. These managed funds are not included in the assets of IBRD. See the Notes to Financial Statements—Note J-Management of External Funds.

4. LIQUIDITY MANAGEMENT

IBRD’s liquid assets are held principally in highly-rated fixed income securities. These securities include obligations of governments and other official entities, time deposits and other unconditional obligations of banks and financial institutions, currency and interest rate swaps (including currency forward contracts), asset-backed (including mortgage-backed) securities, and futures and options contracts.

Liquidity risk arises in the general funding of IBRD’s activities and in the management of its financial positions. It includes the risk of being unable to fund its portfolio of assets at appropriate maturities and rates and the risk of being unable to liquidate a position in a timely manner at a reasonable price. The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all of IBRD’s financial commitments.

As one component of liquidity management, IBRD maintained a $500 million line of credit as of June 30, 2006, with an independent financial institution.(a) This facility was used to cover any overnight

(a).  This line of credit is held jointly with the International Development Association (IDA), an affiliated organization.

overdrafts that may have occurred due to failed trades. For further details about this facility, see the Notes to Financial Statements—Note E-Borrowings.

The primary objective for IBRD in the management of liquid assets is to protect the principal amount of these investments. In addition, IBRD seeks to achieve a reasonable return on the liquid asset portfolio using prudent asset and risk management techniques. The General Investment Authorization for IBRD approved by the Executive Directors provides the basic authority under which the liquid assets of IBRD can be invested. Further, all investment activities are conducted in accordance with a more detailed set of Investment Guidelines. The Investment Guidelines are approved by the Chief Financial Officer and implemented by the Treasurer. These Investment Guidelines set out detailed trading and operational rules including providing criteria for eligible instruments for investment, establishing risk parameters relative to benchmarks, such as an overall stop-loss limit and duration deviation, specifying concentration limits on counterparties and instrument classes, as well as establishing clear lines of responsibility for risk monitoring and compliance.

Under IBRD’s liquidity management guidelines, aggregate liquid asset holdings are kept at or above a specified prudential minimum in order to safeguard against cash flow interruptions. That minimum is equal to the highest consecutive six months of expected debt service obligations for the fiscal year, plus one-half of net approved loan disbursements as projected for the fiscal year. The FY 2007 prudential minimum liquidity level has been set at $15.5 billion, a decrease of $2.5 billion from that set for FY 2006. IBRD also holds liquid assets over the specified minimum to provide flexibility in timing its borrowing transactions and to meet working capital needs.

Liquid assets may be held in three distinct sub-portfolios: stable; operational; and discretionary, each with different risk profiles and performance benchmarks.

The stable portfolio is principally an investment portfolio holding the prudential minimum level of liquidity, which is set at the beginning of each fiscal year. Investment of up to 20% of the stable portfolio may be contracted out to external managers. Separate investment guidelines which conform to IBRD’s overall Investment Guidelines are provided to each external manager.

The operational portfolio provides working capital for IBRD’s day-to-day cash flow requirements.

The discretionary portfolio, when used, provides flexibility for the execution of IBRD’s borrowing program and can be used to take advantage of attractive market opportunities. During FY 2005, this portfolio was liquidated, however, in FY 2006, it was replenished by funds that were available above the requirements of the stable and oper56+ational portfolios.

Figure 5 represents IBRD’s liquid asset portfolio size and structure at the end of FY 2006 and FY 2005, excluding investment assets associated with certain other postemployment benefits. At the end of FY 2006, the aggregate size of the IBRD liquid asset portfolio was $24,655 million, reflecting a decrease of $1,515 million from FY 2005. Of this amount, $1,443 million ($1,383 million in FY 2005) in the stable portfolio was managed by external firms. IBRD’s liquid asset portfolio is largely composed of assets denominated in U.S. dollars with net exposure to short-term interest rates. The debt funding these liquid assets also shares similar currency and duration profiles. This is a direct consequence of IBRD’s exchange rate and interest rate risk management policies (see Section 6—Financial Risk Management), combined with appropriate investment benchmarks. In addition to monitoring gross investment returns compared to their benchmarks, IBRD also monitors overall investment earnings net of funding costs (see Section 8—Results of Operations).

The returns and average balances of the liquid asset portfolio in FY 2006 compared to FY 2005 are presented in Table 10. These returns exclude investment assets funding certain other postemployment benefits.

Figure 5: Liquid Asset Portfolio Composition

In millions of U.S. dollars

Table 10: Liquid Asset Portfolio Returns and Average Balances

In millions of U.S. dollars

	Average Balances		Financial Return (%)
	FY 2006	FY 2005	FY 2006	FY 2005
IBRD Overall Portfolio	$26,008	$28,750	4.05	2.16
Stable	18,368	20,219	4.24	2.34
Operational	6,724	5,940	3.40	1.99
Discretionary	916	2,591	4.68	1.11

The higher returns in FY 2006 are due primarily to the higher average interest rate environment in FY 2006 as compared to FY 2005, as shown in Figure 11.

IBRD enters into derivative transactions to manage its investment portfolio. The main purposes of these derivative instruments are to enhance the return, and manage the overall duration, of the portfolio.

Contractual Obligations

In the normal course of business, IBRD enters into various contractual obligations that may require future cash payments. Table 11 summarizes IBRD’s significant contractual cash obligations, by remaining maturity, at June 30, 2006. Long-term debt includes direct medium- and long-term borrowings excluding swaps, but does not include any adjustment for unamortized premiums, discounts or effects of applying FAS 133 (additional information can be found in the Notes to Financial Statements—Note E—Borrowings). Operating lease expenditures primarily represent future cash payments for real estate-related obligations and equipment. Other long-term liabilities include accrued liabilities for staff compensation and benefits. Operating leases, contractual purchases and capital expenditures, and other long term obligations include amounts which will be shared with IDA, IFC and MIGA in accordance with individual cost sharing agreements (additional information can be found in the Notes to Financial Statements—Note I—Administrative Expenses, Contributions to Special Programs, and Other Income).

Excluded from Table 11 are a number of obligations to be settled in cash. These obligations are presented in IBRD’s balance sheet and include undisbursed loans; short-term borrowings; payable for currency and interest rate swaps; payable for investment securities purchased, and payable for transfers approved by the Board of Governors.

5. FUNDING RESOURCES

Equity

Total shareholders’ equity, as reported in IBRD’s balance sheet at June 30, 2006, was $36,474 million compared to $38,588 million at June 30, 2005. The decrease from FY 2005 primarily reflects the net loss of $2,389 million on a reported basis during FY 2006 brought about primarily by net unrealized losses of $3,479 million on non-trading derivative instruments, as required by FAS 133.

Table 11: Contractual Cash Obligations

In millions of U.S. dollars

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$88,751	$14,676	$27,748	$8,878	$37,449
Operating leases	435	38	66	44	287
Contractual purchases and capital expenditures	69	64	5	—	—
Other long-term liabilities	426	76	57	56	237
Total	$89,681	$14,854	$27,876	$8,978	$37,973

BRD’s equity base plays a critical role in securing its financial objectives. By enabling IBRD to absorb risk out of its own resources, its equity base protects shareholders from a possible call on callable capital. The adequacy of IBRD’s equity capital is judged on the basis of its ability to generate future net income sufficient to absorb potential risks and support normal loan growth, without reliance on additional shareholder capital.

For management purposes, IBRD closely monitors equity as defined and utilized in the equity-to-loans ratio. Table 12 presents the composition of this measure at June 30, 2006 and 2005, respectively.

The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. IBRD also uses a stress test as a measure of income-generating capacity and an input to the assessment of capital adequacy. See discussion in Section 6, Financial Risk Management—Managing Risk-Bearing Capacity.

As presented in Figure 6, IBRD’s equity-to-loans ratio increased during FY 2006, on both a reported basis (excluding cumulative translation adjustments associated with the FAS 133 adjustments) and a current value basis.

Figure 6: Equity-to-Loans Ratio

The increase in this ratio to 32.96% at June 30, 2006 from 31.45% at June 30, 2005 was due to the increase in equity in FY 2006. During FY 2006, IBRD increased the General Reserve in order to improve its risk-bearing capacity.

Capital

Shareholder support for IBRD is reflected in the capital backing it has received from its members. At June 30, 2006, the authorized capital of IBRD was $190,811million, of which $189,718 million had been subscribed. Of the subscribed capital, $11,483 million had been paid-in and $178,235 million was callable. Of the paid-in capital, $9,125 million was available for lending and $2,358 million was not available for lending. The terms of payment of IBRD’s capital and the restrictions on its use that are derived from the Articles and from resolutions of IBRD’s Board of Governors are as follows:

Paid-in Capital

(i)             $3,220 million of IBRD’s capital was initially paid in gold or U.S. dollars or was converted from the currency of the subscribing members into U.S. dollars. This amount may, under the Articles, be freely used by IBRD in its operations.

(ii)          $8,145 million of IBRD’s capital was paid in the national currencies of the subscribing members. Under the Articles this amount is subject to maintenance of value obligations and may be used for funding loans only with the consent of the member whose currency is involved, or used for administrative expenses without the need for consent of the member whose currency is involved. In addition, these national currencies may be used by IBRD following a decision by the Board of Executive Directors to invest or lend in that currency, or swap the national currency into another currency for investment or lending purposes, provided it has the consent of the member whose currency is involved. In accordance with such consents, $5,208 million of this amount was being used in IBRD’s lending and investment operations at June 30, 2006.

Table 12: Equity Capital

In millions of U.S. dollars

	June 30, 2006	June 30, 2005
Usable Capital
Paid-in Capital	$11,483	$11,483
Restricted Paid-in Capital	(2,460)	(2,509)
Net Payable for Maintenance of Value	102	58
Total Usable Capital	9,125	9,032

Special Reserve	293	293

General Reserve, including allocation of FY 2006/FY 2005 net income	23,948	22,912

Cumulative Translation Adjustment(a)	(27)	(165)

Equity used in Equity-to-Loans Ratio—Reported Basis	$33,339	$32,072

Current Value Adjustments	(246)	342

Equity used in Equity-to-Loans Ratio—Current Value Basis	$33,093	$32,414

Loans and Guarantees Outstanding, net of Accumulated Provision for Losses on Loans and Guarantees and Deferred Loan Income	$101,140	$101,990

Current Value Loans and Guarantees Outstanding, net of Accumulated Provision for Losses on Loans and Guarantees and Deferred Loan Income	$102,021	$105,138

Equity-to-Loans Ratio—Reported Basis	32.96%	31.45%

Equity-to-Loans Ratio—Current Value Basis	32.44%	30.83%

(a).       Excluding cumulative translation amounts associated with the FAS 133 adjustment.

(iii)                               $118 million of IBRD’s capital was converted to U.S. dollars from the currency of the subscribing members by providing U.S. dollar denominated nonnegotiable, non-interest bearing demand notes, encashable in the currency of the subscribing member. This amount may, under the terms of the note, be encashed for administrative expenses or, after all subscribed capital has been called, IBRD will have the right to encash the note to meet its obligations.

Callable Capital

(iv)                              $151,774 million of IBRD’s capital may, under the Articles, be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it. This amount is thus not available for use by IBRD in making loans. Payment on any such call may be made, at the option of the particular member, either in gold, in U.S. dollars or in the currency required to discharge the obligations of IBRD for which the call is made.

(v)                                 $26,461 million of IBRD’s capital is to be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it, pursuant to resolutions of IBRD’s Board of Governors (though such conditions are not required by the Articles). Of this amount, 10% would be payable in gold or U.S. dollars and 90% in the national currencies of the subscribing members. While these resolutions are not legally binding on future Boards of Governors, they do record an understanding among members that this amount will not be called for use by IBRD in its lending activities or for administrative purposes.No call has ever been made on IBRD’s callable capital. Any calls on unpaid subscriptions are required to be uniform, but the obligations of the members of IBRD to make payment on such calls are independent of each other. If the amount received on a call is insufficient to meet the obligations of IBRD for which the call is made, IBRD has the right and is bound to make further calls until the amounts received are sufficient to meet such obligations. However, no member may be required on any such call or calls to pay more than the unpaid balance of its capital subscription.

At June 30, 2006, $103,604 million (58.1%) of the uncalled capital was callable from the member countries of IBRD that are also members of the Development Assistance Committee (DAC) of the Organization for Economic Cooperation and Development (OECD). This amount exceeded IBRD’s outstanding borrowings including swaps at June 30, 2006. Table 13 sets out the capital subscriptions of those countries and the callable amounts.

Table 13: Capital Subscriptions of DAC Members of OECD Countries

In millions of U.S. dollars

Member Country(a)	Total Capital Subscription	Uncalled Portion of Subscription

United States	$31,965	$29,966
Japan	15,321	14,377
Germany	8,734	8,191
France	8,372	7,851
United Kingdom	8,372	7,832
Canada	5,404	5,069
Italy	5,404	5,069
Netherlands	4,283	4,018
Belgium	3,496	3,281
Spain	3,377	3,171
Switzerland	3,210	3,012
Australia	2,951	2,770
Sweden	1,806	1,696
Denmark	1,623	1,525
Austria	1,335	1,254
Norway	1,204	1,132
Finland	1,033	971
New Zealand	873	821
Portugal	659	620
Ireland	636	599
Greece	203	189
Luxembourg	199	190
Total	$110,460	$103,604

(a).       See details regarding the capital subscriptions of all members of IBRD at June 30, 2006 in Financial Statements—Statement of Subscriptions to Capital Stock and Voting Power.

The United States is IBRD’s largest shareholder. Under the Bretton Woods Agreements Act, the Par Value Modification Act and other U.S. legislation, the Secretary of the U.S. Treasury is permitted to pay up to $7,663 million of the uncalled portion of the subscription of the United States, if it were called by IBRD, without any requirement of further congressional action. The balance of the uncalled portion of the U.S. subscription, $22,303 million, has been authorized by the U.S. Congress but not appropriated. Further action by the U.S. Congress would be required to enable the Secretary of the Treasury to pay any portion of this balance. The General Counsel of the U.S. Treasury has rendered an opinion that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the United States, notwithstanding that congressional appropriations have not been obtained with respect to certain portions of the subscription. For a further discussion of capital stock, restricted currencies, maintenance of value and membership refer to the Notes to Financial Statements—Note A-Summary of Significant Accounting and Related Policies and Note B-Capital Stock, Restricted Currencies, Maintenance of Value and Membership.

Borrowings

Source of Funding

IBRD diversifies its sources of funding by offering its securities to institutional and retail investors around the world, both through global offerings and by way of bond issues designed to meet the needs of specific markets or types of investors. Under its Articles, IBRD may borrow only with the approval of the member in whose markets the funds are raised and the member in whose currency the borrowing is denominated, and only if each such member agrees that the proceeds may be exchanged for the currency of any other member without restriction.

New medium- and long-term funding excluding swaps by currency for FY 2006, as compared to FY 2005, is shown in Figure 7.

Funding Operations

In FY 2006, medium- and long-term debt raised directly in financial markets by IBRD amounted to $10,233 million compared to $12,723 million in FY 2005. Table 14 summarizes IBRD’s funding operations for FY 2006 and FY2005.

Table 14: Funding Operations Indicators

	FY 2006	FY 2005
Total Medium- and Long-term Borrowings(a) (USD million)	$10,233	$12,723
Average Maturity(b) (years)	3.7	5.2
Number of Transactions	259	283
Number of Currencies	11	13

(a).       Includes one-year notes and represents net proceeds on a settlement date basis.

(b).       Average maturity to first call date.

Figure 7: New Medium- and Long-term Funding Excluding Swaps by Currency(a)

In millions of U.S. dollars equivalent

(a).       Includes one-year notes and represents net proceeds on a settlement date basis.

Funding raised in any given year is used for IBRD’s general operations, including loan disbursements, refinancing of maturing debt and prefunding of future lending activities. Funding opportunities in FY 2006 and FY 2005 remained relatively stable in terms of instruments, and IBRD followed a strategy of selective bond issuance, combining issues targeted to retail investors with private placements and public issues placed with large institutional investors. All proceeds from new funding are initially invested in the liquid asset portfolio until they are required for IBRD’s operations. Debt is allocated on a periodic basis to the different debt pools funding loans as necessary, in accordance with operating guidelines.

IBRD strategically repurchases, calls or prepays its debt to reduce the cost of borrowings and to reduce exposure to refunding requirements in a particular year or to meet other operational needs. In response to market conditions, during FY 2006, IBRD repurchased or called $3,918 million of its outstanding borrowings ($3,528 million during FY 2005).

Use of Derivatives

All new funding is initially swapped into floating-rate U.S. dollars, with conversion to other currencies or fixed-rate funding being carried out subsequently in accordance with loan funding requirements. Figures 8a and 8b illustrate the effect of swaps on both the interest rate structure and currency composition of the borrowings portfolio at June 30, 2006. Interest rate and currency swaps are also used for asset/liability management purposes to match the pool of liabilities as closely as possible to the interest rate and currency characteristics of liquid assets and loans. IBRD does not enter into derivatives for speculative purposes in the borrowings portfolio.

A more detailed analysis of borrowings outstanding is provided in the Notes to Financial Statements—Note E-Borrowings.

6. FINANCIAL RISK MANAGEMENT

IBRD assumes various kinds of risk in the process of providing development banking services. Its activities can give rise to four major types of risk: credit risk; market risk (interest rate and exchange rate); liquidity risk; and operational risk. The major inherent risk to IBRD is country credit risk, or loan portfolio risk.

Governance Structure

The risk management governance structure includes a Risk Management Secretariat supporting the Management Committee in its oversight function, particularly in the coordination of different aspects of risk management, and in connection with risks that cut across functional areas.

Figure 8a: Effect of Swaps on Interest Rate Structures—June 30, 2006

Figure 8b: Effect of Swaps on Currency Composition—June 30, 2006

For financial risk management, there is a Finance Committee chaired by the Chief Financial Officer. The Finance Committee makes recommendations and, where appropriate to the topic, takes decisions in the areas of financial policy, the adequacy and allocation of risk capital, and oversight of financial reporting. Three subcommittees that report to the Finance Committee are the Market Risk and Currency Management Subcommittee, the Credit Risk Subcommittee and the Financial Instruments Subcommittee.

The Market Risk and Currency Management Subcommittee develops and monitors the policies under which market and commercial credit risks faced by IBRD are measured, reported and managed. The subcommittee also monitors compliance with policies governing commercial credit exposure and currency management. Specific areas of activity include reviewing and endorsing guidelines for limiting balance sheet and market risks, the use of derivative instruments, investing activities, and monitoring matches between assets and their funding. The Credit Risk Subcommittee monitors the measurement and reporting of country credit risk and reviews the impact on the provision for losses on loans and guarantees of any changes in exposure, risk ratings of borrowing member countries, or movements between the accrual and nonaccrual portfolios. The Financial Instruments Subcommittee reviews the financial, organizational and implementational issues of new products offered to IBRD borrowers.

Country credit risk, the primary risk faced by IBRD, is identified, measured and monitored by the Credit Risk Department, led by the Chief Credit Officer who reports to the Chief Financial Officer.  This unit is independent from IBRD’s business units. Moreover, in order to further protect the independence of the unit, individual country credit risk ratings are not shared with the Executive Directors. In addition to continuously reviewing the creditworthiness of IBRD borrowers, this department is responsible for assessing loan portfolio risk, determining the adequacy of provisions for losses on loans and guarantees, and monitoring borrowers that are vulnerable to crises in the near term.

Market risks, liquidity risks and counterparty credit risks in IBRD’s financial operations are identified, measured and monitored by the Corporate Finance Department, which is independent from the business units responsible for managing these risks. The Corporate Finance Department works with IBRD’s financial managers, who are responsible for the day-to-day management of these risks, to establish and document processes that facilitate, control and monitor risk. These processes are built on a foundation of initial identification and measurement of risks by each of the business units. Under the direction of the Finance Committee, policies and procedures for measuring and managing such risks are formulated, approved and communicated throughout IBRD. Senior managers represented on the Committee are responsible for maintaining sound credit assessments, addressing transaction and product risk issues, providing an independent review function and monitoring the loans, investments and borrowings portfolios.

The primary responsibility for the management of operational risk in IBRD’s financial operations resides with each of IBRD’s managers. These individuals are responsible for identifying operational risks and establishing, maintaining and monitoring appropriate internal controls in their respective areas using an operational risk management framework.

This framework requires each business unit to document operational risks and controls, assess the likelihood and impact of operational risks and evaluate the design and operating effectiveness of existing controls using guidelines established by IBRD. An independent operational risk control unit supports this process by undertaking periodic reviews, performing quality assurance testing and reporting exceptions.

The processes and procedures by which IBRD manages its risk profile continually evolve as its activities change in response to market, credit, product, operational and other developments. The Executive Directors, particularly the Audit Committee members, periodically review trends in IBRD’s risk profiles and performance, as well as any significant developments in risk management policies and controls.

Managing Risk-Bearing Capacity

The risk bearing capacity of IBRD is the adequacy of its capital to absorb credit shocks and still be able to lend for development purposes without the need for additional shareholder support. The Board of Executive Directors assesses IBRD’s risk-bearing capacity based on a variety of metrics, including a framework of stress testing and simpler measures such as the equity-to-loans ratio, to assess capital adequacy.

The risk that a significant portion of its loan portfolio may go into extended arrears is the most significant risk faced by IBRD, and almost all of IBRD’s equity capital is held against this risk. Credit risk is measured in terms of both probable and unexpected losses from protracted payments arrears. Probable losses are covered by IBRD’s accumulated provision for losses on loans and guarantees, and unexpected losses are covered by income-generating capacity and equity.

The framework of stress testing provides a basis for evaluating whether IBRD has sufficient financial capacity to be able to (i) absorb the income loss due to a credit shock,(a) and (ii) generate sufficient income to support loan growth in the following years. The first requirement on the degree of shock absorption is designed to reduce the probability of having to rely on additional shareholder support (in terms of additional paid-in capital or a call on callable capital). This is intended both to protect shareholders and to support IBRD’s credit standing, which reduces borrowing costs and correspondingly, lending rates for borrowers. The second requirement on loan growth reflects the view that as a development institution, IBRD needs to play a positive role in a crisis by maintaining the capacity to continue lending to assist recovery in borrowing member countries. One of the credit shock events used in the stress testing framework is an estimate of the amount of the loan portfolio that could enter nonaccrual status (payment arrears in excess of six months) in the next three years at an appropriate confidence level.

IBRD’s equity supports its risk-bearing capacity for its lending operations. IBRD strives to immunize its risk-bearing capacity from fluctuations in interest and exchange rates. Therefore, IBRD uses the equity-to-loans ratio (on a current value basis) as one tool to monitor the sensitivity of its risk-bearing capacity to movements in interest and exchange rates. One of IBRD’s financial risk management objectives is to seek to protect the equity-to-loans ratio from movements arising from market risks.

The sensitivity of IBRD’s operating income to interest rate movements arises primarily from the sensitivity of the “contribution of equity” (the income earned from that portion of IBRD’s assets funded with equity rather than with debt).The sensitivity of IBRD’s operating income to changes in market interest rates has been increasing as borrowers have chosen to borrow from IBRD primarily on floating rate terms since the introduction of LIBOR-based

(a).       Income loss arises from borrowers in nonaccrual status no longer paying interest on their loans. In addition, an increase in the loan loss provision is typically warranted as a result of the nonaccrual event. This increase in the provision must be recognized as an expense, which further reduces net income in the year of the shock, and through that, impacts the equity-to-loans ratio.

loans. To the extent that the duration of its equity capital is matched to that of its loan portfolio, this ratio is protected against interest rate movements. To the extent that the currency composition of its equity capital is matched with that of its loan portfolio, the equity-to-loans ratio is also protected from exchange rate movements.

As presented in Figure 6 in Section 5, Funding Resources, IBRD’s equity-to-loans ratio on both the current value and reported basis has been on an upward trend.

Credit Risk

Country Credit Risk

Country credit risk is the risk of loss due to a country not meeting its contractual obligations. IBRD’s Credit Risk Department continuously reviews the credit risk of its borrowing member countries. These reviews are taken into account in determining IBRD’s overall country programs and lending operations, used to estimate the appropriate level of provisions for losses on loans and guarantees, and used to assess the adequacy of IBRD’s income-generating capacity and risk-bearing capital. In keeping with standard practice, probable losses inherent in the portfolio due to country credit risk are covered by the accumulated provision for losses on loans and guarantees, while unexpected losses due to country credit risk are covered by income-generating capacity and risk-bearing capital.

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD and is carefully managed, in part, through an exposure limit for loans outstanding plus the present value of guarantees to a single borrowing country. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit or the Single Borrower Limit. The Equitable Access Limit is equal to 10% of IBRD’s subscribed capital, reserves and unallocated surplus. The Single Borrower Limit is established by assessing its impact on the overall portfolio risk relative to risk-bearing capacity, as measured by the level of usable equity. The Single Borrower Limit is determined by the Executive Directors each year at the time they consider the adequacy of IBRD’s reserves and the allocation of its net income from the preceding fiscal year. For FY 2007, the Single Borrower Limit is maintained at $14.5 billion, the same level as in FY 2006, and the Equitable Access Limit is $21.6 billion at June 30, 2006. As depicted in Figure 9, IBRD’s largest exposure (including the present value of guarantees) to a single borrowing country was $11.3 billion at June 30, 2006.

Figure 9: Top Eight Country Exposures at June 30, 2006

In billions of U.S. dollars

Since the current exposure data presented are at a point in time, evaluating these exposures relative to the limit requires consideration of the repayment profiles of existing loans, as well as disbursement profiles and projected new loans and guarantees.

Under certain circumstances, IBRD would be able to continue to lend to a borrower that was reaching the single borrower exposure limit by entering into an arrangement that would prevent its net exposure from exceeding the limit. Any such arrangement would need to be approved in advance by IBRD’s Executive Directors. As of June 30, 2006 IBRD had entered into one such arrangement with China. As of this date, China had not reached the single borrower exposure limit and therefore, activation of this arrangement was not required.

Overdue and Non-performing Loans

When a borrower fails to make payment on any principal, interest or other charges due to IBRD, IBRD has an option to suspend disbursements immediately on all loans. IBRD’s current policy however, is to exercise this option through a graduated approach as summarized in Box 4. These policies also apply to those member countries who are eligible to borrow from both IBRD and IDA, and whose payments on IDA credits may become overdue. For borrowers with IBRD loans who become overdue in their debt service payments on IDA credits, IBRD also applies the treatment described in Box 4.

Box 4: Treatment of Overdue Payments

Overdue by 30 days

Where the borrower is the member country, no new loans to the member country, or to any other borrower in the country, will be presented to the Board of Executive Directors for approval, nor will any previously approved loan be signed, until payments for all amounts 30 days overdue or longer have been received. Where the borrower is not the member country, no new loans to that borrower will be signed or approved. In either case, the borrower will lose its eligibility for any waiver of interest charges in effect at that time.

Overdue by 45 days

In addition to the provisions cited above for payments overdue by 30 days, to avoid proceeding further on the notification process leading to suspension of disbursements, the country as borrower or guarantor and all borrowers in the country must pay not only all payments overdue by 30 days or more, but also all payments due regardless of the number of days since they have fallen due. Where the borrower is not the member country, no new loans to, or guaranteed by, the member country, will be signed or approved.

Overdue by 60 days

In addition to the suspension of approval for new loans and signing of previously approved loans, disbursements on all loans to or guaranteed by the member country are suspended until all overdue amounts have been paid. This policy applies even when the borrower is not the member country.

Overdue by more than six months

All loans made to or guaranteed by a member of IBRD are placed in nonaccrual status, unless IBRD determines that the overdue amount will be collected in the immediate future. Unpaid interest and other charges not yet paid on loans outstanding are deducted from the income of the current period. To the extent that these payments are received, they are included in income.

At the time of arrears clearance, a decision is made on the restoration of accrual status on a case by case basis; in certain cases that decision may be deferred until after a suitable period of payment performance has passed.

See Notes to Financial Statements—Note D-Loans, Guarantees and Derivatives for Borrowers for a summary of countries with loans or guarantees in nonaccrual status at June 30, 2006.

Accumulated Provision for Losses on Loans and Guarantees

IBRD maintains an accumulated provision for losses on loans and guarantees to recognize the probable losses inherent in both the accrual and nonaccrual portfolios. The methodology for determining the accumulated provision for losses on loans and guarantees is discussed in Section 7, Critical Accounting Policies.

IBRD’s provision for losses on loans and guarantees covers probable credit losses from protracted arrears. The Credit Risk Subcommittee reviews the allowance for losses on loans and guarantees at least quarterly and, if necessary, adjustments are made to the provision. In addition, the Audit Committee is apprised by management at least twice a year on the accumulated provision for losses on loans and guarantees.

The accumulated provision for losses on both the accrual and nonaccrual loans portfolio decreased by $713 million (Table 15). This decrease comprises a release of provision for losses on loans (excluding guarantees) of $722 million and a negative translation adjustment of $9 million during FY 2006). This decrease was primarily due to the combined impact of changes in the creditworthiness of the loans portfolio, changes in the volume and distribution of loans and guarantees outstanding and the annual update of the expected default frequencies (probability of default to IBRD) and developments in the nonaccrual portfolio.

Table 15: Accumulated provision for Losses on Loans by Portfolio as a Percentage of Total Loans Outstanding

In millions of U.S. dollars

	2006			2005
	Loans outstanding	Accumulated Provision	Accumulated Provision as a Percentage of Total Loans Outstanding	Loans outstanding	Accumulated Provision	Accumulated Provision as a Percentage of Total Loans Outstanding

Accrual Portfolio	$101,966	$1,480	1.4%	$100,858	$1,578	1.5%
Nonaccrual Portfolio	1,038	816	0.8%	3,543	1,431	1.4%

Total Loans Outstanding	$103,004	$2,296	2.2%	$104,401	$3,009	2.9%

Treatment of Protracted Arrears

In 1991, the Executive Directors adopted a policy to assist members with protracted arrears to IBRD to mobilize sufficient resources to clear their arrears and to support a sustainable growth-oriented adjustment program over the medium term. This policy is conditional on members agreeing to implement certain requirements including an acceptable structural adjustment program, adopting a financing plan to clear all arrears to IBRD and other multilateral creditors, and continuing to service their obligations to IBRD and other multilateral creditors on time.

It is IBRD’s practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. During FY 1996 and FY 2002, exceptions were made to that practice with regard to Bosnia and Herzegovina (BiH) and Serbia and Montenegro (SAM), formerly the Federal Republic of Yugoslavia, based on criteria approved by the Executive Directors in connection with the financial assistance package for Bosnia and Herzegovina in 1996. See the Notes to Financial Statements—Note A-Summary of Significant Accounting and Related Policies, for additional information.

Commercial Credit Risk

Commercial credit risk is the risk of loss due to a counterparty not honoring its contractual obligations.

IBRD’s commercial credit risk is concentrated in investments in debt instruments issued by sovereign governments, agencies, banks and corporate entities. The majority of these investments are in AAA and AA rated instruments.

In the normal course of its business, IBRD utilizes various derivatives and foreign exchange financial instruments to reduce funding costs through its borrowing activities and to meet the financial needs of its borrowers, to generate income through its investment activities and to manage its exposure to fluctuations in interest and currency rates.

The effective management of credit risk is vital to the success of IBRD’s funding, investment and asset/liability management activities. The monitoring and managing of these risks is a continuous process due to changing market environments.

IBRD controls the counterparty credit risk arising from investments, derivatives and foreign exchange transactions through its credit approval process, the use of collateral agreements and risk limits, and monitoring procedures. The credit approval process involves evaluating counterparty creditworthiness, assigning credit limits and determining the risk profile of specific transactions. Credit limits are calculated and monitored on the basis of potential exposures taking into consideration current market values, estimates of potential future movements in those values and collateral agreements with counterparties. If there is a collateral agreement with the counterparty to reduce credit risk, then the amount of collateral obtained is based on the credit rating of the counterparty. Collateral held includes cash and government securities.

For foreign exchange and derivative products IBRD treats the credit risk exposure as the replacement cost. This is also referred to as replacement risk or the mark-to-market exposure amount. While contractual principal amount is the most commonly used volume measure in the derivative and foreign exchange markets, it is not a measure of credit or market risk.

Mark-to-market exposure is a measure, at a point in time, of the value of a derivative or foreign exchange contract in the open market. When the mark-to-market is positive, it indicates the counterparty owes IBRD and, therefore, creates an exposure for IBRD.

When the mark-to-market is negative, IBRD owes the counterparty and does not have replacement risk.

When IBRD has more than one transaction outstanding with a counterparty, and the parties have entered into a master derivatives agreement which contains legally enforceable close-out netting provisions, the “net” mark-to-market exposure represents the netting of the positive and negative exposures with the same counterparty. If this net mark-to-market is negative, then IBRD’s exposure to the counterparty is considered to be zero. For the contractual value, notional amounts and related credit risk exposure amounts by instrument, see the Notes to Financial Statements—Note G-Credit Risk.

Table 16 provides details of IBRD’s estimated credit exposure on its investments (excluding externally-managed assets—$1,443 million at June 30, 2006, $1,383 million at June 30, 2005) and swaps (excluding those with borrowing member countries), net of collateral held, by counterparty rating category.

The decrease in the proportion of AAA-rated investments and the corresponding increase in AA- and A-rated investments reflect (i) a reduction in investments in obligations of European agencies and official entities, including the German Landesbanks, (ii) some continued investments in short-term deposits with German Landesbanks after their downgrade as a result of the expiration of state guarantees and (iii) an increase in investments in Japanese government securities.  After the effects of netting arrangements, the credit exposure from swaps decreased from $8,167 million at June 30, 2005 to $4,375 million at June 30, 2006.  The swap credit exposure of $4,375 million is offset by collateral of $3,239 million which results in a total net swap exposure of $1,136 million.

Market Risk

IBRD faces risks which result from market movements, primarily changes in interest and exchange rates. In comparison to country credit risk, IBRD’s exposure to market risks is small. IBRD has an integrated asset/liability management framework to flexibly assess and hedge market risks associated with the characteristics of the products in IBRD’s portfolios.

Asset/Liability Management

The objective of asset/liability management for IBRD is to ensure adequate funding for each loan product and liquid asset at the most attractive available cost, and to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of liabilities supporting each lending product and liquid asset in accordance with the particular requirements for that product or liquid asset and within prescribed risk parameters. The current value information is used in the asset/liability management process.

Use of Derivatives

As part of its asset/liability management process, IBRD employs derivatives to manage and align the characteristics of its assets and liabilities. IBRD uses derivative instruments to adjust the interest rate repricing characteristics of specific balance sheet assets and liabilities, or groups of assets and liabilities with similar repricing characteristics, and to modify the currency composition of net assets and liabilities.

Table 17 details the current value information of each loan product, the liquid asset portfolio, and the debt allocated to fund these assets.

Table 16: Credit Exposure, Net of Collateral Held, by Counterparty Rating

In millions of U.S. dollars

	At June 30, 2006					At June 30, 2005		At June 30, 2004
	Investments
Counterparty Rating	Sovereigns	Agencies, Banks & Corporates	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total	Total Exposure on Investments and Swaps	% of Total	Total Exposure on Investments and Swaps	% of Total
AAA	$340	$6,693	$288	$7,321	29	$11,208	42	$12,266	40
AA	31	13,132	848	14,011	55	12,831	49	15,975	51
A	1,771	2,220	—	3,991	16	2,275	9	2,864	9
Total	$2,142	$22,045	$1,136	$25,323	100	$26,314	100	$31,105	100

Table 17: Financial Instrument Portfolios

In millions of U.S. dollars

	At June 30, 2006			At June 30, 2005
	Carrying Value	Contractual Yield	Current Value Adjustments	Carrying Value	Contractual Yield	Current Value Adjustments

Loans(a)	$103,004	5.25%	$881	$104,401	4.30%	$3,148
Variable-Rate Multicurrency Pool Loans	11,859	5.16	1,059	14,806	4.59	1,816
Single Currency Pool Loans	9,334	4.92	179	12,696	5.23	372
Variable-Spread Loans(b)	41,677	5.10	(49)	40,868	3.45	(58)
Fixed-Rate Single Currency Loans	8,629	6.10	(3)	10,710	6.18	456
Special Development Policy
Loans(c)	2,946	6.15	(5)	3,962	4.45	(3)
Fixed-Spread Loans	28,295	5.23	(300)	21,117	4.15	563
Other Fixed Rate Loans	264	7.88	*	242	8.55	2

Liquid Asset Portfolio(d)	$24,655	5.09%		$26,170	3.26%

Borrowings Allocation (including swaps)(e)	$92,083	4.88%	$1,076	$94,841	3.61%	$2,793
Variable-Rate Multicurrency Pools	8,238	5.85	1,657	9,749	5.10	2,613
Single Currency Pools	6,379	5.66	198	8,284	4.10	304
Variable-Spread	26,764	4.62	(144)	25,719	2.90	(121)
Fixed-Rate Single Currency	5,479	5.71	(15)	9,785	5.37	372
Special Development Policy	2,734	4.70	(5)	3,994	2.87	(8)
Fixed-Spread	16,604	4.38	(342)	10,828	3.61	202
Other Debt(f)	25,885	4.82	(273)	26,482	3.09	(569)

(a).       Contractual yield is presented before the application of interest waivers.

(b).       Includes fixed-rate single currency loans for which the rate had not yet been fixed at fiscal year-end.

(c).        Includes loans with non-standard terms as described in Contractual Terms of Loans.

(d).       The liquid asset portfolio is carried and reported at market value and excludes investment assets associated with certain other postemployment benefits.The yield information represents the weighted average market yield to maturity.

(e).        Carrying amounts and contractual yields are on a basis which includes accrued interest and any unamortized amounts, but does not include the effects of applying FAS 133.

(f).           Includes amounts not yet allocated at June 30, 2006 and June 30, 2005.

*                    Indicates amounts less than $0.5 million.

Interest Rate Risk

There are two main sources of potential interest rate risk to IBRD. The first is the interest rate sensitivity associated with the net spread between the rate IBRD earns on its assets and the cost of borrowings, which fund those assets. The second is the interest rate sensitivity of the income earned from funding a portion of IBRD assets with equity. In general, lower nominal interest rates result in lower lending rates which, in turn, reduce the nominal earnings on IBRD’s equity. In addition, as the loan portfolio shifts from pool loans to LIBOR based loans, the sensitivity of IBRD’s operating income to changes in market interest rates will increase.

The borrowing cost pass-through formulation incorporated in the lending rates charged on most of IBRD’s existing loans has traditionally helped limit the interest rate sensitivity of the net spread earnings on its loan portfolio. Such cost pass-through loans currently account for 61% of the existing outstanding loan portfolio (65% at the end of FY 2005). All cost pass-through loans, including single currency and multicurrency pool loans as well as variable-spread loans, pose residual interest rate risk, given the lag inherent in the lending rate calculation.

Another potential risk arises because the cost pass-through currency pool products have traditionally been funded with a large share of medium- and long-term fixed-rate debt, to provide the borrowers with a reasonably stable interest basis. Given that the cumulative impact of interest rate changes over time has resulted in a decline in the level of interest rates, the cost of these historical fixed-rate borrowings in the multicurrency pool and the single currency pools is currently considerably higher than IBRD’s new borrowing costs. The amount of debt allocated to the multicurrency debt pool will exceed the balance of the multicurrency loan pool from FY 2008. The debt which funds these loans has maturities that extend beyond those of the loans. This debt overhang presents a risk of loss to IBRD because the debt carries fixed interest rates.

Over-funding of the multicurrency loan pool will reach a maximum of approximately $6.2 billion in FY 2016. Strategies for managing this risk include changing the interest rate characteristics of the over-funded portion of the debt from fixed to floating rates beyond FY 2008 through the use of forward-starting swaps. IBRD began executing these forward-starting swaps in FY 2000 and the cost to date has been approximately $708 million. The fair value of the debt overhang remaining to be hedged is approximately $2 million as of June 30, 2006. The cost of the overhang will vary with interest rates and prepayments.

Interest rate risk on non-cost pass-through products, which currently account for 39% of the existing loan portfolio (35% at the end of FY 2005), is managed by using interest rate swaps to closely align the rate sensitivity characteristics of the loan portfolio with those of their underlying funding. As the portfolio of fixed-spread loans increases, the proportion of non-cost pass-though products will grow.

The interest rate risk on IBRD’s liquid asset portfolio, which includes the risk that the value of assets in the liquid portfolio will fluctuate due to changes in market interest rates, is managed within specified duration-mismatch limits and is further limited by stop-loss limits.

Interest rate risk also arises from a variety of other factors, including differences in the timing between the contractual maturity or repricing of IBRD’s assets, liabilities and derivative financial instruments. On floating rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its floating rate receivables and payables. To mitigate its exposure to these timing mismatches, IBRD has executed some overlay interest rate swaps.

Exchange Rate Risk

In order to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency, as prescribed by the Articles. In addition, IBRD’s policy is to minimize the exchange rate sensitivity of its equity-to-loans ratio. It carries out this policy by undertaking currency conversions periodically to align the currency composition of its equity to that of its outstanding loans. This policy is designed to minimize the impact of exchange rate fluctuations on the equity-to-loans ratio, thereby preserving IBRD’s ability to better absorb unexpected losses from arrears of loan repayments regardless of the market environment.

Figure 10 presents the currency composition of significant balance sheet components (net of swaps) at the end of FY 2006 and FY 2005.

Figure 10: Relative Currency Composition of Significant Balance Sheet Components—Current Value Basis

At June 30, 2006

At June 30, 2005

Liquidity Risk

Liquidity risk arises from the general funding needs of IBRD’s activities and in the management of its assets and liabilities. For a discussion on how liquidity is managed, refer to Section 4—Liquidity Management.

Operational Risk

Operational risk is the potential for loss resulting from inadequate or failed internal processes or systems, human factors, or external events, and includes business disruption and system failure, transaction processing failures and failures in execution of legal, fiduciary and agency responsibilities. IBRD, like all financial institutions, is exposed to many types of operational risks.

IBRD attempts to mitigate operational risk by maintaining a system of internal control that is designed to keep that risk at appropriate levels in view of the financial strength of IBRD and the characteristics of the activities and markets in which IBRD operates. Since 1996, IBRD has used a COSO-based integrated internal control framework.

During FY 2006, IBRD updated its framework for operational risk management for its finance, human resources, information technology and procurement activities. This framework was implemented in conjunction with business units and involves the following core steps:

•                  Key operational risks and mitigating controls (including risks and controls over financial reporting) are identified and documented using a combination of tools including business process maps and risk and control self assessments. Tailored risk and control categories are also applied consistently across business units.

•                  Operational risks are quantified based on likelihood of occurrence and the resulting financial impact using probability and severity parameters. The inherent risks of potential misstatements in financial reporting are also assessed.

•                  The design and operating effectiveness of key controls over financial reporting are evaluated using self assessment workshops, independent walk through tests of processes, independent compliance testing by internal audit, quality assurance testing by management and annual internal representation letters from business unit managers.

•                  Action plans are developed for issues identified and followed up on a periodic basis.

•                  Key risks and control weaknesses are evaluated on an annual basis by an internal panel. The panel evaluates and categorizes these to determine if they pose a threat to management’s ability to make a positive assertion on the adequacy of internal controls surrounding IBRD’s external financial reporting.

•                  The results of the work undertaken to evaluate the effectiveness of internal controls over financial reporting are reported to the Audit Committee through an annual report.

•                  On a periodic basis, operational risks and controls are assessed and reviewed to monitor significant changes.

Internal Control Over Financial Reporting

Management has carried out an evaluation of internal control over external financial reporting for the purpose of determining if there were any changes made in internal controls during the fiscal year covered by this report, that had materially affected, or would be reasonably likely to materially affect IBRD’s internal control over external financial reporting. As of June 30, 2006 no such significant changes occurred.

Annually IBRD’s management has made an assertion that, as of June 30 of each fiscal year since 1997, its system of internal control over its external financial reporting has met the criteria for effective internal control over external financial reporting as described in COSO. Since FY 1997, IBRD’s external auditors have provided an attestation report that management’s assertion regarding the effectiveness of internal control over external financial reporting is fairly stated in all material respects.

Disclosure Controls and Procedures

Disclosure controls and procedures are those processes which are designed to ensure that information required to be disclosed is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure by IBRD. Management has undertaken an evaluation of the effectiveness of such controls and procedures. Based on that evaluation, the President and the Chief Financial Officer have concluded that these controls and procedures were effective as of June 30, 2006.

7. CRITICAL ACCOUNTING POLICIES

The Notes to IBRD’s financial statements contain a summary of IBRD’s significant accounting policies.

The following is a description of those accounting policies which involve significant management judgments that are difficult, complex or subjective and relate to matters that are inherently uncertain.

Provision for Losses on Loans and Guarantees

IBRD’s accumulated provision for losses on loans and guarantees reflects the probable losses inherent in its nonaccrual and accrual portfolios. There are several steps required to determine the appropriate level of provisions for each portfolio. First, the total loan portfolio is segregated into the accrual and nonaccrual portfolios. In both portfolios, the exposure for each country (defined as loans outstanding plus the present value of guarantees) is then assigned a credit risk rating. With respect to loans in the accrual portfolio, these loans are grouped according to the assigned risk rating. Each risk rating is mapped to an expected default frequency using IBRD’s credit migration matrix. The provision required is calculated by multiplying the outstanding exposure, by the expected default frequency (probability of default to IBRD) and by the assumed severity of the loss given default.

The determination of a borrower’s risk rating is based on both quantitative and qualitative analyses of various factors, which include political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks and corporate sector debt and other vulnerabilities. IBRD periodically reviews such factors and reassesses the adequacy of the accumulated provision for losses on loans and guarantees accordingly. Actual losses may differ from expected losses due to unforeseen changes in any of the factors that affect borrowers’ creditworthiness.

The accumulated provision for loan losses is separately reported in the balance sheet as a deduction from IBRD’s total loans. The accumulated provision for losses on guarantees is included in other liabilities. Increases or decreases in the accumulated provision for losses on loans and guarantees are reported in the Statement of Income as provision for losses on loans and guarantees.

Additional information on IBRD’s provisioning policy and the status of nonaccrual loans can be found in the Notes to Financial Statements— Note A-Summary of Significant Accounting and Related policies and Note D-Loans, Guarantees and Derivatives for Borrowers.

Fair Value of Financial Instruments

Under the current value basis of reporting, IBRD carries all of its financial assets and liabilities at estimated values. Under the reported basis, IBRD carries its investments and derivatives, as defined by FAS 133, on a fair value basis. These derivatives include certain features in debt instruments that, for accounting purposes, are separately valued and accounted for as either assets or liabilities. When possible, fair value is determined by quoted market prices.  If quoted market prices are not available, then fair value is based on discounted cash flow models using market estimates of cash flows and discount rates.

All the financial models used for input to IBRD’s financial statements are subject to both internal and external verification and review by qualified personnel. These models use market sourced inputs, such as interest rates, exchange rates and volatilities. Selection of these inputs may involve some judgement. Imprecision in estimating these factors, and changes in assumptions, can impact net income and IBRD’s financial position as reported in the financial statements.

IBRD believes its estimates of fair value are reasonable given its processes for obtaining external prices and parameters; ensuring that valuation models are reviewed and validated both internally and externally; and applying its approach consistently from period to period.

Pension and Other Postretirement Benefits

IBRD participates along with IFC and MIGA in pension and postretirement benefit plans that cover substantially all of their staff members. All costs, assets and liabilities associated with the plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are subsequently shared between IBRD and IDA based on an agreed cost sharing ratio. The underlying actuarial assumptions used to determine the projected benefit obligations, fair value of plan assets and funded status associated with these plans are based on financial market interest rates, past experience, and management’s best estimate of future benefit changes and economic conditions. For further details, please refer to Notes to Financial Statements—Note K-Pension and Other Postretirement Benefits.

Change in Accounting Principle for Board of Governors-Approved Transfers

During FY 2006 IBRD has re-evaluated its accounting related to Board of Governors-approved transfers and determined that, effective with the June 30, 2006 year-end financial statements, all Board of Governors-approved transfers will be reported as expenses within the Statement of Income. This change to a preferable accounting principle has been applied retrospectively in accordance with FAS 154, Accounting Changes and Error Corrections. Accordingly, all amounts in the prior periods’ financial statements impacted by this change in accounting policy including data in Box 1 have been adjusted. For further details refer to Notes to Financial Statements—Note P-Change in Accounting Principle for Certain Board of Governors-Approved Transfers

8. RESULTS OF OPERATIONS

In FY 2006, Operating Income increased to $1,740 million from $1,320 million in FY 2005, driven by an increase in loan interest income, net of funding costs, and an increase in the release of provision for losses on loans and guarantees. Net loss on a reported basis was $2,389 million in FY 2006 compared to a net income of $3,189 million in FY 2005. This loss is due to IBRD’s application of FAS 133 in combination with the increase in reference market rates. For more details please refer to Net Unrealized Gains (Losses) on Non-trading Derivative Instruments, as required by FAS 133 discussed later in this section.

Interest Rate Environment

During FY 2006, short-term interest rates for the U.S. dollar were higher than for the comparative period in FY 2005. Figure 11 illustrates these general trends for the six-month LIBOR U.S dollar rates.

Figure 11: Six-Month LIBOR Interest Rates U.S. Dollar

Operating Income

IBRD’s Operating Income is broadly comprised of a net spread on interest-earning assets, plus the contribution of equity, less provisions for losses on loans and guarantees and administrative expenses. Table 18 shows a breakdown of income, net of funding costs, on a reported basis.

FY 2006 versus FY 2005

FY 2006 Operating Income was $1,740 million, compared to $1,320 million for FY 2005. The increase in Operating Income is explained by the following factors.

•                  A $274 million increase in loan interest income, net of funding costs as a result of higher returns on equity funded loans resulting from the rise in market interest rates.

•                  A $222 million increase in the release of provision for losses on loans and guarantees. During FY 2006, provisioning requirements were reduced by $724 million in comparison with the reduction of $502 million during FY2005. This reflects the combined impact of changes in the creditworthiness of the loan portfolio, changes in the volume and distribution of loans and guarantees outstanding, the annual update of the expected default frequencies (probability of default to IBRD), and developments in the nonaccrual portfolio.

FY 2005 versus FY 2004

FY 2005 Operating Income was $1,320 million, compared to $1,696 million for FY 2004. The decrease is explained by the following factors.

•                  A $270 million decrease in loan interest income, net of funding costs as a result of reduced loan spreads, primarily due to the negative impact of the re-pricing lag on pool loans.

•                  A $163 million decrease in the release of provision for losses on loans and guarantees. During FY 2005, provisioning requirements were reduced by $502 million. This reflects the combined impact of the changes in borrowers’ risk ratings, changes in the volume and distribution of loans outstanding, the annual update of the expected default frequencies, and developments in the nonaccrual portfolio. The larger release in FY 2004 reflected greater improvement in ratings in high-risk countries.

Table 18: Net Income

In millions of U.S. dollars

		As Adjusted
	FY 2006	FY 2005	FY 2004

Loan interest income, net of funding costs
Debt funded	$278	$291	$628
Equity funded	1,585	1,298	1,231
Net interest income	1,863	1,589	1,859
Other loan income	41	63	37
Release of Provision for losses on loans and guarantees	724	502	665
Investment income, net of funding costs	76	94	22
Net noninterest expense	(964)	(928)	(887)
Operating Income	1,740	1,320	1,696
Board of Governors-Approved Transfers	(650)	(642)	(645)
Net unrealized gains (losses) on non-trading derivative instruments, as required by FAS 133	(3,479)	2,511	(4,100)
Net (Loss) Income—Reported Basis	$(2,389)	$3,189	$(3,049)

•                  A $72 million increase in investment income, net of funding costs, reflecting the improved performance of IBRD’s investment portfolio during FY 2005 largely due to the higher return performance against benchmark. The performance during FY 2004 was depressed in part reflecting the poor performance of certain asset classes at the beginning of FY 2004 when the bond market suffered one of its worst months. The borrowings which fund the investment portfolio are not marked-to-market.

Net Interest Income

FY 2006 versus FY 2005

Loan interest income, net of funding costs, increased by $274 million largely due to higher returns on the equity funded component of loans resulting from the rise in market rates.   In FY 2005, loan interest income net of funding costs were lower primarily due to the negative impact of the re-pricing lag on pool loans.

FY 2005 versus FY 2004

Loan interest income, net of funding costs, decreased by $270 million largely due to lower returns on the debt funded component of loans, as a result of the lower lending rates of the cost pass-through loan products. Lower average loan balances, particularly in higher-yielding loan products, also contributed to the decline in net interest income. The margins for cost pass-through products in FY 2004 were high, in part reflecting the effect of favorable interest rate repricing lags in a falling interest rate environment.

Net Noninterest Expense

The main components of net noninterest expense are presented in Table 19.

FY 2006 versus FY 2005

Net noninterest expense increased by $37 million primarily due to a $28 million increase in pension and other postretirement benefits and a $10 million increase in other expenses.

FY 2005 versus FY 2004

Net noninterest expense increased by $40 million primarily due to a $75 million increase in staff costs and operational travel. This was offset by a $41 million increase in service fee revenues and other net income.

Table 19: Net Noninterest Expense

In millions of U.S. dollars

	FY 2006	FY 2005	FY 2004
Gross Administrative Expenses
Staff Costs	$493	$494	$422
Operational Travel	99	104	101
Consultant Fees	102	94	85
Pension and other postretirement benefits	64	36	47
Contributions to Special Programs	173	173	179
Communications and IT	76	79	75
Contractual Services	61	61	57
Equipment and Buildings	126	129	115
Other Expenses	34	24	32
Total Gross Administrative Expenses	1,228	1,194	1,113
Less: Contribution to Special Programs	173	173	179
Total Net Administrative Expenses	1,055	1,021	934
Contribution to Special Programs	173	173	179
Service Fee Revenues	(243)	(228)	(207)
Net Other Income	(21)	(39)	(19)
Total Net Noninterest Expense	$964	$927	$887

Net Unrealized (Losses) Gains on Non-trading Derivative Instruments, as required by FAS 133

IBRD marks to market all derivative instruments, as defined by FAS 133. To a large extent, IBRD uses interest rate and currency swaps to modify fixed U.S. dollar and non-U.S. dollar borrowings to variable U.S. dollar borrowings. IBRD borrows in currencies that are not directly needed for lending, to take advantage of arbitrage opportunities, and then immediately swaps the borrowings into variable-rate U.S. dollars. Currency swaps are financially equivalent to non-U.S. dollar fixed-rate assets. Thus with higher interest rates in euro, South African rands and Pounds Sterling, these currency swaps resulted in significant mark-to-market losses. Some of IBRD’s currency swaps particularly in Japanese yen have coupons linked to the U.S. dollar-Japanese-yen exchange rate. With U.S. dollar interest rates rising by more than Japanese yen interest rates in FY 2006, the U.S. dollar was at a larger discount to Japanese yen in the forward market (beyond ten years). Since IBRD receives coupons that are partly based on U.S. dollar-Japanese yen exchange rates, these swaps also resulted in mark-to-market losses.

Currently most of IBRD’s interest rate swaps are U.S. dollar-based with IBRD being a net fixed rate receiver and variable rate payer (six-month LIBOR). Higher U.S. dollar interest rates in FY 2006, (see Figure 12) have also resulted in mark-to-market losses on the interest rate swap portfolio. Essentially, the higher interest rates at the end of FY 2006 resulted in an increase in the present value of the variable-rate coupons that IBRD pays, and a decline in the present value of the fixed-rate coupons that IBRD receives on these swaps.

The overall effect is a mark-to-market loss of $3,479 million on the Statement of Income for FY 2006. In contrast in FY 2005, primarily as a result of significant downward shifts in the applicable reference market interest rate curves, the effects of applying FAS 133 resulted in a mark-to-market gain of $2,511 million.

Figure 12: IBRD’s U.S. Dollar Funding Curve

Economically, increases or decreases in the values of the derivatives are offset by corresponding decreases or increases in the values of the related borrowings. FAS 133 requires that all derivative instruments be marked-to-market. However, as explained earlier, IBRD’s application of FAS 133 does not mark-to-market the underlying financial instruments, to which these derivatives are economically linked. For management reporting purposes, IBRD has disclosed the Current Value financial statements in Tables 2 and 3 and believes that these statements make fully evident the risk management strategy employed by IBRD.

9. GOVERNANCE

General Governance

Management Changes

Mr. Vincenzo La Via assumed the position of Chief Financial Officer of IBRD on December 5, 2005.

Mr. Graeme Wheeler and Mr. Juan Jose Daboub were appointed Managing Directors of IBRD, with their appointments becoming effective on April 24, 2006 and July 1, 2006 respectively.

Ms. Ana Palacio was appointed Senior Vice President and General Counsel of IBRD, with her appointment becoming effective August 28, 2006.

Board Membership

In accordance with its Articles of Agreement, members of IBRD’s Executive Directors are appointed or elected by their member governments. These Executive Directors are neither officers nor staff of IBRD. The President is the only management member of the Board of Executive Directors, serving as a non-voting member and as Chairman of the Board. The Executive Directors have established several Committees including:

•                  Committee on Development Effectiveness

•                  Audit Committee

•                  Budget Committee

•                  Personnel Committee

•                  Ethics Committee

•                  Committee on Governance and Administrative Matters

The Executive Directors and their Committees function in continuous session at the principal offices of IBRD, as business requires. Each Committee’s terms of reference establishes its respective roles and responsibilities. As Committees do not vote on issues, their role is primarily to serve the full Board of Executive Directors in discharging its responsibilities.

Audit Committee

Membership

The Audit Committee consists of eight members of the Board of Executive Directors. Membership on the Committee is determined by the Board of Executive Directors, based upon nominations by the Chairman of the Board, following informal consultation with the Executive Directors. In addition, membership of the Committee is expected to reflect the economic and geographic diversity of IBRD’s member countries. Other relevant selection criteria include seniority, continuity and relevant experience. Some or all of the responsibilities of individual committee members are performed by their alternates or advisors.  Generally, Committee members are appointed for a two year term; reappointment to a second term, when possible, is desirable for continuity. Audit Committee meetings are generally open to any member of the Board who may wish to attend, and non-Committee members of the Board may participate in the discussion. In addition, the Chairman of the Audit Committee may speak in that capacity at meetings of the Board of Executive Directors, with respect to discussions held in the Audit Committee.

Key Responsibilities

The Audit Committee is appointed by the Board to assist it in the oversight and assessment of IBRD’s finances and accounting, including the effectiveness of financial policies, the integrity of financial statements, the system of internal controls regarding finance, accounting and ethics (including fraud and corruption), and financial and operational risks. The Audit Committee also has the responsibility for reviewing the performance and recommending to the Board the appointment of the external auditor, as well as monitoring the independence of the external auditor and meeting with it in executive session. The Audit Committee participates in oversight of the internal audit function, including reviewing the responsibilities, staffing and the effectiveness of internal audit. The Committee also reviews the annual internal audit plan and meets with the Auditor General in executive session. In the execution of its role, the Committee discusses with management, the external auditors, and the internal auditors, financial issues and policies which have a bearing on the institution’s financial position and risk-bearing capacity. The Audit Committee monitors the evolution of developments in corporate governance and the role of audit committees on an ongoing basis and revised its terms of reference in FY 2004.

Communications

The Audit Committee communicates regularly with the full Board through distribution of the following:

•                  The minutes of its meetings.

•                  Reports of the Audit Committee prepared by the Chairman, which document discussions held. These Reports are distributed to the Executive Directors, Alternates, World Bank Group Senior Management and Vice Presidents of IBRD.

•                  “Statement(s) of the Chairman” and statements issued by other members of the Committee.

•                  The Annual Report to the Board of Executive Directors, which provides an overview of the main issues addressed by the Committee over the year.

The Audit Committee’s communications with the external auditor are described in the Auditor Independence section.

Executive Sessions

Members of the Committee may convene in executive session at any time, without management present. Under the Committee’s terms of reference, it meets separately in executive session with the external and internal auditors.

Access to Resources and to Management

Throughout the year, the Audit Committee receives a large volume of information, which supports the preparation of the financial statements. The Audit Committee meets both formally and informally throughout the year to discuss financial and accounting matters. Executive Directors have complete access to management. The Audit Committee reviews and discusses with management the quarterly and annual financial statements. The Committee also reviews with the external auditor the financial statements prior to their publication and recommends them for approval to the Board of Executive Directors.

The Audit Committee has the capacity, under exceptional circumstances, to obtain advice and assistance from outside legal, accounting or other advisors as deemed appropriate.

Code of Ethics

IBRD strives to foster and maintain a positive work environment that supports the ethical behavior of its staff. To facilitate this effort, IBRD has in place a Code of Professional Ethics-Living our Values. The Code applies to all staff (including managers, consultants, and temporary employees) worldwide.

This Code is available in nine languages on IBRD’s website, www.worldbank.org. Staff relations, conflicts of interest, and operational issues, including the accuracy of books and records, are key elements of the Code.

In addition to the Code, an essential element of appropriate conduct is compliance with the obligations embodied in the Principles of Staff Employment, Staff Rules, and Administrative Rules, the violation of which may result in disciplinary actions. In accordance with the Staff Rules, senior managers must complete a confidential financial disclosure instrument with the Office of Ethics and Business Conduct.

Guidance for staff is also provided through programs, training materials, and other resources. Managers are responsible for ensuring that internal systems, policies, and procedures are consistently aligned with IBRD’s ethical goals. In support of its efforts on ethics, IBRD offers a variety of methods for informing staff of these resources. Many of these efforts are headed by the following groups:

•                  The Office of Ethics and Business Conduct provides leadership, management and oversight for IBRD’s ethics infrastructure including the Ethics HelpLine, a consolidated conflicts of interest disclosure/resolution system, financial disclosure, ongoing training to both internal and external audiences, and communication resources.

•                  The Department of Institutional Integrity is charged with investigating allegations of fraud and corruption in IBRD-funded projects worldwide. The Department also investigates allegations of misconduct by IBRD staff, and trains and educates staff and clients in detecting and reporting fraud and corruption in IBRD-funded projects. The Department reports directly to the President and is composed of professionals from a range of disciplines including financial analysts, researchers, investigators, lawyers, prosecutors, forensic accountants, and IBRD staff with operational experience.

IBRD has in place procedures for the receipt, retention and treatment of complaints received regarding accounting, internal control and auditing matters.

IBRD offers both the Ethics HelpLine, as well as a Fraud and Corruption hotline run by an outside firm staffed by trained specialists. This third-party service offers numerous methods of communication in addition to a toll free hotline in countries where access to telecommunications may be limited. In addition there are other methods by which the Department of Institutional Integrity may receive allegations, including directly by email, anonymously, or through confidential submission through its website, as well as the postal service and telephone.

Auditor Independence

In FY 2003, the Board of Executive Directors adopted a set of principles applicable to the appointment of the external auditor for IBRD. Key features of those principles include:

•                  Prohibition of the external auditor from the provision of all non audit-related services.

•                  All audit-related services must be pre-approved on a case-by-case basis by the Board of Executive Directors, upon recommendation of the Audit Committee.

•                  Mandatory rebidding of the external audit contract every five years.

•                  Prohibition of any firm serving as external auditors for more than two consecutive five-year terms.

•                  Mandatory rotation of the senior partner after five years.

•                  An evaluation of the performance of the external auditor at the mid-point of the five year term.

In FY 2004, IBRD’s external auditor, Deloitte and Touche, began a new five-year term and will have served 11 years as auditor upon completion of that term, pursuant to a one-time grandfathered exemption from the above-referenced ten-year limit. Even within a five-year term the service of the external auditors is subject to recommendation by the Audit Committee for annual reappointment and approval of a resolution by the Board of Executive Directors.

As a standard practice, the external auditor is present as an observer at virtually all Audit Committee meetings and is frequently asked to present its perspective on issues. In addition, the Audit Committee meets periodically with the external auditor in private session without management present. Communication between the external auditor and the Audit Committee is ongoing, as frequently as is deemed necessary by either party. IBRD’s auditors follow the communication requirements with audit committees set out under U.S. generally accepted auditing standards. In keeping with these standards, significant formal communications include:

•                  Quarterly and annual financial statement reporting.

•                  Annual appointment of the external auditors.

•                  Presentation of the external audit plan.

•                  Presentation of control recommendations and discussion of the COSO attestation and report.

•                  Presentation of a statement regarding independence.

In addition to Committee meetings, individual members of the Audit Committee have independent access to the external auditor.

10. RECONCILIATION OF PRIOR YEAR CURRENT VALUE FINANCIAL STATEMENTS TO REPORTED BASIS

IBRD’s Condensed Current Value Balance Sheet at June 30, 2005 is presented, with a reconciliation to the reported basis, in Table 20 below. Similarly, IBRD’s Condensed Current Value Statement of Income for the year ended June 30, 2005 is presented, with a reconciliation to the reported basis, in Table 21.

Table 20: Condensed Current Value Balance Sheet at June 30, 2005

In millions of U.S. dollars

	June 30, 2005
	Reported Basis	Reversal of FAS 133 Effects	Current Value Adjustments	Current Value Basis
Due from Banks	$1,177			$1,177
Investments	27,444			27,444
Loans Outstanding	104,401		$3,148	107,549
Less Accumulated Provision for Loan Losses and Deferred Loan Income	(3,491)			(3,491)
Swaps Receivable
Investments	9,735			9,735
Loans	89	$1	*	90
Borrowings	75,187	(3,715)	3,715	75,187
Other Asset/Liability	878	(139)	139	878
Other Assets	6,588		(400)	6,188
Total Assets	$222,008	$(3,853)	$6,602	$224,757

Borrowings	$101,297	$(1,346)	$5,740	$105,691
Swaps Payable
Investments	11,215			11,215
Loans	89	*		89
Borrowings	65,404	(368)	368	65,404
Other Asset/Liability	1,034	(152)	152	1,034
Other Liabilities	4,381			4,381
Total Liabilities	183,420	(1,866)	6,260	187,814
Paid in Capital Stock	11,483			11,483
Retained Earnings and Other Equity	27,105	(1,987)	342	25,460
Total Equity	38,588	(1,987)	342	36,943
Total Liabilities and Equity	$222,008	$(3,853)	$6,602	$224,757

* Indicates amounts less that $0.5 million.

Table 21: Condensed Current Value Statement of Income for the year ended June 30, 2005

In millions of U.S. dollars

	FY 2005 As Adjusted(a)
	Reported Comprehensive Basis	Adjustments to Current Value	Current Value Comprehensive Basis
Income from Loans	$4,155		$4,155
Income from Investments, net	627	$(3)	624
Other Income	271		271
Total Income	5,053	(3)	5,050

Borrowing Expenses	3,037		3,037
Administrative Expenses	1,194		1,194
Release of Provision for Losses on Loans and Guarantees	(502)	502
Other Expenses	4		4
Total Expenses	3,733	502	4,235
Operating Income	1,320	(505)	815
Board of Governors-Approved Transfers	(642)	—	(642)
Current Value Adjustments		(273)	(273)
Release of Provision for Losses on Loans and Guarantees—Current Value		502	502
Net unrealized gains (losses) on non-trading derivative instruments as required by FAS 133	2,511	(2,511)
Net Income (Loss)	$3,189	$(2,787)	$402

(a).       IBRD’s Statement of Income has been adjusted for prior years as a result of a change in accounting principle retrospectively applied (see Change in Accounting Principle for Board of Governors-approved Transfers—Section 7 and Notes to Financial Statements—Note P).

GLOSSARY OF TERMS

Asset-backed Securities: Asset-backed securities are instruments whose cash flow is based on the cash flows of a pool of underlying assets managed by a trust.

COSO: Committee of Sponsoring Organizations of the Treadway Commission.

Currency Swaps (including Currency Forward Contracts): Currency swaps are agreements between two parties to exchange cash flows denominated in different currencies at one or more certain times in the future. The cash flows are based on a predetermined formula reflecting rates of interest and an exchange of principal.

Duration: Duration provides an indication of the interest rate sensitivity of a fixed income security to changes in its underlying yield.

Equity-to-Loans Ratio: This ratio is the sum of usable capital plus the special and general reserves, cumulative translation adjustment (excluding amounts associated with applying the provisions of FAS 133) and the proposed transfer from unallocated net income to general reserves divided by the sum of loans outstanding, the present value of guarantees, net of the accumulated provision for losses on loans and guarantees and deferred loan income.

Failed Trades: Failed trades are securities transactions that do not settle on the contractual settlement date.

FAS 133: FAS 133 refers collectively to the Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended.

Forward Starting Swaps: A forward starting swap is an agreement under which the cash flow exchanges of the underlying interest rate swaps would begin to take effect from a specified future date.

Futures: Futures are contracts for delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Futures contracts are traded on U.S. and international regulated exchanges.

Government and Agency Obligations: These obligations include marketable bonds, notes and other obligations issued by governments.

Hedging: Hedging is a risk management technique of entering into offsetting commitments to eliminate or minimize the impact of adverse movements in value or cash flow of the underlying.

Interest Rate Swaps: Interest rate swaps are agreements involving the exchange of periodic interest payments of differing character, based on an underlying notional principal amount for a specified time.

LIBOR: London interbank offered rate.

Maintenance of Value: Agreements with members provide for the maintenance of the value, from the time of subscription, of certain restricted currencies. Additional payments to (or from) IBRD are required in the event the par value of the currency is reduced (or increased) to a significant extent, in the opinion of IBRD.

Net Disbursements: Loan disbursements net of repayments and prepayments.

New Loans: Loans for which the invitation to negotiate was issued on or after July 31, 1998.

Old Loans: Loans for which the invitation to negotiate was issued prior to July 31, 1998.

Options: Options are contracts that allow the holder of the option the right, but not the obligation, to purchase or sell a financial instrument at a specified price within a specified period of time from or to the seller of the option. The purchaser of an option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

Repurchase and Resale Agreements and Securities Loans: Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. The reverse of this transaction is called a resale agreement. A resale agreement involves the purchase of securities with a simultaneous agreement to sell back the same securities at a stated price on a stated date. Securities loans are contracts under which securities are lent for a specified period of time at a fixed price.

Return on Equity: This return is computed as net income divided by the average equity balance during the year.

Risk-bearing Capacity: The ability to absorb risks in the balance sheet while continuing normal operations without having to call on callable capital.

Short Sales: Short sales are sales of securities not held in the seller’s portfolio at the time of the sale. The seller must purchase the security at a later date and bears the risk that the market value of the security will move adversely between the time of the sale and the time the security must be delivered.

Statutory Lending Limit: Under IBRD’s Articles of Agreement, as applied, the total amount outstanding of loans, participations in loans, and callable guarantees may not exceed the sum of subscribed capital, reserves and surplus.

Time Deposits: Time deposits include certificates of deposit, bankers’ acceptances, and other obligations issued or unconditionally guaranteed by banks and other financial institutions.

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INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

FINANCIAL STATEMENTS AND INTERNAL CONTROL REPORTS

JUNE 30, 2006

MANAGEMENT’S REPORT REGARDING EFFECTIVENESS OF
INTERNAL CONTROLS OVER EXTERNAL FINANCIAL REPORTING

Management’s Report Regarding Effectiveness of
Internal Controls Over External Financial Reporting

August 7, 2006

The management of the International Bank for Reconstruction and Development (IBRD) is responsible for the preparation, integrity, and fair presentation of its published financial statements. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include amounts based on informed judgments and estimates made by management.

The financial statements have been audited by an independent accounting firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Executive Directors and committees of the Board. Management believes that all representations made to the independent auditors during their audit were valid and appropriate. The independent auditors’ report accompanies the audited financial statements.

Management is responsible for establishing and maintaining effective internal control over external financial reporting for financial presentations in conformity with accounting principles generally accepted in the United States of America. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal controls for external financial reporting, which are subject to scrutiny by management and the internal auditors, and are revised as considered necessary, support the integrity and reliability of the external financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

IBRD assessed its internal control over external financial reporting for financial presentations in conformity with accounting principles generally accepted in the United States of America as of June 30, 2006. This assessment was based on the criteria for effective internal control over external financial reporting described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IBRD maintained effective internal control over external financial reporting presented in conformity with accounting principles generally accepted in the United States of America as of June 30, 2006. The independent accounting firm that audited the financial statements has issued an attestation report on management’s assessment of IBRD’s internal control over external financial reporting.

The Board of Executive Directors of IBRD has appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of IBRD. The Audit Committee is comprised entirely of Executive Directors who are independent of IBRD’s management. The Audit Committee is responsible for recommending to the Board of Executive Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of IBRD in addition to reviewing IBRD’s reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over external financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

Paul Wolfowitz
President

Vincenzo La Via
Chief Financial Officer

Fayezul H. Choudhury	Charles A. McDonough
Vice President and Controller	Director, Accounting Department

REPORT OF INDEPENDENT ACCOUNTANTS ON
MANAGEMENT’S ASSERTION REGARDING EFFECTIVENESS OF
INTERNAL CONTROLS OVER EXTERNAL FINANCIAL REPORTING

INDEPENDENT ACCOUNTANTS’ REPORT

President and Board of Executive Directors
International Bank for Reconstruction and Development

We have examined management’s assertion, included in the accompanying Management’s Report Regarding Effectiveness of Internal Controls over External Financial Reporting, that the International Bank of Reconstruction and Development (“IBRD”) maintained effective internal control over external financial reporting presented in conformity with accounting principles generally accepted in the United States of America as of June 30. 2006, based on the criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO report”). Management is responsible for maintaining effective internal control over external financial reporting. Our responsibility is to express an opinion on management’s assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of internal control over financial reporting, testing, and evaluating the design and operating effectiveness of the internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of the inherent limitations of internal control over external financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the effectiveness of the internal control over external financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assertion that IBRD maintained effective internal control over external financial reporting presented in conformity with accounting principles generally accepted in the United States of America as of June 30, 2006, is fairly stated, in all material respects, based on the criteria established in the COSO report.

August 7, 2006

REPORT OF INDEPENDENT ACCOUNTANTS

INDEPENDENT AUDITORS’ REPORT

President and Board of Executive Directors
International Bank for Reconstruction and Development

We have audited the accompanying balance sheets of the International Bank for Reconstruction and Development (“IBRD”) as of June 30, 2006 and 2005, including the summary statement of loans and the statement of subscriptions to capital stock and voting power as of June 30, 2006, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for each of the three fiscal years in the period ended June 30, 2006. These financial statements are the responsibility of IBRD’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of IBRD as of June 30, 2006 and 2005, and the results of its operations and its cash flows for each of the three fiscal years in the period ended June 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes A and P to the financial statements, in the fourth quarter of the fiscal year ended June 30, 2006, IBRD changed its method of accounting for certain Board of Governors-approved transfers. In connection with this change, IBRD early adopted Statement of Financial Accounting Standards No. 154 and applied this change retrospectively to the 2005 and 2004 financial statements.

August 7, 2006

BALANCE SHEET

June 30, 2006 and June 30, 2005

Expressed in millions of U.S. dollars

	2006	2005
Assets

Due from Banks
Unrestricted currencies	$65	$505
Currencies subject to restrictions—Note B	693	672
	758	1,177

Investments—Trading—Notes C and G	25,672	26,733

Securities Purchased Under Resale Agreements—Note C	154	711

Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Subscribed Capital	1,766	1,836

Receivable from Currency and Interest Rate Swaps
Investments—Notes C and G	7,525	9,735
Member operations—Notes D and G	87	89
Borrowings—Notes E and G	70,036	75,187
Other Asset/Liability—Notes F and G	835	878
	78,483	85,889

Receivable to Maintain Value of Currency Holdings on Account of Subscribed Capital	40	72

Other Receivables
Receivable from investment securities traded—Note C	282	13
Accrued income on loans	1,287	1,081
	1,569	1,094
Loans Outstanding (see Summary Statement of Loans, Notes D and G)
Total loans	137,942	138,145
Less undisbursed balance	34,938	33,744
Loans outstanding	103,004	104,401
Less:
Accumulated provision for loan losses	2,296	3,009
Deferred loan income	487	482
Net loans outstanding	100,221	100,910

Other Assets
Unamortized issuance costs of borrowings	344	400
Prepaid pension cost—Note K	2,083	1,931
Premises and equipment (net)	651	719
Miscellaneous	585	536
	3,663	3,586
Total assets	$212,326	$222,008

	2006	2005
Liabilities

Borrowings—Notes E and G
Short-term	$7,280	$3,217
Medium- and long-term	88,555	98,080
	95,835	101,297

Payable for Currency and Interest Rate Swaps
Investments—Notes C and G	7,960	11,215
Member operations—Notes D and G	84	89
Borrowings—Notes E and G	65,819	65,404
Other Asset/Liability—Notes F and G	1,014	1,034
	74,877	77,742

Payable to Maintain Value of Currency Holdings on Account of Subscribed Capital	90	83

Other Liabilities
Payable for investment securities purchased—Note C	850	87
Accrued charges on borrowings	2,122	1,726
Payable for Board of Governors-approved transfers—Note H	276	805
Liabilities under other postretirement benefits plans—Note K	174	161
Accounts payable and miscellaneous liabilities—Notes D and K	1,628	1,519
	5,050	4,298
Total liabilities	175,852	183,420

Equity

Capital Stock (see Statement of Subscriptions to Capital Stock and Voting Power, Note B)
Authorized capital
(1,581,724 shares—June 30, 2006, and June 30, 2005)
Subscribed capital
(1,572,661 shares—June 30, 2006, and June 30, 2005)	189,718	189,718
Less uncalled portion of subscriptions	178,235	178,235
	11,483	11,483

Amounts to Maintain Value of Currency Holdings—Note B	52	46

Retained Earnings (see Statement of Changes in Retained Earnings, Note H)	24,782	27,171

Accumulated Other Comprehensive Income (Loss) —Note M	157	(112)

Total equity	36,474	38,588

Total liabilities and equity	$212,326	$222,008

The Notes to Financial Statements are an integral part of these Statements.

STATEMENT OF INCOME

For the fiscal years ended June 30, 2006, June 30, 2005 and June 30, 2004

Expressed in millions of U.S. dollars

	2006	2005 As adjusted (Note P)	2004 As adjusted (Note P)
Income
Loans—Note D
Interest	$4,791	$4,084	$4,328
Commitment charges	73	71	75
Investments—Trading—Note C
Interest	1,067	630	339
Net losses	(10)	(3)	(35)
Other—Notes I and J	267	271	235
Total income	6,188	5,053	4,942

Expenses
Borrowings—Note E
Interest	3,836	2,942	2,708
Amortization of issuance and other borrowing costs	105	95	81
Administrative—Notes I, J and K	1,055	1,021	934
Contributions to special programs—Note I	173	173	179
Release of provision for losses on loans and guarantees—Note D	(724)	(502)	(665)
Other	3	4	9
Total expenses	4,448	3,733	3,246
Net income before Board of Governors-approved transfers and net unrealized (losses) gains on non-trading derivative instruments, as required by FAS 133	1,740	1,320	1,696

Board of Governors-approved transfers—Notes H and P	(650)	(642)	(645)

Net unrealized (losses) gains on non-trading derivative instruments, as required by FAS 133—Note N	(3,479)	2,511	(4,100)

Net (loss) income	$(2,389)	$3,189	$(3,049)

The Notes to Financial Statements are an integral part of these Statements.

STATEMENT OF COMPREHENSIVE INCOME

For the fiscal years ended June 30, 2006, June 30, 2005 and June 30, 2004

Expressed in millions of U.S. dollars

	2006	2005 As Adjusted (Note P)	2004 As Adjusted (Note P)

Net (loss) income	$(2,389)	$3,189	$(3,049)

Other comprehensive income—Note M
Reclassification of FAS 133 transition adjustment to net income	(4)	(44)	(2)
Currency translation adjustments	273	(139)	333
Total other comprehensive income (loss)	269	(183)	331

Comprehensive (loss) income	$(2,120)	$3,006	$(2,718)

STATEMENT OF CHANGES IN RETAINED EARNINGS

For the fiscal years ended June 30, 2006, June 30, 2005 and June 30, 2004

Expressed in millions of U.S. dollars

	2006	2005 As Adjusted (Note P)	2004 As Adjusted (Note P)

Retained earnings at beginning of the fiscal year	$27,171	$23,982	$27,031
Net (loss) income for the fiscal year	(2,389)	3,189	(3,049)
Retained earnings at end of the fiscal year	$24,782	$27,171	$23,982

The Notes to Financial Statements are an integral part of these Statements.

STATEMENT OF CASH FLOWS

For the fiscal years ended June 30, 2006, June 30, 2005 and June 30, 2004

Expressed in millions of U.S. dollars

	2006	2005 As adjusted (Note P)	2004 As adjusted (Note P)
Cash flows from investing activities
Loans
Disbursements	$(11,836)	$(9,679)	$(10,024)
Principal repayments	11,556	12,171	13,903
Principal prepayments	2,068	2,682	4,614
Loan origination fees received	12	11	8
Net cash provided by investing activities	1,800	5,185	8,501

Cash flows from financing activities
Medium- and long-term borrowings
New issues	10,086	12,404	12,062
Retirements	(18,404)	(21,875)	(16,325)
Net short-term borrowings	3,904	13	(311)
Net currency and interest rate swaps—Borrowings	104	(698)	(1,109)
New capital subscriptions	—	—	1
Net maintenance of value settlements	98	98	83
Net cash used in financing activities	(4,212)	(10,058)	(5,599)

Cash flows from operating activities
Net (loss) income	(2,389)	3,189	(3,049)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities
Net unrealized losses (gains) on non-trading derivative instruments, as required by FAS 133	3,479	(2,511)	4,100
Depreciation and amortization	960	848	757
Release of provision for losses on loans and guarantees	(724)	(502)	(665)
Changes in:
Investments—Trading	1,114	4,735	(2,459)
Net investment securities traded/purchased—Trading	482	(142)	(863)
Net currency and interest rate swaps—Investments	(1,089)	(622)	(558)
Net securities purchased/sold under resale/repurchase agreements and payable for cash collateral received	558	129	(781)
Accrued income on loans	(204)	(160)	343
Miscellaneous assets	(72)	(56)	(136)
Payable for Board of Governors-approved transfers	(524)	(958)	228
Accrued charges on borrowings	394	261	(181)
Accounts payable and miscellaneous liabilities	(8)	45	(14)
Net cash provided by (used in) operating activities	1,977	4,256	(3,278)

Effect of exchange rate changes on unrestricted cash	(5)	(16)	255

Net decrease in unrestricted cash	(440)	(633)	(121)

Unrestricted cash at beginning of the fiscal year	505	1,138	1,259

Unrestricted cash at end of the fiscal year	$65	$505	$1,138

	2006	2005 As adjusted (Note P)	2004 As adjusted (Note P)
Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$344	$(78)	$1,778
Investments—Trading	53	322	771
Borrowings	(1,623)	1,378	4,095
Currency and interest rate swaps—Investments	(44)	(294)	(805)
Currency and interest rate swaps—Borrowings	1,838	(1,435)	(2,866)

Capitalized loan origination fees included in total loans	47	43	85

The Notes to Financial Statements are an integral part of these Statements.

SUMMARY STATEMENT OF LOANS

June 30, 2006

Expressed in millions of U.S. dollars

Borrower or guarantor	Total loans	Loans approved but not yet effective(a)	Undisbursed balance of effective loans(b)	Loans outstanding	Percentage of total loans outstanding
Algeria	$170	$—	$49	$121	0.12%
Argentina	8,722	1,208	899	6,615	6.42
Armenia	6	—	—	6	0.01
Azerbaijan	248	200	48	*	*
Barbados	18	—	4	14	0.01
Belarus	114	50	10	54	0.05
Belize	33	—	—	33	0.03
Bolivia	15	—	15	*	*
Bosnia and Herzegovina	475	—	—	475	0.46
Botswana	2	—	—	2	*
Brazil	12,294	1,202	1,577	9,515	9.24
Bulgaria	1,389	—	110	1,279	1.24
Cameroon	73	—	—	73	0.07
Chad	33	—	—	33	0.03
Chile	466	—	141	325	0.32
China	16,432	974	4,237	11,221	10.89
Colombia	4,821	80	766	3,975	3.86
Costa Rica	130	60	14	56	0.05
Côte d’Ivoire	448	—	—	448	0.43
Croatia	1,450	62	386	1,002	0.97
Cyprus	1	—	—	1	*
Czech Republic	19	—	—	19	0.02
Dominica	4	—	—	4	*
Dominican Republic	667	175	96	396	0.38
Ecuador	950	150	24	776	0.75
Egypt, Arab Republic of	1,778	780	489	509	0.49
El Salvador	828	250	147	431	0.42
Estonia	37	—	—	37	0.04
Fiji	5	—	—	5	0.01
Gabon	64	40	1	23	0.02
Grenada	22	—	12	10	0.01
Guatemala	850	79	189	582	0.56
Hungary	163	—	9	154	0.15
India	9,928	616	3,660	5,652	5.49
Indonesia	8,589	—	1,038	7,551	7.33
Iran, Islamic Republic of	1,487	—	1,081	406	0.39
Jamaica	464	—	64	400	0.39
Jordan	1,048	—	140	908	0.88
Kazakhstan	881	54	260	567	0.55
Korea, Republic of	2,852	—	—	2,852	2.77
Latvia	106	—	*	106	0.1
Lebanon	558	—	193	365	0.35
Lesotho	25	—	14	11	0.01
Liberia	150	—	—	150	0.15
Lithuania	89	—	11	78	0.08
Macedonia, former Yugoslav Republic of	354	13	91	250	0.24
Malaysia	486	—	—	486	0.47
Mauritius	68	—	4	64	0.06
Mexico	10,990	766	1,051	9,173	8.91
Moldova	157	—	—	157	0.15
Morocco	2,750	187	371	2,192	2.13
Nigeria	632	—	—	632	0.61
Pakistan	2,598	—	351	2,247	2.18
Panama	249	—	53	196	0.19
Papua New Guinea	275	—	28	247	0.24

Borrower or guarantor	Total loans	Loans approved but not yet effective(a)	Undisbursed balance of effective loans(b)	Loans outstanding	Percentage of total loans outstanding
Paraguay	$297	$45	$29	$223	0.22%
Peru	3,071	75	271	2,725	2.65
Philippines	3,674	411	472	2,791	2.71
Poland	2,176	188	166	1,822	1.77
Romania	3,719	59	1,190	2,470	2.4
Russian Federation	6,187	50	1,281	4,856	4.71
St. Kitts and Nevis	22	—	8	14	0.01
St. Lucia	28	—	18	10	0.01
St. Vincent and the Grenadines	12	—	9	3	*
Serbia and Montenegro(e)	2,571	—	—	2,571	2.5
Seychelles	2	—	—	2	*
Slovak Republic	365	—	52	313	0.3
Slovenia	48	—	—	48	0.05
South Africa	37	—	7	30	0.03
Swaziland	23	—	—	23	0.02
Thailand	381	—	28	353	0.34
Trinidad and Tobago	68	—	17	51	0.05
Tunisia	2,081	77	416	1,588	1.54
Turkey	10,522	1,081	3,209	6,232	6.05
Turkmenistan	28	—	—	28	0.03
Ukraine	3,246	150	713	2,383	2.31
Uruguay	922	—	232	690	0.67
Uzbekistan	388	—	75	313	0.3
Venezuela, República Bolivariana de	88	—	30	58	0.06
Zimbabwe	443	—	*	442	0.43

Subtotal(f)	$137,862	$9,082	$25,856	$102,924	99.92
Caribbean Development Bank(c)	*	—	—	*	*
International Finance Corporation(d)	80	—	—	80	0.08

Total—June 30, 2006	$137,942	$9,082	$25,856	$103,004	100.00%

Total—June 30, 2005	$138,145	$9,822	$23,922	$104,401

*Indicates amount less than $0.5 million or less than 0.005 percent.

NOTES

(a).          Loans totaling $5,593 million ($7,345 million—June 30, 2005) have been approved by IBRD, but the related agreements have not been signed. Loan agreements totaling $3,489 million ($2,477 million—June 30, 2005) have been signed, but the loans do not become effective and disbursements thereunder do not start until the borrowers and guarantors, if any, take certain actions and furnish certain documents to IBRD.

(b).         Of the undisbursed balance, IBRD has entered into irrevocable commitments to disburse $387 million ($466 million—June 30, 2005).

(c).          These loans are for the benefit of The Bahamas, Barbados, Grenada, Guyana, Jamaica, Trinidad and Tobago, and territories of the United Kingdom (Associated States and Dependencies) in the Caribbean Region, that are severally liable as guarantors to the extent of sub-loans made in their territories.

(d).         Loans outstanding to the International Finance Corporation have a weighted average interest rate of 4.89% and a weighted average maturity of 5.51 years. These loans are not eligible for IBRD’s interest waivers.

(e).          Montenegro declared independance from Serbia on June 3, 2006 (Note B).

(f).            May differ from the sum of individual figures shown due to rounding.

The Notes to Financial Statements are an integral part of these Statements.

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STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER

June 30, 2006

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total	Total amounts	Amounts paid in(a)	Amounts subject to call(a),(c)	Number of votes	Percentage of total
Afghanistan	300	0.02%	$36.2	$3.6	$32.6	550	0.03%
Albania	830	0.05	100.1	3.6	96.5	1,080	0.07
Algeria	9,252	0.59	1,116.1	67.1	1,049.0	9,502	0.59
Angola	2,676	0.17	322.8	17.5	305.4	2,926	0.18
Antigua and Barbuda	520	0.03	62.7	1.3	61.5	770	0.05
Argentina	17,911	1.14	2,160.7	132.2	2,028.4	18,161	1.12
Armenia	1,139	0.07	137.4	5.9	131.5	1,389	0.09
Australia	24,464	1.56	2,951.2	181.8	2,769.5	24,714	1.53
Austria	11,063	0.70	1,334.6	80.7	1,253.9	11,313	0.70
Azerbaijan	1,646	0.10	198.6	9.7	188.8	1,896	0.12
Bahamas, The	1,071	0.07	129.2	5.4	123.8	1,321	0.08
Bahrain	1,103	0.07	133.1	5.7	127.4	1,353	0.08
Bangladesh	4,854	0.31	585.6	33.9	551.6	5,104	0.32
Barbados	948	0.06	114.4	4.5	109.9	1,198	0.07
Belarus	3,323	0.21	400.9	22.3	378.5	3,573	0.22
Belgium	28,983	1.84	3,496.4	215.8	3,280.6	29,233	1.81
Belize	586	0.04	70.7	1.8	68.9	836	0.05
Benin	868	0.06	104.7	3.9	100.8	1,118	0.07
Bhutan	479	0.03	57.8	1.0	56.8	729	0.05
Bolivia	1,785	0.11	215.3	10.8	204.5	2,035	0.13
Bosnia and Herzegovina	549	0.03	66.2	5.8	60.4	799	0.05
Botswana	615	0.04	74.2	2.0	72.2	865	0.05
Brazil	33,287	2.12	4,015.6	245.5	3,770.1	33,537	2.07
Brunei Darussalam	2,373	0.15	286.3	15.2	271.1	2,623	0.16
Bulgaria	5,215	0.33	629.1	36.5	592.6	5,465	0.34
Burkina Faso	868	0.06	104.7	3.9	100.8	1,118	0.07
Burundi	716	0.05	86.4	3.0	83.4	966	0.06
Cambodia	214	0.01	25.8	2.6	23.2	464	0.03
Cameroon	1,527	0.10	184.2	9.0	175.2	1,777	0.11
Canada	44,795	2.85	5,403.8	334.9	5,068.9	45,045	2.78
Cape Verde	508	0.03	61.3	1.2	60.1	758	0.05
Central African Republic	862	0.05	104.0	3.9	100.1	1,112	0.07
Chad	862	0.05	104.0	3.9	100.1	1,112	0.07
Chile	6,931	0.44	836.1	49.6	786.6	7,181	0.44
China	44,799	2.85	5,404.3	335.0	5,069.3	45,049	2.78
Colombia	6,352	0.40	766.3	45.2	721.1	6,602	0.41
Comoros	282	0.02	34.0	0.3	33.7	532	0.03
Congo, Democratic Republic of	2,643	0.17	318.8	25.4	293.5	2,893	0.18
Congo, Republic of	927	0.06	111.8	4.3	107.5	1,177	0.07
Costa Rica	233	0.01	28.1	1.9	26.2	483	0.03
Côte d’Ivoire	2,516	0.16	303.5	16.4	287.1	2,766	0.17
Croatia	2,293	0.15	276.6	17.3	259.3	2,543	0.16
Cyprus	1,461	0.09	176.2	8.4	167.9	1,711	0.11
Czech Republic	6,308	0.40	761.0	45.9	715.0	6,558	0.41
Denmark	13,451	0.86	1,622.7	97.8	1,524.9	13,701	0.85
Djibouti	559	0.04	67.4	1.6	65.9	809	0.05
Dominica	504	0.03	60.8	1.1	59.7	754	0.05
Dominican Republic	2,092	0.13	252.4	13.1	239.3	2,342	0.14
Ecuador	2,771	0.18	334.3	18.2	316.1	3,021	0.19
Egypt, Arab Republic of	7,108	0.45	857.5	50.9	806.6	7,358	0.45

	Subscriptions					Voting Power
Member	Shares	Percentage of total	Total amounts	Amounts paid in(a)	Amounts subject to call(a),(c)	Number of votes	Percentage of total
El Salvador	141	0.01%	$17.0	$1.7	$15.3	391	0.02%
Equatorial Guinea	715	0.05	86.3	2.7	83.5	965	0.06
Eritrea	593	0.04	71.5	1.8	69.7	843	0.05
Estonia	923	0.06	111.3	4.3	107.1	1,173	0.07
Ethiopia	978	0.06	118.0	4.7	113.3	1,228	0.08
Fiji	987	0.06	119.1	4.8	114.3	1,237	0.08
Finland	8,560	0.54	1,032.6	61.9	970.8	8,810	0.54
France	69,397	4.41	8,371.7	520.4	7,851.3	69,647	4.30
Gabon	987	0.06	119.1	5.1	113.9	1,237	0.08
Gambia, The	543	0.03	65.5	1.5	64.0	793	0.05
Georgia	1,584	0.10	191.1	9.3	181.8	1,834	0.11
Germany	72,399	4.60	8,733.9	542.9	8,190.9	72,649	4.49
Ghana	1,525	0.10	184.0	12.7	171.2	1,775	0.11
Greece	1,684	0.11	203.1	14.1	189.1	1,934	0.12
Grenada	531	0.03	64.1	1.4	62.7	781	0.05
Guatemala	2,001	0.13	241.4	12.4	229.0	2,251	0.14
Guinea	1,292	0.08	155.9	7.1	148.8	1,542	0.10
Guinea-Bissau	540	0.03	65.1	1.4	63.7	790	0.05
Guyana	1,058	0.07	127.6	5.3	122.3	1,308	0.08
Haiti	1,067	0.07	128.7	5.4	123.3	1,317	0.08
Honduras	641	0.04	77.3	2.3	75.0	891	0.06
Hungary	8,050	0.51	971.1	58.0	913.1	8,300	0.51
Iceland	1,258	0.08	151.8	6.8	144.9	1,508	0.09
India	44,795	2.85	5,403.8	333.7	5,070.1	45,045	2.78
Indonesia	14,981	0.95	1,807.2	110.3	1,697.0	15,231	0.94
Iran, Islamic Republic of	23,686	1.51	2,857.4	175.8	2,681.5	23,936	1.48
Iraq	2,808	0.18	338.7	27.1	311.6	3,058	0.19
Ireland	5,271	0.34	635.9	37.1	598.8	5,521	0.34
Israel	4,750	0.30	573.0	33.2	539.8	5,000	0.31
Italy	44,795	2.85	5,403.8	334.8	5,069.0	45,045	2.78
Jamaica	2,578	0.16	311.0	16.8	294.2	2,828	0.17
Japan	127,000	8.08	15,320.6	944.0	14,376.7	127,250	7.86
Jordan	1,388	0.09	167.4	7.8	159.6	1,638	0.10
Kazakhstan	2,985	0.19	360.1	19.8	340.3	3,235	0.20
Kenya	2,461	0.16	296.9	15.9	281.0	2,711	0.17
Kiribati	465	0.03	56.1	0.9	55.2	715	0.04
Korea, Republic of	15,817	1.01	1,908.1	114.5	1,793.5	16,067	0.99
Kuwait	13,280	0.84	1,602.0	97.4	1,504.6	13,530	0.84
Kyrgyz Republic	1,107	0.07	133.5	5.7	127.9	1,357	0.08
Lao People’s Democratic Republic	178	0.01	21.5	1.5	20.0	428	0.03
Latvia	1,384	0.09	167.0	7.8	159.2	1,634	0.10
Lebanon	340	0.02	41.0	1.1	39.9	590	0.04
Lesotho	663	0.04	80.0	2.3	77.6	913	0.06
Liberia	463	0.03	55.9	2.6	53.3	713	0.04
Libya	7,840	0.50	945.8	57.0	888.8	8,090	0.50
Lithuania	1,507	0.10	181.8	8.7	173.1	1,757	0.11
Luxembourg	1,652	0.11	199.3	9.8	189.5	1,902	0.12
Macedonia, former Yugoslav Republic of	427	0.03	51.5	3.2	48.3	677	0.04
Madagascar	1,422	0.09	171.5	8.1	163.5	1,672	0.10
Malawi	1,094	0.07	132.0	5.6	126.4	1,344	0.08

	Subscriptions					Voting Power
Member	Shares	Percentage of total	Total amounts	Amounts paid in(a)	Amounts subject to call(a),(c)	Number of votes	Percentage of total
Malaysia	8,244	0.52%	$994.5	$59.5	$935.0	8,494	0.52%
Maldives	469	0.03	56.6	0.9	55.7	719	0.04
Mali	1,162	0.07	140.2	6.1	134.1	1,412	0.09
Malta	1,074	0.07	129.6	5.4	124.1	1,324	0.08
Marshall Islands	469	0.03	56.6	0.9	55.7	719	0.04
Mauritania	900	0.06	108.6	4.1	104.4	1,150	0.07
Mauritius	1,242	0.08	149.8	6.7	143.1	1,492	0.09
Mexico	18,804	1.20	2,268.4	139.0	2,129.4	19,054	1.18
Micronesia, Federated States of	479	0.03	57.8	1.0	56.8	729	0.05
Moldova	1,368	0.09	165.0	7.6	157.4	1,618	0.10
Mongolia	466	0.03	56.2	2.3	53.9	716	0.04
Morocco	4,973	0.32	599.9	34.8	565.1	5,223	0.32
Mozambique	930	0.06	112.2	4.8	107.4	1,180	0.07
Myanmar	2,484	0.16	299.7	16.1	283.6	2,734	0.17
Namibia	1,523	0.10	183.7	8.8	174.9	1,773	0.11
Nepal	968	0.06	116.8	4.6	112.1	1,218	0.08
Netherlands	35,503	2.26	4,282.9	264.8	4,018.1	35,753	2.21
New Zealand	7,236	0.46	872.9	51.9	821.0	7,486	0.46
Nicaragua	608	0.04	73.3	2.1	71.3	858	0.05
Niger	852	0.05	102.8	3.8	99.0	1,102	0.07
Nigeria	12,655	0.80	1,526.6	92.7	1,433.9	12,905	0.80
Norway	9,982	0.63	1,204.2	72.6	1,131.6	10,232	0.63
Oman	1,561	0.10	188.3	9.1	179.2	1,811	0.11
Pakistan	9,339	0.59	1,126.6	67.8	1,058.9	9,589	0.59
Palau	16	*	1.9	0.2	1.8	266	0.02
Panama	385	0.02	46.4	3.2	43.2	635	0.04
Papua New Guinea	1,294	0.08	156.1	7.1	149.0	1,544	0.10
Paraguay	1,229	0.08	148.3	6.6	141.6	1,479	0.09
Peru	5,331	0.34	643.1	37.5	605.6	5,581	0.34
Philippines	6,844	0.44	825.6	48.9	776.7	7,094	0.44
Poland	10,908	0.69	1,315.9	79.6	1,236.3	11,158	0.69
Portugal	5,460	0.35	658.7	38.5	620.2	5,710	0.35
Qatar	1,096	0.07	132.2	9.0	123.3	1,346	0.08
Romania	4,011	0.26	483.9	30.5	453.4	4,261	0.26
Russian Federation	44,795	2.85	5,403.8	333.9	5,070.0	45,045	2.78
Rwanda	1,046	0.07	126.2	5.2	120.9	1,296	0.08
St. Kitts and Nevis	275	0.02	33.2	0.3	32.9	525	0.03
St. Lucia	552	0.04	66.6	1.5	65.1	802	0.05
St. Vincent and the Grenadines	278	0.02	33.5	0.3	33.2	528	0.03
Samoa	531	0.03	64.1	1.4	62.7	781	0.05
San Marino	595	0.04	71.8	2.5	69.3	845	0.05
São Tomé and Principe	495	0.03	59.7	1.1	58.6	745	0.05
Saudi Arabia	44,795	2.85	5,403.8	335.0	5,068.9	45,045	2.78
Senegal	2,072	0.13	250.0	13.0	237.0	2,322	0.14
Serbia and Montenegro[b]	2,846	0.18	343.3	21.5	321.9	3,096	0.19

	Subscriptions					Voting Power
Member	Shares	Percentage of total	Total amounts	Amounts paid in(a)	Amounts subject to call(a),(c)	Number of votes	Percentage of total
Seychelles	263	0.02%	$31.7	$0.2	$31.6	513	0.03%
Sierra Leone	718	0.05	86.6	3.0	83.6	968	0.06
Singapore	320	0.02	38.6	3.9	34.7	570	0.04
Slovak Republic	3,216	0.20	388.0	23.0	365.0	3,466	0.21
Slovenia	1,261	0.08	152.1	9.5	142.6	1,511	0.09
Solomon Islands	513	0.03	61.9	1.2	60.7	763	0.05
Somalia	552	0.04	66.6	3.3	63.3	802	0.05
South Africa	13,462	0.86	1,624.0	98.8	1,525.2	13,712	0.85
Spain	27,997	1.78	3,377.4	206.8	3,170.6	28,247	1.75
Sri Lanka	3,817	0.24	460.5	26.1	434.3	4,067	0.25
Sudan	850	0.05	102.5	7.2	95.3	1,100	0.07
Suriname	412	0.03	49.7	2.0	47.7	662	0.04
Swaziland	440	0.03	53.1	2.0	51.1	690	0.04
Sweden	14,974	0.95	1,806.4	110.2	1,696.2	15,224	0.94
Switzerland	26,606	1.69	3,209.6	197.2	3,012.4	26,856	1.66
Syrian Arab Republic	2,202	0.14	265.6	14.0	251.7	2,452	0.15
Tajikistan	1,060	0.07	127.9	5.3	122.5	1,310	0.08
Tanzania	1,295	0.08	156.2	10.0	146.2	1,545	0.10
Thailand	6,349	0.40	765.9	45.2	720.7	6,599	0.41
Timor-Leste	517	0.03	62.4	1.9	60.4	767	0.05
Togo	1,105	0.07	133.3	5.7	127.6	1,355	0.08
Tonga	494	0.03	59.6	1.1	58.5	744	0.05
Trinidad and Tobago	2,664	0.17	321.4	17.6	303.7	2,914	0.18
Tunisia	719	0.05	86.7	5.7	81.1	969	0.06
Turkey	8,328	0.53	1,004.6	59.8	944.8	8,578	0.53
Turkmenistan	526	0.03	63.5	2.9	60.5	776	0.05
Uganda	617	0.04	74.4	4.4	70.1	867	0.05
Ukraine	10,908	0.69	1,315.9	79.3	1,236.6	11,158	0.69
United Arab Emirates	2,385	0.15	287.7	22.6	265.1	2,635	0.16
United Kingdom	69,397	4.41	8,371.7	539.5	7,832.2	69,647	4.30
United States	264,969	16.85	31,964.5	1,998.4	29,966.2	265,219	16.39
Uruguay	2,812	0.18	339.2	18.6	320.7	3,062	0.19
Uzbekistan	2,493	0.16	300.7	16.1	284.7	2,743	0.17
Vanuatu	586	0.04	70.7	1.8	68.9	836	0.05
Venezuela, República Bolivariana de	20,361	1.29	2,456.2	150.8	2,305.5	20,611	1.27
Vietnam	968	0.06	116.8	8.1	108.7	1,218	0.08
Yemen, Republic of	2,212	0.14	266.8	14.0	252.8	2,462	0.15
Zambia	2,810	0.18	339.0	20.0	319.0	3,060	0.19
Zimbabwe	3,325	0.21	401.1	22.4	378.7	3,575	0.22
Total—June 30, 2006[c]	1,572,661	100.00%	$189,718	$11,483	$178,235	1,618,661	100.00%
Total—June 30, 2005	1,572,661		$189,718	$11,483	$178,235	1,618,661

* Indicates amounts less than 0.005 percent.

NOTES

(a).       See Notes to Financial Statements—Note B.

(b).       Montenegro declared independence from Serbia on June 3, 2006 (Note B).

(c).        May differ from the sum of individual figures shown due to rounding.

The Notes to Financial Statements are an integral part of these Statements.

NOTES TO FINANCIAL STATEMENTS

PURPOSE AND AFFILIATED ORGANIZATIONS

The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote sustainable economic development and reduce poverty in its member countries, primarily by providing loans, guarantees and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association (IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA).  Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations.  Transactions with these affiliates are disclosed in the notes that follow. IDA’s main goal is to reduce poverty through promoting sustainable economic development in the less developed areas of the world included in IDA’s membership by providing a combination of grants and financing on concessionary terms. IFC’s purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises without a member’s guarantee. MIGA was established to encourage the flow of investments for productive purposes between member countries and, in particular, to developing member countries by providing guarantees against noncommercial risks for foreign investment in its developing member countries.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

IBRD’s financial statements are prepared in conformity with the accounting principles generally accepted in the United States of America (U.S. GAAP).  Effective July 1, 2005, IBRD  ceased preparing financial statements in accordance with International Financial Reporting Standards (IFRS).  This action was taken in order to allow IBRD to evaluate the Amendment to International Accounting Standard No. 39, Financial Instruments: Recognition and Measurement, The Fair Value Option, issued in June 2005, and in particular, to examine whether refinements to its loan valuation model would permit application of the fair value option to such financial assets.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been used in the valuation of certain financial instruments, the determination of the adequacy of the accumulated provision for losses on loans and guarantees, the determination of net periodic income from pension and other postretirement benefits plans, and the present value of benefit obligations.

Certain reclassifications of the prior years’ information have been made to conform with the current year’s presentation.

On August 7, 2006, the Executive Directors approved these financial statements for issue.

Translation of Currencies: IBRD’s financial statements are expressed in terms of U.S. dollars solely for the purpose of summarizing IBRD’s financial position and the results of its operations for the convenience of its members and other interested parties.

IBRD is an international organization which conducts its operations in the currencies of all of its members. IBRD’s resources are derived from its capital, borrowings, and accumulated earnings in those various currencies. IBRD has a number of general policies aimed at minimizing exchange rate risk in a multicurrency environment. IBRD matches its borrowing obligations in any one currency (after swaps) with assets in the same currency, as prescribed by its Articles of Agreement. In addition, IBRD periodically undertakes currency conversions to more closely match the currencies underlying its Equity with those of the net loans outstanding.

Assets and liabilities are translated at market exchange rates in effect at the end of the period. Income and expenses are translated at either the market exchange rates in effect on the dates on which they are recognized or at an average of the market exchange rates in effect during each month. Translation adjustments are charged or credited to Accumulated Other Comprehensive Income.

Valuation of Capital Stock: In the Articles of Agreement, the capital stock of IBRD is expressed in terms of “U.S. dollars of the weight and fineness in effect on July 1, 1944” (1944 dollars). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating

1944 dollars into current dollars or into any other currency disappeared. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words “U.S. dollars of the weight and fineness in effect on July 1, 1944” in Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR (1974 SDR).

Maintenance of Value: Article II, Section 9 of the Articles of Agreement provides for maintenance of the value (MOV), at the time of subscription, of restricted currencies (see Note B). Maintenance of value amounts are determined by measuring the foreign exchange value of a member’s currency against the standard of value of IBRD capital based on the 1974 SDR. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose currencies appreciate significantly in terms of the standard of value.

The net MOV amounts relating to restricted currencies out on loan, invested, swapped, or loaned to the member by IBRD or through IFC, and amounts that have been reclassified from receivables for those countries that have been in arrears for two years or more, are included as a component of equity under Amounts to Maintain Value of Currency Holdings. For restricted currencies used in IBRD’s lending and investing operations, these MOV amounts are shown as a component of Equity since MOV becomes effective only as such currencies are repaid to IBRD.

Transfers Approved by the Board of Governors: In accordance with IBRD’s Articles of Agreement, the Board of Governors may exercise its reserved power to approve transfers to other entities for development purposes.  These transfers, referred to as “Board of Governors-approved transfers”, are reported as expenses on the Statement of Income in the year of approval (See Note P).  The transfers may be funded from prior year’s Unallocated Net Income or Surplus.  If the transfer is funded from Surplus, there is a concurrent transfer from Surplus to the current year’s Unallocated Net Income (Loss) within Retained Earnings in an amount equivalent to the expense recognized.

Retained Earnings: Retained Earnings consists of allocated amounts (Special Reserve, General Reserve, Pension Reserve, Surplus and Cumulative FAS 133 Adjustments) and Unallocated Net Income.

The Special Reserve consists of loan commissions set aside pursuant to Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments— Trading, and comprise obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD’s operations.

The Pension Reserve consists of the difference between the cumulative actual funding of the Staff Retirement Plan (SRP) and other postretirement benefits plans, and the cumulative accounting income or expense for these plans, from prior fiscal years. This Pension Reserve is reduced when pension accounting expenses exceed the actual funding of these plans.

Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition or the conditions of transfer for specified uses have been met.

The Cumulative FAS 133 Adjustments consist of the effects associated with the application of FAS 133(a) from prior years.  At June 30, 2006, this amount includes the one-time cumulative effect of the adoption of FAS 133 on July 1, 2000, the reclassification and amortization of the transition adjustments for prior fiscal years, and the unrealized gains or losses on certain derivative instruments, as defined by FAS 133, for prior fiscal years.

Unallocated Net Income (Loss) consists of the current fiscal year’s net income (loss) adjusted for Board of Governors-approved transfers, and the equivalent amount for transfers funded from Surplus.

Loans: All of IBRD’s loans are made to or guaranteed by members, except loans to IFC. The majority of IBRD’s loans have repayment obligations based on specific currencies.  IBRD also holds multicurrency loans which have repayment obligations in various currencies determined on the basis of a currency pooling system.

Any loan origination fees incorporated in a loan’s terms are deferred and recognized over the life of the

(a).       For the purpose of this document, FAS 133 refers to the Statement of Financial Accounting Standards (FAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended.

loan as an adjustment of yield. However, incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered insignificant.  The unamortized balance of loan origination fees is included as a reduction of Loans Outstanding on the balance sheet, and the loan origination fee amortization is included in Interest under Income from Loans on the income statement.

It is IBRD’s practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans.  In exceptional cases, however, such as when implementation of a financed project has been delayed, the loan amortization schedule may be modified to avoid substantial repayments prior to project completion.

In addition, during fiscal years 1996 and 2002, exceptions were made to that practice with regard to Bosnia and Herzegovina (BiH) and Serbia and Montenegro (SaM), formerly the Federal Republic of Yugoslavia, respectively, in connection with their succession to membership of the former Socialist Federal Republic of Yugoslavia (SFRY).  One component of the financial assistance packages for BiH and SaM was a plan for the clearance of arrears under all loans to the former SFRY for which they undertook responsibility.  Under the arrears clearance plans, the accumulated arrears on loans to the former SFRY which were assumed by BiH and SaM were cleared through the issuance of new loans extended by IBRD.  IBRD’s treatment of BiH and SaM was based on criteria approved by the Executive Directors in connection with the financial assistance package for BiH in fiscal year 1996. These criteria limit eligibility for such treatment to a country: (a) that has emerged from a current or former member of IBRD; (b) that is assuming responsibility for a share of the debt of such member; (c) that, because of a major armed conflict in its territory involving extensive destruction of physical assets, has limited creditworthiness for servicing the debt it is assuming; and (d) for which rescheduling/refinancing would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken.  This treatment was based on a precedent established in 1975 after Bangladesh became independent from Pakistan.  IBRD does not believe that any other borrowers with loans in nonaccrual status currently meet these eligibility criteria.

It is the policy of IBRD to place in nonaccrual status all loans made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such loan are overdue by more than six months, unless IBRD management determines that the overdue amount will be collected in the immediate future. In addition, if development credits made by IDA to a member government are placed in nonaccrual status, all loans made to or guaranteed by that member government will also be placed in nonaccrual status by IBRD. On the date a member’s loans are placed into nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance, the member’s loans may not automatically emerge from nonaccrual status, even though the member’s eligibility for new loans may have been restored. In such instances, a decision on the restoration of accrual status is made on a case-by-case basis after a suitable period of payment performance has passed from the time of arrears clearance.

Guarantees: IBRD generally provides guarantees of loans undertaken for, or securities issued in support of, projects located within a member country eligible for IBRD loans, as well as loans undertaken or securities issued by entities eligible for IBRD development policy lending.  These financial guarantees are commitments issued by IBRD to guarantee payment performance by a borrower to a third party.

Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred, and called when a guaranteed party demands payment under the guarantee.  IBRD would be required to perform under its guarantees if the payments guaranteed were not made by the debtor and the guaranteed party called the guarantee by demanding payment from IBRD in accordance with the terms of the guarantee.  In the event that a guarantee is called, IBRD has the contractual right to require payment from the member country that has provided the counter guarantee to IBRD on demand, or as IBRD may otherwise direct.

For guarantees issued or modified after December 31, 2002, in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others,  IBRD records the fair value of the obligation to stand ready, and a corresponding asset in the financial statements.

Guarantee fee income received is deferred and amortized over the life of the guarantee.

IBRD records a contingent liability for the probable losses related to guarantees outstanding.  This provision, as well as the unamortized balance of the deferred guarantee fee income, and the unamortized balance of the obligation to stand ready, are included in Accounts Payable and Miscellaneous Liabilities on the balance sheet.

Accumulated Provision for Losses on Loans and Guarantees: Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or loan charges.  These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related loan’s contractual terms and the present value of its expected future cash flows.  IBRD has not written off any of its loans.

Management determines the appropriate level of accumulated provisions for losses on loans and guarantees.  IBRD’s accumulated provision for losses on loans and guarantees reflects the probable losses inherent in its nonaccrual and accrual portfolios.  There are several steps required to determine the appropriate level of provisions for each portfolio.  First, the total loan portfolio is segregated into the accrual and nonaccrual portfolios.  In both portfolios, the exposure for each country (defined as loans outstanding plus the present value of guarantees) is then assigned a credit risk rating.  With respect to countries with loans in the accrual portfolio, these loans are grouped according to the assigned borrower risk rating.  Each risk rating is mapped to an expected default frequency using IBRD’s credit migration matrix.  The provision required is calculated by multiplying the outstanding exposure, by the expected default frequency (probability of default to IBRD) and by the assumed severity of the loss given default.

The determination of borrowers’ ratings is based on both quantitative and qualitative analyses of various factors.  IBRD periodically reviews these factors and reassesses the adequacy of the accumulated provision for losses on loans and guarantees accordingly.  Adjustments to the accumulated provision are recorded as a charge or addition to income.

Statement of Cash Flows:  For the purpose of IBRD’s Statement of Cash Flows, cash is defined as the amount of unrestricted currencies Due from Banks.

Investments: Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments.  At June 30, 2006 and June 30, 2005, all investment securities were held in a trading portfolio.  Investment securities and related financial instruments held in IBRD’s trading portfolio are carried and reported at fair value.  The first-in first-out (FIFO) method is used to determine the cost of securities sold in computing the realized gains and losses on these instruments. Unrealized gains and losses for investment securities and related financial instruments held in the trading portfolio are included in income. Derivative instruments are used in liquidity management to take advantage of profitable trading opportunities.  These derivatives are carried at fair value. From time to time, IBRD enters into forward contracts for the sale or purchase of investment securities; these transactions are recorded at the time of commitment.

Securities Purchased Under Resale Agreements and Securities Sold Under Repurchase Agreements and Payable for Cash Collateral Received: Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are recorded at historical cost. IBRD receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions.  The securities transferred to IBRD under the repurchase and security lending arrangements and the securities transferred to counterparties under the resale agreements have not met the accounting criteria for treatment as a sale. Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on IBRD’s balance sheet, and securities received under resale agreements are not recorded on IBRD’s balance sheet.

Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Subscribed Capital: Payments on these instruments are due to IBRD upon demand and are held in bank accounts which bear IBRD’s name.  Accordingly, these instruments are carried and reported at face value as assets on the balance sheet.

Premises and Equipment: Premises and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. IBRD computes depreciation and amortization using the straight-line method over the estimated useful lives of the owned assets, which range between two and fifty years.  For leasehold improvements, depreciation and amortization is computed over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement.

Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized over the estimated useful life.

Borrowings: To ensure funds are available for lending and liquidity purposes, IBRD borrows in the worldwide capital markets offering its securities to private and governmental buyers. IBRD issues short-term and medium- and long-term debt instruments denominated in various currencies with both fixed and adjustable interest rates. Borrowings are carried on the balance sheet at their par value (face value), adjusted for any unamortized premiums or discounts, and include adjustments for embedded derivatives and fair value hedges that existed at June 30, 2000, as required by FAS 133. Issuance costs associated with a bond offering are deferred and amortized over the period during which the related indebtedness is outstanding.  Amortization of discounts and premiums is included in Interest under Borrowing Expenses on the income statement.

IBRD uses derivatives in its borrowing and liability management activities. In the borrowing portfolio, derivatives are used to take advantage of cost saving opportunities in non-target currencies in various capital markets.  These derivatives are used to modify the interest rate and/or currency characteristics of the borrowing portfolio, and are carried at fair value in accordance with FAS 133.  The interest component of these derivatives is recognized as an adjustment to the borrowing cost over the life of the derivative contract and included in Interest under Borrowing Expenses on the income statement.

Accounting for Derivatives:  IBRD complies with the derivative accounting requirements of FAS 133. FAS 133 requires that derivative instruments, as defined by these standards, be recorded on the balance sheet at fair value.

IBRD uses derivative instruments in its investments, loans and borrowings portfolios and for asset/liability management purposes.  In applying FAS 133 for the purposes of financial statement reporting, IBRD has elected not to define any qualifying hedging relationships.  Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value and all changes in fair value have been recognized in net income. While IBRD believes that its hedging strategies achieve its objectives, the application of FAS 133 qualifying hedge criteria would not make fully evident the risk management strategies that IBRD employs.

Valuation of Financial Instruments: Derivative financial instruments and investment securities are recorded in IBRD’s financial statements at fair value.  Disclosures related to the fair value of these, and other financial instruments are included in Note O.  Fair value is based on market quotations when possible.  Financial instruments for which market quotations are not readily available have been valued based on discounted cash flow models using market estimates of cash flows and discount rates.  All the financial models used for valuing IBRD’s financial instruments are subject to both internal and periodic external verification and review.  These models use market sourced inputs such as interest rates, exchange rates, and volatilities.  Selection of these inputs may involve some judgement, as does estimating prices when no external parameters exist.

Accounting for Grant Expenses:  IBRD recognizes an expense for grants, such as Contributions to Special Programs, and Board of Governors-approved transfers, when the obligation has been incurred.  In instances where the recipient organization is deemed, in accordance with generally accepted accounting principles, to be controlled by IBRD, only those amounts which have been expended by the recipient organization are recognized as an expense; any remainder is deferred.

Accounting and Reporting Developments: In the fourth quarter of the fiscal year ended June 30, 2006, IBRD adopted a voluntary change in accounting principle for certain Board of Governors-approved transfers on the basis of preferability.  At the same time, IBRD early adopted FAS No. 154, Accounting Changes and Error Corrections (FAS 154), and retrospectively applied this change in accounting principle (See Note P).  FAS 154 requires that, in the absence of specific transitional provisions applying to a change in accounting policy (including adoption of a new standard), any such change should be applied retrospectively.

On July 1, 2005, IBRD adopted Financial Accounting Standards Board (FASB) Interpretation No. 46 (R), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51

(FIN 46(R)).   The adoption of FIN 46(R), together with its related final FASB Staff Positions did not have a material impact on IBRD’s financial statements.

In February 2006, the FASB issued FAS No. 155, Accounting for Certain Hybrid Financial Instruments. This standard is effective for annual periods beginning on or after September 15, 2006. IBRD is assessing the impact of this standard on its financial statements.

NOTE B—CAPITAL STOCK, RESTRICTED CURRENCIES, MAINTENANCE OF VALUE, AND MEMBERSHIP

Capital Stock: At June 30, 2006, IBRD’s capital comprised 1,581,724 authorized shares (1,581,724 shares—June 30, 2005), of which 1,572,661 shares (1,572,661 shares—June 30, 2005) had been subscribed.  Each share has a par value of 0.1 million 1974 SDRs, valued at the rate of $1.20635 per 1974 SDR. Of the subscribed capital,  $11,483 million ($11,483 million—June 30, 2005) has been paid in, and the remaining $178,235 million ($178,235 million—June 30, 2005) is subject to call only when required to meet the obligations of IBRD created by borrowing or guaranteeing loans.

Under IBRD’s Articles of Agreement, in the event a member withdraws from IBRD, the withdrawing member is entitled to receive the value of its shares payable to the extent the member does not have any outstanding obligations to IBRD.  IBRD’s Articles of Agreement also state that the former member has continuing obligations to IBRD after withdrawal.  Specifically, the former member remains fully liable for its entire capital subscription, including both the previously paid-in portion and the callable portion, so long as any part of the loans or guarantees contracted before it ceased to be a member, are outstanding.

Currencies Subject to Restrictions: A portion of capital subscriptions paid in to IBRD has been paid in the local currencies of the members. These amounts, referred to as restricted currencies, are usable by IBRD in its lending and investing operations, only with the consent of the respective members, and for administrative expenses.

Maintenance of Value: As of June 30, 2006, IBRD had positive $52 million (positive $46  million—June 30, 2005) of net MOV amounts classified as a component of equity.  Of this amount, IBRD had a net MOV payable of $177 million ($205 million—June 30, 2005) relating to restricted currencies out on loan, invested, swapped, or loaned to the member by IBRD or through IFC,  which become payable by IBRD on the same terms as other MOV obligations only after such currencies are repaid to IBRD. The remaining amount is a net MOV receivable of $125 million ($159 million—June 30, 2005), representing receivables for countries that have amounts in arrears for two years or more.  IBRD still considers these MOV receivables in arrears as obligations due from the members concerned.

Subsequent Event

On July 10, 2006, IBRD received a joint communication from both the Republic of Serbia and the Republic of Montenegro stating that the two republics had signed an agreement regarding the regulation of membership in international financial institutions and the allocation of financial assets and liabilities between the two republics. Under this agreement, the Republic of Serbia will continue the membership of SaM in IBRD, retaining SaM’s present subscription and voting power, with all rights and obligations stemming from membership in IBRD.  In addition, the Bank has taken note of the agreement between the two republics on their respective portions of the financial obligations formerly undertaken by SaM with IBRD.

IBRD has accepted the Republic of Serbia as the continuation of its member SaM, with all the rights and obligations arising from SaM’s membership, and with no change in capital subscriptions.  On July 17, 2006, the Government of the Republic of Montenegro submitted its application for membership in IBRD.

NOTE C—INVESTMENTS

As part of its overall portfolio management strategy, IBRD invests in government and agency obligations, time deposits, corporate and asset-backed securities, repurchase agreements, securities loans, resale agreements and related financial derivatives including futures, currency swaps (including currency forward contracts), interest rate swaps and options.

For government and agency obligations, IBRD may only invest in obligations issued or unconditionally guaranteed by governments of countries with a minimum credit rating of AA-; however, if such obligations are denominated in the home currency of the issuer, no rating is required.  IBRD may only invest in obligations issued by an agency or instrumentality of a government of a member country, a multilateral organization or any other official entity other than the government of a member country, with a minimum credit rating of AA-. For corporate and asset-backed securities, IBRD may only invest in securities with a AAA credit rating.

Time deposits include certificates of deposit, bankers’ acceptances and other obligations issued or unconditionally guaranteed by banks or other financial institutions. IBRD may only invest in time deposits issued or guaranteed by financial institutions whose senior debt securities are rated at least A-.

With respect to futures and options, IBRD generally closes out most open positions prior to expiration.  Futures are settled on a daily basis. For options, IBRD only invests in exchange-traded options.  IBRD does not write uncovered option contracts as part of its investment portfolio strategy.

As of June 30, 2006 and June 30, 2005 there were no short sales included in Payable for Investment Securities Purchased on the balance sheet.

As of June 30, 2006, IBRD had received  $154 million ($713 million—June 30, 2005) of securities under resale agreements.  None of these securities had been transferred under repurchase or security lending agreements as of June 30, 2006 or June 30, 2005.

For the fiscal year ended June 30, 2006, IBRD had included $4 million of unrealized gains in income (unrealized gains of $3 million—June 30, 2005 and unrealized gains of $54 million—June 30, 2004).

A summary of IBRD’s trading portfolio at June 30, 2006 and June 30, 2005, is as follows:

In millions of U.S. dollars

	2006	2005
	Carrying Value	Carrying Value
Investments—Trading
Government and agency obligations	$8,163	$9,017
Time deposits	13,473	13,058
Asset-backed securities	4,036	4,658
Total	$25,672	$26,733

The following table summarizes the currency composition of IBRD’s trading portfolio at June 30, 2006 and June 30, 2005:

In millions of U.S. dollars equivalent

	2006			2005
			Average			Average
	Carrying	Average	Repricing	Carrying	Average	Repricing
Currency	Value	Yield (%)	(years)(a)	Value	Yield (%)	(years)(a)

Euro	$4,451	3.63	2.56	$7,971	2.21	0.76
Japanese yen	3,012	0.27	0.20	439	0.11	0.97
U.S. dollars	16,658	5.34	0.56	16,264	3.43	0.30
Others	1,551	4.62	1.18	2,059	3.95	0.12

Total	$25,672	4.40	0.90	$26,733	3.05	0.44

(a).       The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed.

IBRD manages its investments on a net portfolio basis.  The following table summarizes IBRD’s net portfolio position as of June 30, 2006 and June 30, 2005:

In millions of U.S. dollars equivalent

	Carrying Value
	2006	2005

Investments—Trading	$25,672	$26,733
Securities purchased under resale agreements	154	711

Receivable from currency and interest rate swaps
Currency forward contracts	2,934	3,039
Currency swaps	4,524	6,664
Interest rate swaps	67	32

Total	7,525	9,735

Payable for currency and interest rate swaps
Currency forward contracts	(2,901)	(2,961)
Currency swaps	(5,045)	(8,212)
Interest rate swaps	(14)	(42)

Total	(7,960)	(11,215)

Cash held in investment portfolio(a)	31	476
Receivable from investment securities traded	282	13
Payable for investment securities traded	(850)	(87)

Net Investment Portfolio	$24,854	$26,366

(a).       This amount is included in Unrestricted Currencies under Due from Banks on the balance sheet.

The following table summarizes the currency composition of IBRD’s net investment portfolio at June 30, 2006 and June 30 2005:

In millions of U.S. dollars equivalent

	2006			2005
			Average			Average
	Carrying	Average	Repricing	Carrying	Average	Repricing
Currency	Value	Yield (%)	(years)(a)	Value	Yield (%)	(years)(a)

U.S. dollars	$23,054	5.30	0.12	$25,040	3.37	0.17
Others	1,800	2.43	1.23	1,326	1.55	0.07

Total	$24,854	5.09	0.20	$26,366	3.27	0.17

(a).       The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed.

NOTE D—LOANS, GUARANTEES AND DERIVATIVES FOR BORROWERS

IBRD’s loan portfolio includes multicurrency loans, single currency pool loans, single currency loans and fixed spread loans.  Single currency loans (variable spread loans and fixed-rate single currency loans), and fixed spread loans, include special development policy loans.  At June 30, 2006 only variable spread loans and fixed spread loans, including special development policy loans, were available for new commitments.

Waivers of Loan Charges

Waivers of a portion of interest on loans to all eligible borrowers, a portion of the commitment charge on undisbursed balances on all eligible loans, and a portion of the front-end fee charged on all eligible loans, are approved annually by the Executive Directors of IBRD.

A summary of waivers of loan charges for the fiscal years ended June 30, 2006 (FY2006) and June 30, 2005 (FY2005), is as follows:

Basis points

	Since FY	FY2006		FY2005
Interest waivers
Old loans(a)	1992	5		5
New loans(b)	1999	25		25
Commitment charge waivers	1990	50		50
Front-end fee waivers(c)	2005	75	(d)	50

(a).       Loans for which the invitation to negotiate was issued prior to July 31, 1998.

(b).       Loans for which the invitation to negotiate was issued on or after July 31, 1998.

(c).        On all loans other than special development policy loans.

(d).       Applicable to loans presented to the Board between July 1, 2005 and the date on which the Board approves a front end fee waiver for the fiscal year ending June 30, 2007.

The reduction in net income for the fiscal years ended June 30, 2006, June 30, 2005 and June 30, 2004 resulting from waivers of loan charges, is summarized below:

In millions of U.S. dollars

	2006	2005	2004

Interest waivers	$138	$125	$112
Commitment charge waivers	128	125	133
Front-end fee waivers	2	1	*
Total	$268	$251	$245

* Indicates amounts less than $0.5 million

A summary of IBRD’s outstanding loans by currency and by interest rate characteristics (fixed or adjustable) at June 30, 2006 and June 30, 2005 follows:

In millions of U.S. dollars equivalent

	2006
	Euro		Japanese yen		U.S. dollars		Others		Loans Outstanding
	Fixed	Adjust.	Fixed	Adjust.	Fixed	Adjust.	Fixed	Adjust.	Fixed	Adjust.	Total

Multicurrency loans(a)
Amount	$40	$4,239	$32	$3,633	$87	$3,578	$105	$409	$264	$11,859	$12,123
Weighted average rate (%)(b)	9.25	5.16	7.89	5.16	9.32	5.16	6.16	5.16	7.88	5.16	5.22
Average Maturity (years)	0.01	3.15	0.01	3.15	0.36	2.97	3.94	3.15	1.68	3.09	3.06

Single currency pools
Amount	$—	$1,446	$—	$12	$—	$7,876	$—	$—	$—	$9,334	$9,334
Weighted average rate (%)(b)	—	2.90	—	0.27	—	5.30	—	—	—	4.92	4.92
Average Maturity (years)	—	2.18	—	1.42	—	2.49	—	—	—	2.44	2.44

Single currency loans
Amount	$487	$3,653	$—	$140	$8,142	$40,810	$—	$1	$8,629	$44,604	$53,233
Weighted average rate (%)(b)	5.28	3.17	—	0.27	6.15	5.37	—	1.56	6.10	5.17	5.32
Average Maturity (years)	2.61	5.79	—	4.92	2.59	5.36	—	1.98	2.59	5.40	4.94

Fixed-spread loans
Amount	$2,818	$3,699	$4	$138	$5,575	$16,030	$—	$50	$8,397	$19,917	$28,314
Weighted average rate (%)(b)	5.44	3.45	2.16	0.85	5.09	5.68	—	8.43	5.21	5.24	5.23
Average maturity (years)	10.87	8.49	9.95	13.44	6.64	7.56	—	7.95	8.06	7.78	7.86

Loans Outstanding
Amount	$3,345	$13,037	$36	$3,923	$13,804	$68,294	$105	$460	$17,290	$85,714	$103,004
Weighted average rate (%)(b)	5.46	3.87	7.26	4.82	5.74	5.42	6.16	5.50	5.69	5.16	5.25
Average Maturity (years)	9.53	5.30	1.11	3.57	4.21	5.42	3.94	3.66	5.23	5.31	5.30

Loans Outstanding											$103,004
Less accumulated provision for loan losses and deferred loan income											2,783

Net loans outstanding											$100,221

Note:  For footnotes see following page.

In millions of U.S. dollars equivalent

	2005
	Euro		Japanese yen		U.S. dollars		Others		Loans Outstanding
	Fixed	Adjust.	Fixed	Adjust.	Fixed	Adjust.	Fixed	Adjust.	Fixed	Adjust.	Total

Multicurrency loans(a)
Amount	$42	$5,128	$35	$4,821	$111	$4,406	$54	$451	$242	$14,806	$15,048
Weighted average rate (%)(b)	9.17	4.59	7.91	4.59	8.71	4.59	8.18	4.59	8.55	4.59	4.65
Average Maturity (years)	0.07	3.50	0.04	3.50	0.69	3.36	0.04	3.50	0.34	3.46	3.41

Single currency pools
Amount	$—	$1,897	$—	$19	$—	$10,780	$—	$—	$—	$12,696	$12,696
Weighted average rate (%)(b)	—	3.96	—	0.28	—	5.46	—	—	—	5.23	5.23
Average Maturity (years)	—	2.68	—	1.80	—	2.80	—	—	—	2.78	2.78

Single currency loans
Amount	$567	$3,438	$—	$155	$10,143	$41,058	$—	$2	$10,710	$44,653	$55,363
Weighted average rate (%)(b)	5.35	2.43	—	0.23	6.23	3.63	—	0.95	6.18	3.52	4.04
Average Maturity (years)	2.97	6.00	—	5.58	2.94	5.54	—	2.47	2.94	5.58	5.07

Fixed-spread loans
Amount	$2,479	$3,011	$4	$4	$4,720	$11,076	$—	$—	$7,203	$14,091	$21,294
Weighted average rate (%)(b)	5.66	2.69	2.17	0.56	5.06	3.87	—	—	5.26	3.62	4.17
Average maturity (years)	11.55	9.28	11.12	12.50	7.17	7.45	—	—	8.68	7.84	8.13

Loans Outstanding
Amount	$3,088	$13,474	$39	$4,999	$14,974	$67,320	$54	$453	$18,155	$86,246	$104,401
Weighted average rate (%)(b)	5.65	3.53	7.42	4.44	5.87	4.02	8.18	4.58	5.85	3.97	4.30
Average Maturity (years)	9.82	5.32	0.98	3.56	4.26	5.27	0.04	3.50	5.18	5.17	5.17

Loans Outstanding											$104,401
Less accumulated provision for loan losses and deferred loan income											3,491

Net loans outstanding											$100,910

(a).       Includes loans issued prior to 1980, and loans to IFC, in addition to multicurrency pool loans.

(b).       Excludes effects of any waivers of loan interest.

The maturity structure of IBRD’s loans at June 30, 2006 and June 30, 2005 is as follows:

In millions of U.S. dollars

	2006
	July 1, 2006 through	July 1, 2007 through	July 1, 2011 through
Product/Rate Type	June 30, 2007	June 30, 2011	June 30, 2016	Thereafter	Total
Multicurrency loans
Fixed	$202	$12	$42	$8	$264
Adjustable	2,544	6,920	2,274	121	11,859

Single currency pools
Fixed	—	—	—	—	—
Adjustable	2,701	5,438	1,193	2	9,334

Single currency loans
Fixed	2,008	5,636	985	—	8,629
Adjustable	4,204	18,344	16,918	5,138	44,604

Fixed-spread loans
Fixed	175	2,391	3,797	2,034	8,397
Adjustable	377	4,785	9,462	5,293	19,917

All Loans
Fixed	2,385	8,039	4,824	2,042	17,290
Adjustable	9,826	35,487	29,847	10,554	85,714

Total loans outstanding	$12,211	$43,526	$34,671	$12,596	$103,004

In millions of U.S. dollars

	2005
	July 1, 2005 through	July 1, 2006 through	July 1, 2010 through
Product/Rate Type	June 30, 2006	June 30, 2010	June 30, 2015	Thereafter	Total
Multicurrency loans
Fixed	$209	$33	$—	$—	$242
Adjustable	2,763	8,306	3,533	204	14,806

Single currency pools
Fixed	—	—	—	—	—
Adjustable	3,032	7,589	2,062	13	12,696

Single currency loans
Fixed	2,049	6,857	1,804	—	10,710
Adjustable	4,001	17,676	17,288	5,688	44,653

Fixed-spread loans
Fixed	110	1,602	3,508	1,983	7,203
Adjustable	208	3,153	7,273	3,457	14,091

All Loans
Fixed	2,368	8,492	5,312	1,983	18,155
Adjustable	10,004	36,724	30,156	9,362	86,246

Total loans outstanding	$12,372	$45,216	$35,468	$11,345	$104,401

Guarantees

IBRD has provided partial guarantees of loans syndicated by other financial institutions for projects. In addition, IBRD has also provided partial guarantees of securities issued by an entity eligible for IBRD loans, or in support of programs also financed by IBRD through regular loans. IBRD’s partial guarantees of such securities are included in the guarantees amount mentioned below.

Guarantees of $995 million were outstanding at June 30, 2006 ($1,157 million—June 30, 2005).  This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and are not included in the balance sheet.  Most of these guarantees have maturities ranging between 5 and 15 years, and expire in decreasing amounts through 2015.

At June 30, 2006, liabilities related to IBRD’s obligations under guarantees of $22 million ($22 million—June 30, 2005), have been included in Accounts Payable and Miscellaneous Liabilities on the balance sheet.  These include the accumulated provision for guarantee losses of $11 million ($13 million—June 30, 2005).

During the fiscal year ended June 30, 2006 and June 30, 2005, no guarantees provided by IBRD were called.

Derivatives for Borrowers

These are transactions executed between IBRD and its borrowers under master derivatives agreements.  The net interest income associated with these transactions is included in Loan Interest income on the Statement of Income.  At June 30, 2006, IBRD had one currency swap with a borrower, which matures in 2017.  The balances relating to this swap are included in Member Operations under Receivable from and Payable for Currency and Interest Rate Swaps on the balance sheet.

Overdue Amounts

At June 30, 2006, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of and for the fiscal years ended June 30, 2006, June 30, 2005 and June 30, 2004:

In millions of U.S. dollars

	2006	2005
Recorded investment in nonaccrual loans(a)	$1,038	$3,543
Accumulated provision for loan losses on nonaccrual loans	$816	$1,431
Average recorded investment in nonaccrual loans for the fiscal year	$2,365	$3,561
Overdue amounts of nonaccrual loans:	$1,000	$829
Principal	$577	$459
Interest and charges	$423	$370

(a)          A loan loss provision has been recorded against each of the loans in the nonaccrual portfolio.

In millions of U.S. dollars

	2006	2005	2004

Interest income recognized on loans in nonaccrual status at end of fiscal year	$1	$118	$112
Interest income not recognized as a result of loans being in nonaccrual status	$51	$65	$37

A summary of countries with loans or guarantees in nonaccrual status at June 30, 2006 follows:

In millions of U.S. dollars

		Principal, Interest
	Principal	and Charges	Nonaccrual
Borrower	outstanding	overdue	since

Côte d’Ivoire	$444	$241	November 2004
Liberia	150	405	June 1987
Seychelles	2	1	August 2002
Zimbabwe	442	353	October 2000

Total	$1,038	$1,000

During the fiscal year ended June 30, 2006, all loans outstanding to Serbia and Montenegro were restored to accrual status following management’s determination that a suitable period of policy and payments performance had passed subsequent to the clearance of all arrears to IBRD in January 2002.  Loan income for the fiscal year increased by $19 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.

During the fiscal year ended June 30, 2005, all loans made to, or guaranteed by, Côte d’Ivoire were placed into nonaccrual status. Loan income for the fiscal year ended June 30, 2005 would have been higher by $32 million, had these loans not been in nonaccrual status.

During the fiscal year ended June 30, 2005, Iraq cleared all of its outstanding loan principal, interest and charges due to IBRD.  As a result of this event, loan income for the year ended June 30, 2005 increased by $56 million, $51 million of which represents income that would have been earned in previous years had these loans not been in nonaccrual status.

Accumulated Provision for Losses on Loans and Guarantees

IBRD has always eventually collected all contractual principal and interest on its loans.  However, IBRD suffers losses resulting from the difference between the discounted present value of payments for interest and charges according to the related loan’s contractual terms and the actual cash flows. Certain borrowers have found it difficult to make timely payments for protracted periods, resulting in their loans being placed in nonaccrual status. Several borrowers have emerged from nonaccrual status after a period of time by bringing up-to-date all principal payments and all overdue service payments, including interest and other charges.  To recognize the probable losses inherent in its loan and guarantee portfolio, IBRD maintains an accumulated provision for losses on loans and guarantees.

Changes to the accumulated provision for losses on loans and guarantees for the fiscal years ended June 30, 2006, June 30, 2005 and June 30, 2004 are summarized below:

In millions of U.S. dollars

	June 30, 2006	June 30, 2005	June 30, 2004
Accumulated provision for losses on loans and guarantees, beginning of the fiscal year	$3,022	$3,520	$4,069
Release of provision for losses on loans and guarantees	(724)	(502)	(665)
Translation adjustment	9	4	116
Accumulated provision for losses on loans and guarantees, end of the fiscal year	$2,307	$3,022	$3,520
Composed of:
Accumulated provision for loan losses	$2,296	$3,009	$3,505
Accumulated provision for guarantee losses	11	13	15
Total	$2,307	$3,022	$3,520

Reported as Follows
	Balance Sheet	Statement of Income
Allowance for Losses on:
Loans	Accumulated Provision for Loan Losses	Release of Provision for Losses on Loans and Guarantees
Guarantees	Accounts Payable and Miscellaneous Liabilities	Release of Provision for Losses on Loans and Guarantees

IBRD has endorsed a multilateral initiative for addressing the debt problems of a group of countries, identified as heavily indebted poor countries (HIPC), to ensure that the reform efforts of these countries will not be put at risk by unsustainable external debt burdens.  Under this initiative, creditors are to provide debt relief for those countries that have  demonstrated good policy performance over an extended period to bring their debt burdens to sustainable levels. In addition, on March 28, 2006, the Executive Directors of IDA approved IDA’s participation in the Multilateral Debt Relief Initiative (MDRI).  In determining the adequacy of the accumulated provision for losses on loans and guarantees, IBRD has taken the situation of these countries into consideration, although IBRD has not entered into any commitments to provide debt relief under these initiatives.

Local Currency Lending to IFC

During the fiscal year ended June 30, 2005, IBRD entered into a Local Currency Loan Facility Agreement with IFC which is capped at $300 million.  At June 30, 2006, the loan balance under this facility amounted to $50 million.  This loan is at standard terms available to other borrowers but is not eligible for interest waiver.

NOTE E—BORROWINGS

Providing liquidity and minimizing the cost of funds are key objectives to IBRD’s overall borrowing strategy. IBRD uses swaps in its borrowing strategy to lower the overall cost of its borrowings for those members who benefit from IBRD loans. IBRD initiates swap transactions with a list of authorized counterparties.  Credit limits have been established for each counterparty.

The following table summarizes IBRD’s borrowing portfolio at June 30, 2006 and June 30, 2005:

In millions of U.S. dollars

	2006				2005
	Principal at Face Value	Net Unamortized Premium (Discount)	Net unrealized (gains) losses(a)	Total	Principal at Face Value	Net Unamortized Premium (Discount)	Net unrealized (gains) losses(a)	Total

Short-Term	$7,312	$(32)	$—	$7,280	$3,220	$(3)	$—	$3,217
Medium-and Long-Term	88,751	(1,229)	1,033	88,555	98,495	(1,761)	1,346	98,080
Currency Swap Agreements (Net)	(4,772)	682	71	(4,019)	(7,259)	1,001	(2,488)	(8,746)
Interest Rate Swap Agreements (Net)(b)(c)	(394)	(10)	206	(198)	(557)	379	(859)	(1,037)

	$90,897	$(589)	$1,310	$91,618	$93,899	$(384)	$(2,001)	$91,514

(a).       This refers to “net unrealized (gains) losses on non-trading derivative instruments, as required by FAS 133”.

(b).       The negative $394 million at June 30, 2006 (negative $557 million—June 30, 2005) represents the net unamortized discount on zero coupon trades.

(c).        The net unamortized discount of $10 million at June 30, 2006 (net unamortized premium of $379 million—June 30, 2005), represents the unamortized premium (discount) on non zero coupon trades.

The following tables summarize IBRD’s borrowing portfolio by currency and product at June 30, 2006 and June 30, 2005:

Medium- and Long-term Borrowings and Swaps at June 30, 2006

In millions of U.S. dollars

	Direct borrowings			Currency swap agreements			Interest rate swap agreements(a)			Net currency obligations*
Currency/Rate type	Amount	WAC(b)	Average maturity	Amount payable (receivable)	WAC(b)	Average maturity	Notional amount payable (receivable)	WAC(b)	Average maturity	Amount payable (receivable)	WAC(b)	Average maturity(c)
		(%)	(years)		(%)	(years)		(%)	(years)		(%)	(years)
Euro
Fixed	$7,134	6.29	6.56	$1,064	5.58	6.50	$2,131	5.32	11.44	$10,329	6.02	7.56
				(6,574)	6.04	5.67	(128)	6.33	7.44	(6,702)	6.04	5.70
Adjustable	3,664	6.22	6.68	9,691	2.96	3.40	102	3.22	6.91	13,457	3.85	4.32
				(4,266)	6.29	6.81	(2,131)	3.47	11.44	(6,397)	5.35	8.35
Japanese yen
Fixed	2,917	4.16	5.11	189	4.51	11.72	2	1.77	16.81	3,108	4.18	5.52
				(1,516)	4.85	5.04	(931)	2.17	2.00	(2,447)	3.83	3.88
Adjustable	10,760	4.39	24.34	1,567	0.01	0.51	931	(0.17)	2.00	13,258	3.55	19.95
				(11,079)	4.17	23.14	(2)	0.16	16.81	(11,081)	4.17	23.14
U. S. dollars
Fixed	29,188	5.31	5.68	1,095	10.16	5.24	13,528	5.45	7.60	43,811	5.47	6.26
				—	—	—	(28,493)	4.81	5.03	(28,493)	4.81	5.03
Adjustable	2,667	3.92	4.96	50,070	4.85	8.91	30,021	4.93	4.94	82,758	4.85	7.35
				(12,726)	4.96	3.16	(15,423)	5.14	7.37	(28,149)	5.06	5.47
Others
Fixed	32,024	5.80	5.03	2,473	5.97	5.98	—	—	—	34,496	5.81	5.10
				(34,279)	5.76	5.10	(176)	7.42	1.44	(34,455)	5.77	5.08
Adjustable	397	5.16	13.46	50	7.53	17.00	176	5.37	1.44	622	5.41	10.33
				(530)	5.86	10.40	—	—	—	(530)	5.86	10.40
Total(d)
Fixed	71,263	5.58	5.45	4,820			15,661			91,744	5.62	5.95
				(42,368)			(29,729)			(72,097)	5.35	5.08
Adjustable	17,488	4.72	17.43	61,377			31,230			110,095	4.57	8.51
				(28,601)			(17,556)			(46,157)	4.89	10.17
Principal at face value	$88,751	5.41	7.81	$(4,772)			$(394)			$83,585	4.87	7.73

(a).          Excludes forward-starting swaps of $8,319 million (mechanism for managing debt overhang in currency pool products).

(b).          WAC refers to weighted average cost.

(c).           At June 30, 2006, the average repricing period of the net currency obligations for adjustable rate borrowings was three months.

(d).          May differ from the sum of individual figures due to rounding.

Medium- and Long-term Borrowings and Swaps at June 30, 2005

In millions of U.S. dollars equivalent

	Direct borrowings			Currency swap agreements			Interest rate(a) swap agreements			Net currency obligations
Currency/Rate type	Amount	WAC(b)	Average maturity	Amount payable (receivable)	WAC(b)	Average maturity	Notional amount payable (receivable)	WAC(b)	Average maturity	Amount payable (receivable)	WAC(b)	Average maturity(c)
		(%)	(years)		(%)	(years)		(%)	(years)		(%)	(years)
Euro
Fixed	$7,821	6.01	6.63	$1,083	5.86	5.13	$1,928	5.50	11.53	$10,833	5.90	7.35
				(7,227)	5.78	5.64	(182)	6.53	3.70	(7,409)	5.80	5.60
Adjustable	3,720	6.54	7.45	9,481	2.33	4.11	160	2.10	2.75	13,360	3.50	5.02
				(4,406)	6.60	7.18	(1,928)	2.58	11.53	(6,335)	5.37	8.50
Japanese yen
Fixed	3,437	4.31	5.56	272	4.94	9.07	2	1.77	17.81	3,711	4.35	5.82
				(1,865)	5.11	5.13	(1,088)	2.25	2.76	(2,953)	4.05	4.26
Adjustable	11,488	3.51	24.92	1,731	0.21	2.40	1,088	(0.22)	2.76	14,307	2.82	20.51
				(11,989)	3.35	23.97	(2)	0.14	17.81	(11,991)	3.35	23.97
U. S. dollars
Fixed	36,601	5.36	5.18	1,431	10.46	4.78	15,415	5.26	7.38	53,447	5.47	5.81
				—	—	—	(36,534)	4.84	4.47	(36,534)	4.84	4.47
Adjustable	2,422	3.69	6.82	49,423	3.01	9.72	38,099	3.09	4.35	89,944	3.06	7.37
				(12,287)	3.10	3.84	(17,514)	3.50	7.14	(29,801)	3.34	5.78
Others
Fixed	32,503	5.70	5.79	2,042	5.98	6.23	—	—	—	34,545	5.71	5.81
				(34,324)	5.67	5.67	(164)	7.46	2.45	(34,488)	5.68	5.66
Adjustable	502	5.76	11.91	—	—	—	164	4.41	2.45	667	5.43	9.57
				(624)	5.88	10.04	—	—	—	(624)	5.88	10.04
Total(d)
Fixed	80,363	5.51	5.58	4,828			17,345			102,536	5.55	5.97
				(43,415)			(37,969)			(81,384)	5.25	5.07
Adjustable	18,132	4.22	18.55	60,634			39,511			118,278	3.10	8.70
				(29,306)			(19,445)			(48,751)	3.64	10.66
Principal at face value	$98,495	5.27	7.97	$(7,259)			$(557)			$90,679	3.65

(a).          Excludes forward-starting swaps of $7,152 million (mechanism for managing debt overhang in currency pool products).

(b).          WAC refers to weighted average cost.

(c).           At June 30, 2005, the average repricing period of the net currency obligations for adjustable rate borrowings was three months.

(d).          May differ from the sum of individual figures due to rounding.

Short-term Borrowings at June 30, 2006 and June 30, 2005

In millions of U.S. dollars

	2006
Currency/Rate type	Principal at face value(a)	WAC	Interest rate Swap Agreements Notional Receivable (payable)	WAC(b)	Net Obligation	WAC(b)
		(%)		(%)		(%)

U. S. dollars
Fixed	$6,653	5.21	$—	—	$6,653	5.21

Adjustable	659	4.96	61	4.57	720	4.92
	—	—	(61)	4.97	(61)	4.97

Principal at face value	$7,312	5.19	$—		$7,312	5.19

In millions of U.S. dollars

	2005
Currency/Rate type	Principal at face value(a)	WAC(b)	Interest rate Swap Agreements Notional Receivable (payable)	WAC(b)	Net Obligation	WAC(b)
		(%)		(%)		(%)

U. S. dollars
Fixed	$2,576	3.07	$(13)	1.72	$2,563	3.08

Adjustable	644	3.19	13	2.41	657	3.18

Principal at face value	$3,220	3.10	$—		$3,220	3.10

(a).       At June 30, 2006, the average repricing period of the principal outstanding for short-term borrowings was less than two months (less than two months - June 30, 2005).

(b).       WAC refers to weighted average cost.

The maturity structure of IBRD’s Medium-and Long-term borrowings outstanding at June 30, 2006 and June 30, 2005 is as follows:

In millions of U.S. dollars	In millions of U.S. dollars

Period	2006	Period	2005

July 1, 2006 through June 30, 2007	$14,676	July 1, 2005 through June 30, 2006	$15,617
July 1, 2007 through June 30, 2008	16,144	July 1, 2006 through June 30, 2007	14,912
July 1, 2008 through June 30, 2009	11,604	July 1, 2007 through June 30, 2008	13,706
July 1, 2009 through June 30, 2010	6,849	July 1, 2008 through June 30, 2009	8,397
July 1, 2010 through June 30, 2011	2,029	July 1, 2009 through June 30, 2010	5,909
July 1, 2011 through June 30, 2016	13,370	July 1, 2010 through June 30, 2015	11,974
Thereafter	24,079	Thereafter	27,980

Total	$88,751	Total	$98,495

Line of credit:  During the fiscal year ended June 30, 2006, IBRD maintained a line of credit with an independent financial institution.  This facility was created for the benefit of both IBRD and IDA.  The available line of credit to each institution is $500 million, but usage from both institutions cannot exceed $500 million in aggregate.  The line of credit is used to cover any overnight overdrafts that may occur due to failed trades.  At June 30, 2006 and June 30, 2005, there were no amounts outstanding under this  facility.

NOTE F—OTHER ASSET/LIABILITY SWAPS

As part of asset/liability management, IBRD has entered into currency and interest rate swap agreements to better align its currency composition and duration of Equity with that of Loans Outstanding.  A summary of IBRD’s other asset/liability swaps at June 30, 2006 and June 30, 2005 is presented below:

In millions of U.S. dollars equivalent

	2006
	Currency swap agreements			Interest rate swap agreements			Net Derivative Asset/Liability
	Amount Receivable (payable)	Weighted Average Cost	Average Maturity	Notional Amount Receivable (payable)	Weighted Average Cost	Average Maturity	Amount Receivable (payable)	Weighted Average Cost	Average Maturity
		(%)	(years)		(%)	(years)		(%)	(years)
U.S. dollars	$726	5.13	0.72	$1,250	3.68	2.31	$1,976	4.21	1.72
	(14)	—	3.42	(1,250)	5.27	2.31	(1,264)	5.21	2.32
Euro	(395)	2.88	0.71	—	—	—	(395)	2.88	0.71
Japanese yen	(461)	0.02	0.72	—	—	—	(461)	0.02	0.72
Other	15	—	3.42	—	—	—	15	—	3.42
Total Receivable	741	5.03	0.77	1,250	3.68	2.31	1,991	4.18	1.74
(Payable)	(870)	1.32	0.76	(1,250)	5.27	2.31	(2,120)	3.65	1.67
Net unrealized gains(a)	—			(50)			(50)
Total	$(129)			$(50)			$(179)

(a).       This refers to “net unrealized (gains) losses on non-trading derivative instruments, as required by FAS 133.

In millions of U.S. dollars equivalent

	2005
	Currency swap agreements			Interest rate swap agreements			Net Derivative Asset/Liability
	Amount Receivable (payable)	Weighted Average Cost	Average Maturity	Notional Amount Receivable (payable)	Weighted Average Cost	Average Maturity	Amount Receivable (payable)	Weighted Average Cost	Average Maturity
		(%)	(years)		(%)	(years)		(%)	(years)
U.S. dollars	$726	3.34	1.72	$1,250	3.68	3.31	$1,976	3.55	2.72
	(14)	—	4.42	(1,250)	3.41	3.31	(1,264)	3.37	3.32
Euro	(381)	2.20	1.71	—	—	—	(381)	2.20	1.71
Japanese yen	(487)	(0.06)	1.72	—	—	—	(487)	(0.06)	1.72
Other	13	—	4.42	—	—	—	13	—	4.42
Total Receivable	739	3.28	1.77	1,250	3.68	3.31	1,989	3.53	2.73
(Payable)	(882)	0.92	1.76	(1,250)	3.41	3.31	(2,132)	2.38	2.67
Net unrealized losses (gains)(a)	1			(14)			(13)
Total	$(142)			$(14)			$(156)

(a).       This refers to “net unrealized (gains) losses on non-trading derivative instruments, as required by FAS 133.

NOTE G—CREDIT RISK

Country Credit Risk: This risk includes potential losses arising from protracted arrears on payments from borrowers for loans, guarantees or related derivatives. IBRD manages country credit risk through individual country exposure limits according to creditworthiness. These exposure limits are tied to performance on macroeconomic and structural policies. In addition, IBRD establishes absolute limits on the share of outstanding loans to any individual borrower. The country credit risk is further managed by financial incentives such as pricing loans using IBRD’s own cost of borrowing and partial interest charge waivers conditioned on timely payment that give borrowers self-interest in IBRD’s continued strong intermediation capacity. Collectibility risk is covered by the accumulated provision for losses on loans and guarantees. IBRD also uses a simulation model to assess the adequacy of its equity including reserves in case a major borrower, or group of borrowers, stops servicing its loans for an extended period of time.

Commercial Credit Risk: For the purpose of risk management, IBRD is party to a variety of financial instruments, certain of which involve elements of credit risk.  Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts.  For all securities, IBRD limits trading to a list of authorized dealers and counterparties. Credit risk is controlled through application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions.  IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.  As of  June 30, 2006, IBRD had received collateral of  $3,655 million ($7,278 million—June 30, 2005) in connection with swap agreements, of which $2,163  million ($4,181 million—June 30, 2005) had been transferred under security lending agreements.

As the transfer of this collateral did not meet the requirements of a sale, the collateral has not been included in the assets of IBRD.

IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps shown below.  Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement.  The reduction in exposure as a result of these netting provisions can vary as additional transactions are entered into under these agreements.  The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

The contract value/notional amounts and credit risk exposure, as applicable, of these financial instruments at June 30, 2006 and June 30, 2005 (prior to taking into account any master derivatives or collateral arrangements that have been entered into) are given below:

In millions of U.S. dollars

	2006	2005

INVESTMENTS - TRADING PORTFOLIO

Exchange traded Options and Futures(a)
• Notional Long position	$10,000	$6,274
• Notional Short position	670	2,495
Currency swaps (including currency forward contracts)
• Credit exposure	82	187
Interest rate swaps
• Notional principal	2,089	1,254
• Credit exposure	67	32

BORROWING PORTFOLIO

Currency swaps
• Credit exposure	8,324	10,154
Interest rate swaps
• Notional principal	55,084	67,008
• Credit exposure	1,813	2,872

OTHER ASSET/LIABILITY

Interest rate swaps
• Notional principal	1,250	1,250
Currency swaps
• Credit exposure	1	—

(a).       Exchange-traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All outstanding options and futures contracts as of June 30, 2006 and June 30, 2005, are interest rate contracts.

NOTE H—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

The changes in the components of Retained Earnings for each of the fiscal periods from June 30, 2003 to June 30, 2006, are summarized below:

In millions of U.S. dollars

	Special Reserve	General Reserve	Pension Reserve	Surplus	Cumulative FAS133 Adjustments	Unallocated Net Income (Loss)	Total

As of June 30, 2003	$293	$19,132	$963	$100	$1,199	$5,344	$27,031

Net income allocation(a)	—	2,410	(29)	100	2,323	(4,804)	—

Board of Governors-approved transfers funded from Surplus(b)	—	—	—	(105)	—	105	—

Net loss for the year	—	—	—	—	—	(3,049)	(3,049)

As of June 30, 2004	$293	$21,542	$934	$95	$3,522	$(2,404)	$23,982

Net income allocation(a)	—	680	21	405	(4,100)	2,994	—

Board of Governors-approved transfers funded from Surplus(b)	—	—	—	(52)	—	52	—

Net income for the year	—	—	—	—	—	3,189	3,189

As of June 30, 2005	$293	$22,222	$955	$448	$(578)	$3,831	$27,171

Net income allocation(a)	—	690	68	(48)	2,511	(3,221)	—

Board of Governors-approved transfers funded from Surplus(b)	—	—	—	(40)	—	40	—

Net loss for the year	—	—	—	—	—	(2,389)	(2,389)

As of June 30, 2006	$293	$22,912	$1,023	$360	$1,933	$(1,739)	$24,782

(a).       Amounts retained as Surplus from net income allocation are approved by the Board of Governors.

(b).       A concurrent transfer is made from Surplus to Unallocated Net Income (Loss) for all transfers reported on the Statement of Income and authorized to be funded from Surplus.

IBRD makes net income allocation decisions on the basis of reported net income, after adjustment for the effects associated with the application of FAS 133 and pension income or expense, as well as Board of Governors-approved transfers.

On August 4, 2005, IBRD’s Executive Directors approved the allocation of  the net income earned in the fiscal year ended June 30, 2005 to the General Reserve and the Pension Reserve.

On September 24, 2005,  IBRD’s Board of Governors approved the transfers out of the net income earned in the fiscal year ended June 30, 2005, to IDA, the HIPC Debt Initiative Trust Fund, and the amounts to be retained as Surplus. As disccussed in Note A, Board of Governors-approved transfers are reported as expenses on the Statement of Income in the year of approval (See Note P—Change in Accounting Principle for Certain Board of Governors-approved transfers for additional details).

Transfers approved during the fiscal years ended June 30, 2006, June 30, 2005 and June 30, 2004, and amounts payable for the transfers approved by the Board of Governors at June 30, 2006 and June 30, 2005, are included in the following table:

In millions of U.S. dollars

	Fiscal Years Ended June 30,			Amount Payable at June 30,
Transfers funded from:	2006	2005	2004	2006	2005
Unallocated Net Income :
International Development Association	$400	$300	$300	$210	$740
Debt Reduction Facility for IDA-only Countries	—	50	—	66	65
Heavily Indebted Poor Countries Debt Initiative Trust Fund	210	240	240	—	—
	610	590	540	276	805
Surplus:
Trust Fund for Gaza and West Bank	—	—	80	—	—
Trust Fund for Earthquake Recovery and Reconstruction in Pakistan	5	—	—	—	—
Low-Income Countries Under Stress (LICUS) Implementation Trust Fund	25	—	25	—	—
Trust Fund for Liberia	—	25	—	—	—
Multi-Donor Trust Fund for Aceh and North Sumatra	—	25	—	—	—
Trust Fund for Tsunami Disaster Recovery in India	—	2	—	—	—
National Multi-Donor Trust Fund for Sudan	5	—	—	—	—
Multi-Donor Trust Fund for Southern Sudan	5	—	—	—	—
	40	52	105	—	—
Total	$650	$642	$645	$276	$805

NOTE I—ADMINISTRATIVE EXPENSES, CONTRIBUTIONS TO SPECIAL PROGRAMS, AND OTHER INCOME

Administrative expenses for the fiscal year ended June 30, 2006 are net of the share of administrative expenses allocated to IDA of $954 million ($891 million—June 30, 2005, and $908 million—June 30, 2004).  The allocation of expenses between IBRD and IDA is based on an agreed cost sharing formula that reflects the administrative costs of service delivery to countries that are eligible for lending from IBRD and IDA.

Contributions to special programs represent grants for agricultural research, and other developmental activities.

Other income primarily consists of service fee revenue.  IBRD recovers certain of its administrative expenses by billing third parties, including IFC, MIGA, and certain trust funds for services rendered.

For the fiscal years ended June 30, 2006, June 30, 2005 and June 30, 2004, the amount of fee revenue associated with administrative services is as follows:

In millions of U.S. dollars

	2006	2005	2004
Service fee revenue	$243	$228	$207

Included in these amounts are the following:
Fees charged to IFC	43	45	34
Fees charged to MIGA	8	8	6

At June 30, 2006 and June 30, 2005, IBRD had the following payables to (receivables from) its affiliated organizations with regard to administrative services and pension and other postretirement benefits.

In millions of U.S. dollars

	2006			2005
		Pension and			Pension and
		Other			Other
	Administrative	Postretirement		Administrative	Postretirement
	Services	Benefits	Total	Services	Benefits	Total
IDA	$(364)	$903	$539	$(313)	$820	$507
IFC	(20)	21	1	(25)	21	(4)
MIGA	(3)	1	(2)	(4)	1	(3)
	$(387)	$925	$538	$(342)	$842	$500

The payables (receivables) balances to (from) these affiliated organizations are reported in the balance sheet as follows:

Reported as:
Receivable for Administrative Services	Miscellaneous Assets
Payable for Pension and Other Postretirement Benefits	Accounts Payable and Miscellaneous Liabilities

NOTE J—MANAGEMENT OF EXTERNAL FUNDS

Trust Funds

IBRD, alone or jointly with IDA, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses which include the cofinancing of IBRD lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are held in trust with IBRD and/or IDA, and are held in a separate investment portfolio which is not commingled with IBRD’s funds, nor are they included in the assets of IBRD.

The trust fund assets by executing agent at June 30, 2006 and June 30, 2005 are summarized below:

	2006		2005
	Total fiduciary	Number of	Total fiduciary	Number of
	assets	trust fund	assets	trust fund
	(In millions of	accounts	(In millions of	accounts
	U.S. dollars)	(unaudited)	U.S. dollars)	(unaudited)

IBRD executed	$5,882	2,126	$2,708	1,925
Recipient executed	2,325	1,281	4,693	1,429

Total	$8,207	3,407	$7,401	3,354

The responsibilities of IBRD under these arrangements vary and range from services normally provided under its own lending projects to full project implementation including procurement of goods and services. During the fiscal year ended June 30, 2006, IBRD received $15 million ($17 million—June 30, 2005 and $14 million—June 30, 2004) as fees for administering trust funds. These fees have been recorded as Other Income.

Investment Management Services

IBRD offers investment management services to one non-affiliated organization and one affiliated organization.  Under these arrangements, IBRD is responsible for managing investment account assets on behalf of these institutions, and in return receives a quarterly fee based on the average value of the portfolios.

In addition, IBRD offers asset management and technical advisory services to central banks of member countries, under the Reserves Advisory and Management Program, for capacity building and other development purposes and receives a fee for these services.

The fee income from all of these investment management activities is included in service fee revenues described in Note I.

At June 30, 2006, the assets managed under these agreements had a value of $11,301 million ($9,180 million—June 30, 2005).  These funds are not included in the assets of IBRD.

NOTE K—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit SRP, a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of  their staff members.

The SRP provides regular pension benefits and includes a cash balance plan.  The RSBP provides certain health and life insurance benefits to eligible retirees.  The PEBP provides certain pension benefits administered outside the SRP.

IBRD uses a June 30 measurement date for its pension and other postretirement benefit plans.

The amounts presented below reflect IBRD’s respective share of the costs, assets and liabilities of the plans.

All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the plans.  Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to these plans are calculated as a percentage of salary.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2006, June 30, 2005, and June 30, 2004:

In millions of U.S. dollars

	SRP			RSBP			PEBP
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Benefit Cost
Service cost	$268	$233	$213	$40	$31	$28	$13	$11	$9
Interest cost	459	482	411	66	59	49	10	8	7
Expected return on plan assets	(715)	(695)	(595)	(80)	(71)	(58)	—	—	—
Amortization of prior service cost	6	13	13	(1)	(2)	(1)	*	*	*
Amortization of unrecognized net loss (gain)	40	—	17	32	13	14	2	(1)	(1)
Net periodic pension cost	$58	$33	$59	$57	$30	$32	$25	$18	$15
of which:
IBRD’s share	$26	$15	$26	$26	$13	$14	$11	$8	$7
IDA’s share	$32	$18	$33	$31	$17	$18	$14	$10	$8

* Less than $0.5 million

IDA’s share of the net periodic pension income/cost is included as a payable to/receivable from IDA in Miscellaneous Assets and Accounts Payable and Miscellaneous liabilities on the balance sheet.

The expenses for the SRP, RSBP and PEBP are included in Administrative Expenses.

For the fiscal years ended June 30, 2006, June 30, 2005, and June 30, 2004, expenses for these plans of $28 million, $16 million and $20 million, respectively, were allocated to IFC, and $2 million, $1 million and $1 million, respectively, were allocated to MIGA.

The following table summarizes the projected benefit obligations, fair value of plan assets, and funded status associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2006, June 30, 2005, and June 30, 2004.  Since the assets for the PEBP are not held in an irrevocable trust separate from the assets of IBRD, they do not qualify for off-balance sheet accounting and are therefore included in IBRD’s investment portfolio.  The assets of the PEBP are invested in fixed income instruments.

In millions of U.S. dollars

	SRP			RSBP			PEBP
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Projected Benefit Obligation
Beginning of year	$9,244	$8,118	$7,514	$1,283	$973	$881	$196	$143	$126
Service cost	268	233	213	40	31	28	13	11	9
Interest cost	459	482	411	66	59	49	10	8	7
Employee contributions	62	63	62	9	8	9	1	1	1
Benefits paid	(359)	(309)	(276)	(37)	(31)	(28)	(14)	(9)	(6)
Actuarial (gain) loss	(303)	657	194	(88)	243	34	28	42	6
End of year	9,371	9,244	8,118	1,273	1,283	973	234	196	143

Fair value of plan assets
Beginning of year	9,632	9,287	8,009	954	866	755
Employee contributions	62	63	62	9	8	8
Actual return on assets	1,173	401	1,386	134	78	100
Employer contributions	204	190	106	64	33	31
Benefits paid	(359)	(309)	(276)	(37)	(31)	(28)
End of year	10,712	9,632	9,287	1,124	954	866

Funded status
Plan assets in excess of (less than) projected benefit obligation	1,341	388	1,169	(149)	(329)	(107)	(234)	(196)	(143)
Unrecognized net loss (gain) from past experience different from that assumed and from changes in assumptions	530	1,331	379	315	490	267	57	31	(13)
Unrecognized prior service cost	54	60	74	(8)	(9)	(11)	3	4	4

Prepaid (accrued) pension cost	$1,925	$1,779	$1,622	$158	$152	$149	$(174)	$(161)	$(152)

Accumulated Benefit Obligation	$7,149	$7,113	$6,117	$1,273	$1,283	$973	$206	$168	$122

The $1,925 million prepaid SRP cost at June 30, 2006 ($1,779 million—June 30, 2005) is included in Prepaid Pension Cost on the balance sheet.  Of this amount $827 million was attributable to IDA ($748 million—June 30, 2005) and is included in Accounts Payable and Miscellaneous Liabilities on the balance sheet.

The $158 million prepaid RSBP cost at June 30, 2006 ($152 million—June 30, 2005), is included in Prepaid Pension Cost on the balance sheet.  Of this amount $57 million was attributable to IDA ($54 million— June 30, 2005) and is included in Accounts Payable and Miscellaneous Liabilities on the balance sheet.

Assumptions

The actuarial assumptions used are based on financial market interest rates, past experience, and management’s best estimate of future benefit changes and economic conditions.  Changes in these assumptions will impact future benefit costs and obligations.

The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation.  Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns.  Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield.  Bond returns are generally developed as the sum of expected inflation, real bond yield, and risk premium/spread (as appropriate).  Other asset class returns are derived from their relationship to equity and bond markets.  The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP.  The discount rate used in determining the benefit obligation is selected by reference to the year-end AAA and AA corporate bonds.

Actuarial gains and losses occur when actual results are different from expected results.  Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.

The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs for the fiscal years ended June 30, 2006, June 30, 2005, and June 30, 2004:

Weighted average assumptions used to determine projected benefit obligation

In percent

	SRP			RSBP			PEBP
	2006	2005	2004	2006	2005	2004	2006	2005	2004

Discount rate	6.50	5.25	6.25	6.50	5.25	6.25	6.50	5.25	6.25
Rate of compensation increase	6.80	5.90	6.40

Health care growth rates—at end of fiscal year				7.60	6.80	7.30
Ultimate health care growth rate				5.00	4.25	4.75
Year in which ultimate rate is reached				2012	2012	2012

Weighted average assumptions used to determine net periodic pension cost

In percent

	SRP			RSBP			PEBP
	2006	2005	2004	2006	2005	2004	2006	2005	2004

Discount rate	5.25	6.25	5.75	5.25	6.25	5.75	5.25	6.25	5.75
Expected return on plan assets	7.75	7.75	7.75	8.25	8.25	7.75
Rate of compensation increase	5.90	6.40	5.40
Health care growth rates
- at end of fiscal year				6.80	7.30	6.10
- to year 2012 and thereafter				4.25	4.75	3.75

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP.  The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate:

In millions of U.S. dollars

	One percentage point increase	One percentage point decrease

Effect on total service and interest cost	$25	$(20)
Effect on postretirement benefit obligation	260	(216)

Investment Strategy

The investment policy for the SRP and the RSBP is to optimize the risk-return relationship as appropriate to the respective plan’s needs and goals, using a global diversified portfolio of various asset classes.  Specifically, the long-term asset allocation is based on an analysis that incorporates expected returns by asset class as well as volatilities and correlations across asset classes and the liability profile of the respective plans.  This analysis, referred to as an asset-liability analysis, also provides estimates of potential future contributions and future asset and liability balances. Plan assets are managed by external investment managers and monitored by IBRD’s pension investment department.  The pension plan assets are invested in diversified portfolios of public equity, fixed income, and alternative investments.  The fixed-income and public equity asset classes are rebalanced on a monthly basis. The following table presents the weighted-average asset allocation at June 30, 2006 and June 30, 2005 and the respective target allocation by asset category for the SRP and RSRP:

In percent

	SRP			RSBP
	Target			Target
	Allocation	% of Plan Assets		Allocation	% of Plan Assets
	2006	2006	2005	2006	2006	2005
Asset Class

Fixed Income	40%	40%	40%	30%	30%	31%
Public Equity	35	35	40	30	33	37
Alternative Investments	25	25	20	40	37	32
Total	100%	100%	100%	100%	100%	100%
Alternative Investments include:
Private Equity	up to 12%	8.3%	7.1%	up to 28%	12.3%	11.2%
Real Estate	up to 8%	4.7	4.0	up to 18%	4.1	3.7
Hedge Funds	up to 12%	12.0	8.7	up to 23%	20.5	16.8

Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years.  The expected benefit payments are based on the same assumptions used to measure the benefit obligation at June 30, 2006:

In millions of U.S. dollars

	SRP	RSBP	PEBP

July 1, 2006 - June 30, 2007	$390	$34	$16
July 1, 2007 - June 30, 2008	430	38	18
July 1, 2008 - June 30, 2009	469	42	19
July 1, 2009 - June 30, 2010	506	46	20
July 1, 2010 - June 30, 2011	541	51	21
July 1, 2011 - June 30, 2016	3,250	333	126

Expected Contributions

IBRD’s contribution to the SRP and RSBP varies from year to year, as determined by the Pension Finance Committee, which bases its judgement on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP.  The best estimate of the amount of contributions expected to be paid to the SRP and RSBP for IBRD and IDA during the fiscal year beginning July 1, 2006 is $149 million and $67 million, respectively.

NOTE L—SEGMENT REPORTING

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.  In addition, given the nature of IBRD, the risk and return profiles are sufficiently similar among borrowers that IBRD does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

For the fiscal year ended June 30, 2006, loans to one country generated in excess of 10 percent of loan income; this amounted to $502 million.  Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers.

The following table presents IBRD’s loan outstanding balances and associated loan income, by geographic region, as of and for the fiscal years ended June 30, 2006 and June 30, 2005:

In millions of U.S. dollars

	2006		2005
Region	Loan Income	Loans Outstanding	Loan Income	Loans Outstanding

Africa	$49	$1,934	$42	$2,197
East Asia and Pacific	1,295	25,506	1,147	27,139
Europe and Central Asia	1,143	25,223	926	25,735
Latin America and the Caribbean	1,734	36,273	1,470	35,123
Middle East and North Africa	289	6,089	346	6,753
South Asia	349	7,899	219	7,399
Other(a)	5	80	5	55

Total	$4,864	$103,004	$4,155	$104,401

(a).       Represents loans to IFC, an affiliated organization.

NOTE M—COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income.  For IBRD, comprehensive income comprises the cumulative effects of a change in accounting principle related to the implementation of FAS 133, currency translation adjustments, and net income.  These items are presented in the Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Income (Loss) for the fiscal years ended June 30, 2006, June 30, 2005, and June 30, 2004:

In millions of U.S. dollars

	2006
		Cumulative		Total
		Effect of		Accumulated
	Cumulative	Change in		Other
	Translation	Accounting		Comprehensive
	Adjustment	Principle	Reclassification(a)	Income

Balance, beginning of the fiscal year	$(152)	$500	$(460)	$(112)
Changes from period activity	273	—	(4)	269

Balance, end of the fiscal year	$121	$500	$(464)	$157

(a).       Reclassification of Cumulative effect of change in accounting principle to net income.

In millions of U.S. dollars

	2005
		Cumulative		Total
		Effect of		Accumulated
	Cumulative	Change in		Other
	Translation	Accounting		Comprehensive
	Adjustment	Principle	Reclassification(a)	Loss

Balance, beginning of the fiscal year	$(13)	$500	$(416)	$71

Changes from period activity	(139)	—	(44)	(183)

Balance, end of the fiscal year	$(152)	$500	$(460)	$(112)

In millions of U.S. dollars

	2004
		Cumulative		Total
		Effect of		Accumulated
	Cumulative	Change in		Other
	Translation	Accounting		Comprehensive
	Adjustment	Principle	Reclassification(a)	Income

Balance, beginning of the fiscal year	$(346)	$500	$(414)	$(260)

Changes from period activity	333	—	(2)	331

Balance, end of the fiscal year	$(13)	$500	$(416)	$71

(a).       Reclassification of Cumulative effect of change in accounting principle to net income.

NOTE N—NET UNREALIZED GAINS (LOSSES) ON NON-TRADING DERIVATIVE INSTRUMENTS,  AS REQUIRED BY FAS 133

On July 1, 2000, IBRD adopted FAS 133.  This standard requires that derivative instruments, as defined by FAS 133, be recorded on the balance sheet at fair value.  IBRD has not defined any qualifying hedging relationships under this standard.

Prior to the adoption of FAS 133, the derivative instruments in the borrowing portfolio were recorded using synthetic accounting.  The derivative instruments in the investment portfolio were, and continue to be, recorded at fair value in accordance with the requirements of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities.

Upon adoption of FAS 133, IBRD’s net income was increased by $219 million, and an additional $500 million was reported in other comprehensive income.  The allocation between net income and other comprehensive income was based upon the hedging relationships that existed under generally accepted accounting principles before the initial application of FAS 133.

The $500 million difference between the carrying value and the fair value of those derivatives that were hedging a cash flow exposure prior to the initial application of FAS 133, was included in Other Comprehensive Income at the time FAS 133 was implemented.  This amount is being reclassified into earnings in the same period or periods in which the hedged forecasted transactions affect earnings.

Any gains or losses on those borrowings for which a fair value exposure was being hedged prior to adoption of FAS 133 were recorded in income at the time of implementation, and were offset by the mark-to-market adjustments on the related derivative instruments.  The mark-to-market adjustments on the bonds are being amortized over the remaining lives of the related bonds.

The following table reflects the components of the effects of applying FAS 133 for the fiscal years ended June 30, 2006, June 30, 2005, and June 30, 2004.

In millions of U.S. dollars

	2006	2005	2004

Unrealized (losses) gains on non-trading derivative instruments, as defined by FAS 133	$(3,440)	$2,527	$(4,052)
Reclassification and amortization of transition adjustment
Reclassification from Other Comprehensive Income—Cash Flow Hedges	4	44	2
Amortization of mark-to-market on borrowings associated with fair value hedges	(43)	(60)	(50)

Net unrealized (losses) gains on non-trading derivative instruments, as required by FAS 133	$(3,479)	$2,511	$(4,100)

NOTE O—ESTIMATED AND FAIR VALUE DISCLOSURES

The Condensed Balance Sheets below present IBRD’s estimates of fair value of its assets and liabilities along with their respective carrying amounts as of June 30, 2006 and June 30, 2005.

In millions of U.S. dollars

	2006		2005
	Carrying		Carrying
	Value	Fair Value*	Value	Fair Value*

Due from Banks	$758	$758	$1,177	$1,177
Investments	25,826	25,826	27,444	27,444
Loans Outstanding	103,004	103,885	104,401	107,549
Less Accumulated Provision for Loan Losses and Deferred Loan Income	(2,783)	(2,783)	(3,491)	(3,491)
Net Loans Outstanding	100,221	101,102	100,910	104,058
Swaps Receivable
Investments	7,525	7,525	9,735	9,735
Loans	87	89	89	90
Borrowings	70,036	70,036	75,187	75,187
Other Asset/Liability	835	835	878	878
Other Assets	7,038	6,694	6,588	6,188
Total Assets	$212,326	$212,865	$222,008	$224,757
Borrowings	$95,835	$95,258	$101,297	$105,691
Swaps Payable
Investments	7,960	7,960	11,215	11,215
Loans	84	84	89	89
Borrowings	65,819	65,819	65,404	65,404
Other Asset/Liability	1,014	1,014	1,034	1,034
Other Liabilities	5,140	5,140	4,381	4,381
Total Liabilities	175,852	175,275	183,420	187,814
Paid in Capital Stock	11,483	11,483	11,483	11,483
Retained Earnings and Other Equity	24,991	26,107	27,105	25,460
Total Equity	36,474	37,590	38,588	36,943
Total Liabilities and Equity	$212,326	$212,865	$222,008	$224,757

* Except for loans, which are on an estimated value (current value) basis.

Valuation Methods and Assumptions

Due from Banks

The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

Investments

IBRD’s investment securities and related financial instruments held in the trading portfolio are carried and reported at fair value.  Therefore, for the investment portfolio, no additional adjustment is necessary.  Fair value is based on market quotations.  Instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.  (See Note A).

Net Loans Outstanding

All of IBRD’s loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC.  IBRD does not currently sell its loans, nor does it believe there is a comparable market for its loans.  The current value of loans outstanding incorporates management’s best estimate of the probable expected cash flows of these instruments to IBRD.

The current value of loans, including associated financial derivatives, is based on a discounted cash flow method.  The estimated cash flows from principal repayments and interest are discounted using the rate at which IBRD would originate a similar loan at the reporting date.  The cash flows of these instruments are based on management’s best estimates taking into account market exchange rates and interest rates.

The current value of net loans outstanding also includes IBRD’s assessment of the appropriate credit risk, considering its history of collections from borrowers.  This is reflected in the accumulated provision for loan losses.

Swaps Receivable and Swaps Payable

Certain derivatives, as defined by FAS 133, are recorded in the balance sheet at estimated fair value.  The fair value is estimated using a discounted cash flow method representing the estimated cost of replacing these contracts on that date. (See Note A).

Borrowings

The fair value of borrowings is predominantly based on discounted cash flow techniques using appropriate market yield curves.

Other Assets and Other Liabilities

These amounts are generally short-term in nature.  Therefore, the carrying value is a reasonable estimate of fair value.  The difference between the carrying value and fair value of other assets is due to the carrying value of debt issuance costs being included in other assets while the fair value of these costs is included as part of the fair value of borrowings.

NOTE P—CHANGE IN ACCOUNTING PRINCIPLE FOR BOARD OF GOVERNORS-APPROVED TRANSFERS

In the fourth quarter of the fiscal year ended June 30, 2006, IBRD changed its accounting for Board of Governors-approved transfers.  This change is described below.

Background

IBRD is an international organization formed under its Articles of Agreement and not under the laws of any particular jurisdiction. Its legal form and distribution policy is therefore governed by the Articles, related Amendments and By-Laws, and Interpretations by the Board of Executive Directors.  Generally accepted accounting principles, specifically related to equity transactions, such as dividends or distributions to shareholders, are primarily based on the legal requirements prescribed by corporate law applicable to the jurisdiction of incorporation of the reporting entity.

IBRD’s distribution policy is contained in Article V, Section 14 (a) of the Articles of Agreement which states that “The Board of Governors shall determine annually what part of the Bank’s net income, after making provision for reserves, shall be allocated to surplus and what part, if any shall be distributed.”  While the Executive Directors have been delegated the authority for the ordinary operations of IBRD, only the Board of Governors has the authority for declaring distributions or making transfers out of retained earnings under IBRD’s Articles of Agreement.  This is a reserved power which, under the Articles, may not be delegated.

Each year since 1964, IBRD’s Board of Governors has considered and authorized, in lieu of distributions to its shareholders, transfers to other organizations for purposes congruent with IBRD’s mission (See Note H).  IBRD’s previous accounting for Board of Governors-approved transfers placed emphasis on the role of the Governors acting on behalf of shareholders and was viewed as being constructively a transaction with owners.  In effect, IBRD viewed these transactions as being equivalent to distributions, whereby the shareholders constructively received these funds and simultaneously agreed to contribute them to the designated recipient.  IBRD effected the distributions via transfers to the designated recipients. Therefore, in prior periods certain of these transfers, depending on their nature, were accounted for as direct reductions in equity.  This accounting reflected the shareholders’ view of the substance and intent of these transfers and was applied consistently by IBRD since 1964.

Description of the change in Principle

In light of the increasing frequency of these transfers and varying nature of recipients, IBRD has re-evaluated its accounting related to these types of transactions and determined that, effective June 30, 2006, all Board of Governors-approved transfers would be reported as expenses within the Statement of Income.  For the reasons discussed in the following paragraph, management believes that expensing these transactions represents a change to a preferable accounting principle, although the past accounting principle was acceptable.

The new accounting treatment provides greater transparency in IBRD’s financial statements, by reflecting all of these transactions in the Statement of Income as compared to the prior method of reflecting certain of such transactions as direct charges to equity.  In addition, while these transactions do not meet the criteria used by IBRD to define its principal operating activities, they are consistent with IBRD’s overall mission.  Therefore, the inclusion of these transactions within the Statement of Income provides greater transparency regarding the full extent of IBRD’s outflows in connection with its principal operating activities as well as those activities separately authorized by the Board of Governors outside of IBRD’s regular operations.  This change in accounting principle also provides greater consistency with the more traditional corporate legal form and associated expense recognition policies presumed by generally accepted accounting principles.

Impact of the change in Principle

As described in Note A under Accounting and Reporting Developments, IBRD also elected to early adopt FAS 154, Accounting Changes and Error Corrections, and therefore this change to a preferable accounting principle has been applied retrospectively. Retrospective application means applying the new accounting principle as if it had always been in effect.  Accordingly, all amounts in the prior periods’ financial statements impacted by this change in accounting policy have been adjusted.  In particular; the change in accounting policy has resulted in an increase in expenses for amounts that were previously reported as direct reductions in equity.  Accordingly, amounts reported as Board of Governors-approved transfers on the Statement of Income are higher than the amounts previously reported, and the Statement of Changes in Retained Earnings no longer presents Board of Governors-approved transfers as direct reductions in retained earnings. Also, the presentation of Board of Governors-approved transfers previously presented in the Statement of Cash Flows as distributions and, therefore, a component of cash flows from financing, are now reported as a component of cash flows from operating activities.

The effect of this change on net income previously reported in fiscal years ended June 30, 2005 and June 30, 2004 is summarized in the table below:

In millions of U.S. dollars

	Fiscal Year Ended June 30, 2005		Fiscal Year Ended June 30, 2004
	As Adjusted	As Reported	As Adjusted	As Reported

Net Income (Loss)	$3,189	$3,831	$(3,049)	$(2,404)

There is no impact on ending retained earnings, accumulated other comprehensive income (loss) or any other component of the balance sheet from this change in accounting principle.

As this change in accounting principle was made in the fourth quarter of the fiscal year ended June 30, 2006, the tables below provide supplemental information about the effect of the change on the results of interim periods previously reported for this fiscal year ended June 30, 2006 as well as the comparative periods of fiscal year ended June 30, 2005.

Condensed Statement of Income for interim periods of the fiscal year ended June 30, 2006

In millions of U.S. dollars

	First Quarter		Second Quarter		Third Quarter
	As	As	As	As	As	As
	Reported	Adjusted	Reported	Adjusted	Reported	Adjusted

Income
Loans	$1,141	$1,141	$1,209	$1,209	$1,212	$1,212
Investments-Trading	220	220	268	268	277	277
Other	64	64	62	62	74	74
Total income	1,425	1,425	1,539	1,539	1,563	1,563

Expenses
Borrowings	876	876	968	968	1,014	1,014
Administrative	229	229	249	249	260	260
Contributions to special programs	6	6	41	41	44	44
Board of Governors-approved special allocation grants	—	—	5	—	25	—
Release of provision for losses on loans and guarantees	(98)	(98)	(317)	(317)	(52)	(52)
Other	—	—	1	1	2	2
Total expenses	1,013	1,013	947	942	1,293	1,268
Net income before Board of Governors-approved transfers and net unrealized (losses) gains on non-trading derivative instruments, as required by FAS 133 (previously reported as Operating Income)	412	412	592	597	270	295
Board of Governors-approved transfers	—	(610)	—	(5)	—	(35)
Net unrealized (losses) gains on non-trading derivative instruments, as required by FAS 133	(921)	(921)	(13)	(13)	(1,045)	(1,045)
Net (loss) income	$(509)	$(1,119)	$579	$579	$(775)	$(785)

Condensed Statement of Income for the interim periods of the fiscal year ended June 30, 2005

In millions of U.S. dollars

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Full Year
	As	As	As	As	As	As	As	As	As	As
	Reported	Adjusted	Reported	Adjusted	Reported	Adjusted	Derived(a)	Adjusted	Reported	Adjusted

Income
Loans	$931	$931	$1,105	$1,105	$1,020	$1,020	$1,099	$1,099	$4,155	$4,155
Investments-Trading	123	123	158	158	157	157	190	189	628	627
Other	58	58	65	65	67	67	81	81	271	271
Total income	1,112	1,112	1,328	1,328	1,244	1,244	1,370	1,369	5,054	5,053

Expenses
Borrowings	683	683	777	777	759	759	818	818	3,037	3,037
Administrative	218	218	237	237	217	217	349	349	1,021	1,021
Contributions to special programs	20	20	64	64	38	38	51	51	173	173
Release of provision for losses on loans and guarantees	(30)	(30)	(319)	(319)	(86)	(86)	(67)	(67)	(502)	(502)
Other	3	3	3	3	4	4	(5)	(6)	5	4
Total expenses	894	894	762	762	932	932	1,146	1,145	3,734	3,733
Net income before Board of Governors-approved transfers and net unrealized (losses) gains on non-trading derivative instruments, as required by FAS 133 (previously reported as Operating Income)	218	218	566	566	312	312	224	224	1,320	1,320
Board of Governors-approved transfers	—	—	—	(615)	—	—	—	(27)	—	(642)
Net unrealized (losses) gains on non-trading derivative instruments, as required by FAS 133	631	631	889	889	(801)	(801)	1,792	1,792	2,511	2,511
Net (loss) income	$849	$849	$1,455	$840	$(489)	$(489)	$2,016	$1,989	$3,831	$3,189

(a).       The fourth quarter results have been derived by calculating the differences between amounts reported for the third quarter and the full year.

International Bank for Reconstruction and Development
Treasury Asset Liablity Risk System (TALRS)

TREREP_ACC_008

SEC Report - Changes in Borrowings
Borrowings (MLT)  April 01, 2006 thru June 30, 2006

DESK:IBRD

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date

New Borrowings

MTBOC

Australian Dollar

BOND/SELL AUD/IBRD/GDIF/0410AUD05.00		0000007442	AUD		50,000,000	36,387,500	12-Apr-2006	12-Apr-2010

BOND/SELL AUD/IBRD/GDIF/1008AUD04.56		0000007447	AUD		10,000,000	7,326,000	19-Apr-2006	14-Oct-2008

BOND/SELL AUD/IBRD/GDIF/0409AUD05.05		0000007457	AUD		430,000,000	320,629,500	28-Apr-2006	27-Apr-2009

BOND/SELL AUD/IBRD/GDIF/0408AUD04.70		0000007458	AUD		226,000,000	168,516,900	28-Apr-2006	23-Apr-2008

BOND/SELL AUD/IBRD/GDIF/0509AUD05.28		0000007467	AUD		2,115,000	1,636,481	12-May-2006	12-May-2009

BOND/SELL AUD/IBRD/GDIF/1108AUD05.04		0000007461	AUD		80,000,000	62,060,000	16-May-2006	17-Nov-2008

BOND/SELL AUD/IBRD/GDIF/0509AUD05.10		0000007476	AUD		7,000,000	5,313,700	30-May-2006	28-May-2009

BOND/SELL AUD/IBRD/GDIF/0508AUD05.10		0000007483	AUD		23,000,000	17,549,000	01-Jun-2006	30-May-2008

BOND/SELL AUD/IBRD/GDIF/1208AUD05.25		0000007478	AUD		70,000,000	52,374,000	13-Jun-2006	15-Dec-2008

BOND/SELL AUD/IBRD/GDIF/0608AUD05.12		0000007480	AUD		5,000,000	3,707,000	15-Jun-2006	16-Jun-2008

BOND/SELL AUD/IBRD/GDIF/0609AUD05.40		0000007506	AUD		12,000,000	8,854,800	21-Jun-2006	18-Jun-2009

BOND/SELL AUD/IBRD/GDIF/0608AUD05.00		0000007507	AUD		8,000,000	5,851,600	28-Jun-2006	19-Jun-2008

Total By Currency						690,206,481

Japanese Yen

BOND/SELL JPY/IBRD/GDIF/0436JPYSTR02		0000007446	JPY		1,000,000,000	8,477,809	20-Apr-2006	21-Apr-2036

BOND/SELL JPY/IBRD/GDIF/0536JPYSTR		0000007464	JPY		500,000,000	4,498,223	15-May-2006	15-May-2036

BOND/SELL JPY/IBRD/GDIF/0636JPYSTR		0000007482	JPY		500,000,000	4,391,551	12-Jun-2006	13-Jun-2036

BOND/SELL JPY/IBRD/GDIF/0636JPYSTR01		0000007487	JPY		500,000,000	4,386,927	13-Jun-2006	13-Jun-2036

BOND/SELL JPY/IBRD/GDIF/0636JPYSTR02		0000007497	JPY		500,000,000	4,350,663	20-Jun-2006	20-Jun-2036

Total By Currency						26,105,174

Mexican Peso

BOND/SELL MXN/IBRD/GDIF/0509MXN07.20		0000007475	MXN		1,000,000,000	89,686,099	22-May-2006	22-May-2009

BOND/SELL MXN/IBRD/GDIF/0513MXN07.80		0000007466	MXN		100,000,000	8,956,601	30-May-2006	10-May-2013

BOND/SELL MXN/IBRD/GDIF/0613MXN07.71		0000007474	MXN		100,000,000	8,771,314	12-Jun-2006	10-Jun-2013

Total By Currency						107,414,014

New Zealand Dollar

BOND/SELL NZD/IBRD/GDIF/0508NZD05.40		0000007463	NZD		10,000,000	6,204,000	17-May-2006	14-May-2008

BOND/SELL NZD/IBRD/GDIF/0508NZD06.08		0000007479	NZD		16,000,000	9,982,400	25-May-2006	27-May-2008

BOND/SELL NZD/IBRD/GDIF/0509NZD05.82		0000007469	NZD		150,000,000	93,855,000	26-May-2006	26-May-2009

BOND/SELL NZD/IBRD/GDIF/1208NZD05.70		0000007473	NZD		8,000,000	5,120,000	01-Jun-2006	15-Dec-2008

BOND/SELL NZD/IBRD/GDIF/0109NZD05.82		0000007503	NZD		8,000,000	4,896,000	26-Jun-2006	14-Jan-2009

Total By Currency						120,057,400

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date

United States Dollar

BOND/SELL USD/IBRD/GDIF/0416USD05.00		0000007443	USD		1,000,000,000	1,000,000,000	03-Apr-2006	01-Apr-2016

BOND/SELL USD/IBRD/GDIF/1008USD04.22		0000007437	USD		5,000,000	5,000,000	10-Apr-2006	27-Oct-2008

BOND/SELL USD/IBRD/GDIF/0421USDSTR		0000007439	USD		10,000,000	10,000,000	12-Apr-2006	12-Apr-2021

BOND/SELL USD/IBRD/GDIF/0408USD04.02		0000007448	USD		10,000,000	10,000,000	19-Apr-2006	14-Apr-2008

BOND/SELL USD/IBRD/GDIF/0409USD04.47		0000007454	USD		10,000,000	10,000,000	25-Apr-2006	23-Apr-2009

BOND/SELL USD/IBRD/GDIF/1008USD04.43		0000007453	USD		8,000,000	8,000,000	27-Apr-2006	27-Oct-2008

BOND/SELL USD/IBRD/GDIF/0516USDSTR		0000007470	USD		30,000,000	30,000,000	25-May-2006	25-May-2016

BOND/SELL USD/IBRD/GDIF/1108USD04.53		0000007477	USD		9,300,000	9,300,000	30-May-2006	28-Nov-2008

BOND/SELL USD/IBRD/GDIF/1208USD04.20		0000007472	USD		13,000,000	13,000,000	01-Jun-2006	15-Dec-2008

BOND/SELL USD/IBRD/GDIF/0609USD04.45		0000007484	USD		112,300,000	112,300,000	05-Jun-2006	05-Jun-2009

BOND/SELL USD/IBRD/GDIF/0609USD04.56		0000007491	USD		1,256,000	1,256,000	08-Jun-2006	08-Jun-2009

BOND/SELL USD/IBRD/GDIF/0609USDSTR01		0000007481	USD		10,000,000	10,000,000	12-Jun-2006	12-Jun-2009

BOND/SELL USD/IBRD/GDIF/0608USD04.02		0000007488	USD		10,000,000	10,000,000	15-Jun-2006	16-Jun-2008

BOND/SELL USD/IBRD/GDIF/0610USD04.56		0000007489	USD		53,000,000	53,000,000	15-Jun-2006	15-Jun-2010

BOND/SELL USD/IBRD/GDIF/0610USD04.55		0000007504	USD		10,000,000	10,000,000	15-Jun-2006	15-Jun-2010

BOND/SELL USD/IBRD/GDIF/0109USD04.32		0000007502	USD		25,000,000	25,000,000	26-Jun-2006	14-Jan-2009

Total By Currency						1,316,856,000

South African Rand

BOND/SELL ZAR/IBRD/GDIF/0510ZAR06.30		0000007435	ZAR		50,000,000	8,285,691	10-Apr-2006	10-May-2010

BOND/SELL ZAR/IBRD/GDIF/0510ZAR06.30A		0000007444	ZAR		50,000,000	8,254,707	20-Apr-2006	10-May-2010

BOND/SELL ZAR/IBRD/GDIF/0410ZAR06.30		0000007459	ZAR		100,000,000	16,597,648	25-Apr-2006	26-Apr-2010

BOND/SELL ZAR/IBRD/GDIF/0510ZAR06.30B		0000007452	ZAR		55,000,000	9,176,914	26-Apr-2006	10-May-2010

BOND/SELL ZAR/IBRD/GDIF/0610ZAR06.30		0000007462	ZAR		55,000,000	9,055,287	15-May-2006	10-Jun-2010

BOND/SELL ZAR/IBRD/GDIF/0610ZAR06.30A		0000007465	ZAR		55,000,000	8,562,177	22-May-2006	10-Jun-2010

BOND/SELL ZAR/IBRD/GDIF/0610ZAR06.30B		0000007471	ZAR		80,000,000	11,856,243	08-Jun-2006	10-Jun-2010

BOND/SELL ZAR/IBRD/GDIF/0709ZAR06.30		0000007498	ZAR		55,000,000	8,163,266	14-Jun-2006	10-Jul-2009

BOND/SELL ZAR/IBRD/GDIF/0611ZAR06.66		0000007486	ZAR		50,000,000	7,323,593	19-Jun-2006	10-Jun-2011

BOND/SELL ZAR/IBRD/GDIF/0611ZAR06.66A		0000007499	ZAR		55,000,000	7,522,910	26-Jun-2006	10-Jun-2011

BOND/SELL ZAR/IBRD/GDIF/0712ZAR06.96		0000007501	ZAR		50,000,000	6,889,425	29-Jun-2006	10-Jul-2012

Total By Currency						101,687,860

Total						2,362,326,929

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date

MTBOZ

Canadian Dollar

BOND/SELL CAD/IBRD/GDIF/0514CADSTR		0000007468	CAD		12,000,000	10,848,929	09-May-2006	09-May-2014

Total By Currency						10,848,929

United States Dollar

BOND/SELL USD/IBRD/GDIF/0436USDSTR		0000007460	USD		209,000,000	209,000,000	25-Apr-2006	25-Apr-2036

Total By Currency						209,000,000

Total						219,848,929

Maturing Borrowings

GLDDP

Gold

BOND/SELL XAU/IBRD/CB/0406XAU02.12		0000005072	XAU		64,000	40,883,203	23-Apr-2001	24-Apr-2006

Total By Currency						40,883,203

Total						40,883,203

MTBOC

Australian Dollar

BOND/SELL AUD/IBRD/GDIF/0406AUD05.50		0000005666	AUD		259,000,000	192,268,650	23-Apr-2002	24-Apr-2006

BOND/SELL AUD/IBRD/GDIF/0406AUD04.12		0000006319	AUD		30,000,000	22,435,500	23-Apr-2003	26-Apr-2006

BOND/SELL AUD/IBRD/0506AUD04.18		0000006334	AUD		85,000,000	65,569,000	15-May-2003	15-May-2006

BOND/SELL AUD/IBRD/GDIF/0506AUD04.02		0000006339	AUD		55,000,000	41,750,500	27-May-2003	30-May-2006

BOND/SELL AUD/IBRD/GDIF/0506AUD03.90		0000006362	AUD		10,000,000	7,591,000	29-May-2003	30-May-2006

BOND/SELL AUD/IBRD/GDIF/0506AUD04.85		0000006615	AUD		60,000,000	46,338,000	19-Nov-2003	19-May-2006

BOND/SELL AUD/IBRD/GDIF/0606AUD05.19		0000006638	AUD		30,000,000	22,446,000	11-Dec-2003	13-Jun-2006

BOND/SELL AUD/IBRD/GDIF/0406AUD04.46		0000006726	AUD		70,000,000	51,138,500	13-Apr-2004	13-Apr-2006

BOND/SELL AUD/IBRD/GDIF/0506AUD04.60		0000006747	AUD		474,000,000	360,785,100	17-May-2004	17-May-2006

BOND/SELL AUD/IBRD/GDIF/0606AUD04.98		0000006755	AUD		42,000,000	32,046,000	01-Jun-2004	01-Jun-2006

Total By Currency						842,368,250

Czech Koruna

BOND/SELL CZK/IBRD/GDIF/0506CZK7.375		0000003713	CZK	CZK0787GDI01	1,000,000,000	45,560,162	26-May-1999	26-May-2006

Total By Currency						45,560,162

Euro Currency

BOND/SELL EUR/IBRD/MLT/0506NLG06.75E		0000000380	EUR	NLG0082MLT01	90,756,043	115,155,805	16-May-1986	11-May-2006

BOND/SELL EUR/IBRD/GDIF/0406EUR04.10		0000005677	EUR		10,000,000	12,315,000	25-Apr-2002	25-Apr-2006

Total By Currency						127,470,805

New Zealand Dollar

BOND/SELL NZD/IBRD/GDIF/0606NZD05.30A		0000006648	NZD		90,000,000	55,953,000	15-Dec-2003	15-Jun-2006

BOND/SELL NZD/IBRD/GDIF/0606NZD05.12		0000006766	NZD		514,000,000	322,792,000	10-Jun-2004	12-Jun-2006

Total By Currency						378,745,000

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date

United States Dollar

BOND/SELL USD/IBRD/COLTS/0506USD07.38		0000000778	USD	USD1427COL01	685,000	685,000	15-May-1990	10-May-2006

BOND/SELL USD/IBRD/GDIF/0406USD05.50		0000003681	USD	USD0783GDI01	500,000,000	500,000,000	19-Apr-1999	19-Apr-2006

BOND/SELL USD/IBRD/GDIF/0406USD05.50		0000005204	USD		500,000,000	500,000,000	30-Jul-2001	19-Apr-2006

BOND/SELL USD/IBRD/GDIF/0406USD04.30		0000005676	USD		12,000,000	12,000,000	24-Apr-2002	24-Apr-2006

BOND/SELL USD/IBRD/GDIF/0406USD04.35		0000005678	USD		18,500,000	18,500,000	25-Apr-2002	25-Apr-2006

BOND/SELL USD/IBRD/GDIF/0506USD03.88		0000005735	USD		13,000,000	13,000,000	29-May-2002	30-May-2006

BOND/SELL USD/IBRD/GDIF/0606USD03.91		0000005758	USD		10,000,000	10,000,000	12-Jun-2002	12-Jun-2006

Total By Currency						1,054,185,000

Total						2,448,329,217

MTBOZ

United States Dollar

BOND/SELL USD/IBRD/COLTS/0406USD00.00		0000000823	USD	USD1537COL01	104,000	104,000	24-Apr-1991	24-Apr-2006

Total By Currency						104,000

Total						104,000

Early Retirement

MTBOC

Swiss Franc

BOND/BUY CHF/IBRD/MLT/0406CHF05.50		0000007404	CHF		250,000,000	195,411,733	25-Apr-2006	25-Apr-2030

Total By Currency						195,411,733

Japanese Yen

BOND/BUY JPY/IBRD/GDIF/0426JPYSTR		0000007418	JPY		1,000,000,000	8,518,250	03-Apr-2006	03-Apr-2026

BOND/BUY JPY/IBRD/GDIF/0422JPYSTR10		0000007445	JPY		1,500,000,000	12,646,488	18-Apr-2006	15-Apr-2022

BOND/BUY JPY/IBRD/GDIF/0526JPYSTR		0000007449	JPY		2,000,000,000	17,550,016	08-May-2006	08-May-2026

BOND/BUY JPY/IBRD/GDIF/0533JPYSTR		0000007451	JPY		1,900,000,000	17,210,924	12-May-2006	12-May-2033

BOND/BUY JPY/IBRD/GDIF/0631JPYSTR08		0000007508	JPY		1,000,000,000	8,597,713	27-Jun-2006	27-Jun-2031

Total By Currency						64,523,392

South African Rand

BOND/BUY ZAR/IBRD/GDIF/0910ZAR06.84		0000007485	ZAR	BUYBACK	30,000,000	4,499,438	06-Jun-2006	10-Sep-2010

Total By Currency						4,499,438

Total						264,434,562

User :	WB217972	Database ::	REPP